As filed with the Securities and Exchange Commission on April 30, 2014

Securities Act Registration No. 333-176875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 4

BlackRock Kelso Capital Corporation

(Exact name of Registrant as specified in its charter)

40 East 52nd Street

New York, NY 10022

(Address of Principal Executive Offices)

(212) 810-5800

(Registrant’s Telephone Number, Including Area Code)

James R. Maher

Michael B. Lazar

BlackRock Kelso Capital Corporation

40 East 52nd Street

New York, NY 10022

(Name and Address of Agent for Service)

Copies to:

Stacy J. Kanter, Esq.

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value(3)(4)	$	$	$
Preferred Stock, $0.001 par value(3)
Warrants(5)
Subscription Rights(3)
Debt Securities(6)
Units(7)
Total			$1,500,000,000(8)	$174,150

(1)	Estimated pursuant to Rule 457 solely for the purposes of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.
(2)	Previously paid.
(3)	Subject to Note 8 below, there is being registered hereunder an indeterminate number of shares of common stock, preferred stock or subscription rights to purchase shares of common stock as may be sold, from time to time separately or as units in combination with other securities registered hereunder.
(4)	Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(5)	Subject to Note 8 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time separately or as units in combination with other securities registered hereunder, representing rights to purchase common stock, preferred stock or debt securities.
(6)	Subject to Note 8 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time separately or as units in combination with other securities registered hereunder.
(7)	Subject to Note 8 below, there is being registered hereunder an indeterminate number of units. Each unit may consist of a combination of any one or more of the securities being registered hereunder.
(8)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $1,500,000,000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

PRELIMINARY PROSPECTUS            SUBJECT TO COMPLETION            APRIL 30, 2014

$1,500,000,000

Common Stock

Preferred Stock

Warrants

Subscription Rights

Debt Securities

Units

We are an externally-managed, non-diversified closed-end management investment company. We have elected to be regulated as a business development company under the Investment Company Act of 1940.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in middle-market companies in the form of senior and junior secured, unsecured and subordinated debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies. We fund a portion of our investments with borrowed money, a practice commonly known as leverage. We can offer no assurances that we will continue to achieve our objective.

We are managed by BlackRock Kelso Capital Advisors LLC. BlackRock Financial Management, Inc. serves as our administrator.

We may offer, from time to time, in one or more offerings or series, together or separately, up to $1,500,000,000 of our common stock, preferred stock, debt securities, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities and subscription rights, or units comprised of any combination of the foregoing, which we refer to, collectively, as the “securities”. The preferred stock, warrants, subscription rights and debt securities (including as part of a unit) offered hereby may be convertible or exchangeable into shares of our common stock. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus. In the event we offer common stock, the offering price per share of our common stock less any underwriting commissions or discounts will not be less than the net asset value per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our common stockholders and approval of our independent directors, or (3) under such circumstances as the Securities and Exchange Commission, or the SEC, may permit. Our stockholders approved at our 2013 Special Meeting of Stockholders a proposal that authorizes us, with approval of our Board of Directors, to sell or otherwise issue shares of our common stock at a price below our then current net asset value per share in one or more offerings, subject to certain limitations, and we have included a similar proposal in the Proxy Statement for our 2014 Special Meeting of Stockholders (the “Proxy Statement”), filed with the SEC on March 19, 2014. Sales of common stock below net asset value per share dilute the interests of existing stockholders, have the effect of reducing the net asset value per share and may reduce the market price per share of our common stock. See “Risks” beginning on page 11 and “Sales of Common Stock Below Net Asset Value” beginning on page 48.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “BKCC”. The last reported closing price for our common stock on April 29, 2014 was $9.02 per share. The net asset value per share of our common stock at December 31, 2013 (the last date prior to the date of this prospectus on which we determined net asset value) was $9.54.

This prospectus, and the accompanying prospectus supplement, if any, sets forth the important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 40 East 52nd Street, New York, NY 10022 or by telephone at (212) 810-5800 or on our website at www.blackrockkelso.com/InvestorRelations. The SEC also maintains a website at www.sec.gov that contains such information free of charge.

Investing in our securities involves a high degree of risk, including the risk of the use of leverage. Before investing in our securities, you should read the discussion of the material risks of investing in the Company in “Risks” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Prospectus dated                     , 2014

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, if any. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement, if any. If anyone provides you with different or additional information, you should not rely on it. In the event of a conflict between this prospectus and the accompanying prospectus supplement, if any, the prospectus supplement shall govern. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since then. We will update these documents to reflect material changes as required by law.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $1,500,000,000 of our common stock, preferred stock, debt securities, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities and subscription rights, or units comprised of any combination of the foregoing, on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the headings “Additional Information” and “Risks” before you make an investment decision.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus and the accompanying prospectus supplement, if any, carefully, including “Risks.” Throughout this prospectus, we refer to BlackRock Kelso Capital Corporation as the “Company,” “BlackRock Kelso,” “we,” “us” or “our.”

The Company

We provide middle-market companies with flexible financing solutions, including senior and junior secured, unsecured and subordinated debt securities and loans, and equity securities. Our strategy is to provide capital to meet our clients’ current and future needs across this spectrum, creating long-term partnerships with growing middle-market companies.

We are an externally-managed, non-diversified closed-end management investment company. We have elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, which we refer to as the 1940 Act. In addition, for tax purposes we intend to continue to qualify as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, which we refer to as the Code. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations. We are also registered as an investment advisor under the Advisors Act.

Our investment objective is to generate both current income and capital appreciation through our debt and equity investments. We invest primarily in middle-market companies and target investments throughout the capital structure that we believe provide an attractive risk-adjusted return. The term “middle-market” refers to companies with annual revenues typically between $50 million and $1 billion. Our targeted investment typically ranges between $10 million and $50 million, although the investment sizes may be more or less than the targeted range and the size of our investments may grow with our capital availability. We generally seek to invest in companies that operate in a broad variety of industries and that generate positive cash flows.

Although most of our investments are in senior and junior secured, unsecured and subordinated loans to U.S. private and certain public middle-market companies, we invest throughout the capital structure, which may include common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities. We may from time-to-time invest up to 30% of our assets opportunistically in other types of investments, including securities of other public companies and foreign securities.

The senior and junior secured loans in which we invest generally have stated terms of three to ten years and the subordinated debt investments we make generally have stated terms of up to ten years, but the expected average life of such senior and junior secured loans and subordinated debt is generally between three and seven years. However, we may invest in securities of any maturity or duration. The debt that we invest in typically is not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s). We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

We were incorporated on April 13, 2005, commenced operations with private funding on July 25, 2005, and completed our initial public offering on July 2, 2007. Since the commencement of our operations, the team of investment professionals of BlackRock Kelso Capital Advisors LLC (the “Advisor” or “BlackRock Kelso Capital Advisors”), including our senior management, has evaluated more than 2,800 investment opportunities and completed 152 investments, aggregating over $3.2 billion in capital provided to middle-market companies through December 31, 2013.

During the year ended December 31, 2013, we invested approximately $533.7 million across twenty one new and several existing portfolio companies. This compares to approximately $317.1 million across six new and several existing portfolio companies for the year ended December 31, 2012. Sales, repayments and other exits of investment principal totaled $442.6 million during the year ended December 31, 2013, versus $314.8 million during the year ended December 31, 2012.

At December 31, 2013, our net portfolio of 51 portfolio companies was invested 43% in senior secured loans, 22% in equity investments, 18% in senior secured notes, 16% in unsecured or subordinated debt securities and 1% in cash and cash equivalents. This compares to our portfolio of 47 portfolio companies was invested 52% in senior secured loans, 18% in senior secured notes, 16% in unsecured or subordinated debt securities, 13% in equity investments and 1% in cash and cash equivalents at December 31, 2012. Our average investment by portfolio company at amortized cost, excluding investments below $5.0 million, was approximately $26.0 million at December 31, 2013. As compared to December 31, 2012 our average investment by portfolio company at amortized cost, excluding investments below $5.0 million, was approximately $26.9 million.

The weighted average yield of the debt and income producing equity securities in our portfolio at fair value was 12.1% at December 31, 2013 and 12.6% at December 31, 2012. The weighted average yields on our senior secured loans and other debt securities at fair value were 11.4% and 13.1%, respectively, at December 31, 2013, versus 11.9% and 13.6%, at December 31, 2012. The weighted average yield of the debt and income producing equity securities in our portfolio at their current cost basis was 12.0% at December 31, 2013 and 12.2% at December 31, 2012. The weighted average yields on our senior secured loans and other debt securities at their current cost basis were 11.4% and 13.0%, respectively, at December 31, 2013, versus 11.4% and 13.5%, respectively, at December 31, 2012.

BlackRock Kelso Capital Advisors

Our investment activities are managed by the Advisor. The Advisor is registered as an investment advisor. The Advisor is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. The Advisor is led by James R. Maher, Chairman and Chief Executive Officer of the Company and the Advisor, and Michael B. Lazar, Chief Operating Officer of the Company and the Advisor. They are supported by the Advisor’s team of employees, including 16 investment professionals who have extensive experience in commercial and mezzanine lending, investment banking, accounting, corporate law and private equity investing. Additionally, the Advisor has an investment committee that includes Messrs. Maher and Lazar. Senior management as well as other key personnel of the Advisor have critical industry experience and relationships that we rely on to implement our business plan.

Administration

We have entered into an administration agreement with BlackRock Financial Management, Inc. (the “Administrator”) under which the Administrator provides certain administrative services to us. For providing these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of certain of our officers and their respective staffs.

Market opportunity

We believe that current market conditions present opportunities for investment in middle-market companies with attractive risk-adjusted returns for several reasons, including:

The current market environment may mean more favorable terms for investments in middle-market companies. We believe the tight supply of credit due to deleveraging by banks provides a promising environment in which to originate investments in middle-market companies. We believe we are able to structure investments with lower leverage multiples, higher current returns, greater opportunity for equity appreciation, better prepayment protection, and more meaningful financial covenants than are typically available on commensurate investments in large liquid market companies.

Middle-market companies have faced increasing difficulty in accessing the capital markets. While many middle-market companies were able to raise funds by raising debt in the capital markets in the past, we believe this approach to financing has become more difficult, as transactions have increased in size to address investors’ demands for greater liquidity in securities such as high yield bonds. In addition, we believe that many senior lenders have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing large, liquid capital markets transactions.

There is a large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there is a large pool of uninvested private equity capital available to middle-market companies. We expect that private equity firms will be active investors in middle-market companies and that these private equity firms will seek to supplement their equity investments with senior secured and junior loans and equity co-investments from other sources, such as us.

Middle-market companies are increasingly seeking private sources for debt and equity capital. We believe that many middle-market companies prefer to execute transactions with private capital providers such as us, rather than execute high-yield bond or equity transactions in the public markets, which may necessitate increased financial and regulatory compliance and reporting obligations.

Consolidation among commercial banks has reduced the focus on middle-market business. We believe that many senior lenders have de-emphasized their service and product offerings to middle-market companies in favor of lending to large corporate clients, managing capital markets transactions and providing other non-credit services to their customers.

Competitive advantages

We believe we possess the following competitive advantages over other capital providers to middle-market companies:

Demonstrated ability to deploy capital consistent with our investment policies. Since our inception, the Advisor has invested in excess of $3.2 billion across 152 portfolio companies through December 31, 2013. We have a portfolio yield at fair value of approximately 12.1% at December 31, 2013. During the year ended December 31, 2013, we invested approximately $533.7 million of gross assets.

Proven transaction sourcing strategy. Since the Advisor’s inception of operations, it has sourced and reviewed more than 2,800 potential investments and has a proven process through which it has invested in excess of $3.2 billion through December 31, 2013. The Advisor identifies potential investments through its dynamic transaction origination efforts. The origination efforts include calling on financial institutions such as investment banks, commercial banks, specialty finance companies and private equity firms; as well as on advisory firms, trade associations and the owners and managers of middle-market companies with whom its investment professionals and investment committee members have relationships. We expect that our ability to leverage these relationships will continue to result in the referral of investment opportunities to us and provide us with a competitive advantage.

Highly experienced investment team. Our investment activities are carried out by BlackRock Kelso Capital Advisors and led by James R. Maher and Michael B. Lazar with guidance from the Advisor’s investment committee. The investment committee is comprised of Messrs. Maher and Lazar and certain employees of

BlackRock, Inc. (“BlackRock”) and certain principals of Kelso & Company, L.P. (“Kelso”). The Advisor’s investment professionals, as well as members of the investment committee, have extensive experience in fixed income, public equity and private equity investing, and possess a broad range of transaction, financial, managerial and investment skills.

Our executive officers and directors and the employees of the Advisor serve or may serve as investment advisors, officers, directors or principals of entities or investment funds that operate in the same or a related line of business as we do and/or investment funds managed by our affiliates. We note that any affiliated investment vehicle currently formed or formed in the future and managed or to be managed in the future by the Advisor or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, the Advisor or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by the Advisor or its affiliates. However, the Advisor and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures. In any such case, if the Advisor forms other affiliates in the future, we may co-invest on a concurrent basis with such other affiliates, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. In certain circumstances, negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. Neither BlackRock nor Kelso advise us. Additionally, Kelso does not participate in the activities of the Advisor. A subsidiary of BlackRock provides certain administrative services to us.

Disciplined investment process with focus on preservation of capital. In making investment decisions, the Advisor employs a disciplined and selective review process that focuses on, among other things, a thorough analysis of the underlying issuer’s business and the performance drivers of that business, as well as an assessment of the legal and economic features of each particular investment.

Cost-effective and high quality infrastructure. We benefit from the existing infrastructure and administrative capabilities of the Administrator. For providing these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement.

Leverage

On June 7, 2013, the Company entered into a Senior Secured Term Loan Credit Agreement (the “Term Loan”) which has a principal amount of $10,000,000. The Term Loan has a stated maturity date of May 31, 2018. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 3.75%.

On March 13, 2013, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “Credit Facility”) which has an initial aggregate principal amount of up to $350,000,000 and canceled the prior credit facility and the related term loan that were outstanding at December 31, 2012. The Credit Facility has a stated maturity date of March 13, 2017. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 2.50%. The Credit Facility’s commitment may increase in size, under certain circumstances, up to a total of $750,000,000. The Credit Facility contains customary affirmative and negative covenants, including the maintenance of a minimum stockholders’ equity, the maintenance of a ratio of not less than 200% of total assets (less total liabilities other than indebtedness) to total indebtedness, and restrictions on certain payments and issuance of debt. In addition, borrowings under the Credit Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio. At December 31, 2013, we were in compliance with all financial and operational covenants required by the Credit Facility. We had $179.0 million of indebtedness under the Credit Facility outstanding at December 31, 2013.

On February 19, 2013 we closed a private offering of $100 million in aggregate principal amount of 5.50% unsecured convertible senior notes due 2018 (the “Convertible Notes”). The initial purchasers of the Convertible Notes fully exercised their overallotment option and purchased an additional $15 million in aggregate principal amount of the Convertible Notes. The closing of the overallotment option took place on March 4, 2013. With the exercise of the overallotment option, a total of $115 million in aggregate principal amount of the Convertible Notes have been sold. Our net proceeds from the offering, including the exercise of the overallotment option, were approximately $111.3 million. The Convertible Notes were only offered to qualified institutional buyers as defined in the Securities Act pursuant to Rule 144A under the Securities Act.

The Convertible Notes are unsecured and bear interest at a rate of 5.50% per year, payable semi-annually in arrears. In certain circumstances and during certain periods, the Convertible Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, at an initial conversion rate of 86.0585 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $11.62 per share of our common stock, subject to defined anti-dilution adjustments. We do not have the right to redeem the Convertible Notes prior to maturity. The Convertible Notes mature on February 15, 2018, unless repurchased or converted in accordance with their terms prior to such date.

On January 18, 2011, we closed a private placement issuance of $158 million in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.50% and a maturity date of January 18, 2016 and $17 million in aggregate principal amount of seven-year senior secured notes with a fixed interest rate of 6.60% and a maturity date of January 18, 2018, which we refer to collectively as our Senior Secured Notes. Interest on the Senior Secured Notes is due semi-annually on January 18 and July 18. The proceeds from the issuance of the Senior Secured Notes were used to fund new portfolio investments, reduce outstanding borrowings under the Credit Facility and for general corporate purposes.

Risks

Investment in our securities involves a number of significant risks relating to our business and our investment objective that you should consider before investing in our securities.

A large number of entities and individuals compete for the same kind of investment opportunities as we do. Increased competition would make it more difficult for us to purchase or originate investments at attractive prices. As a result of this competition, sometimes we may be precluded from making otherwise attractive investments.

We borrow funds to make investments. As a result, we are exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage magnifies the potential for gain and loss on amounts invested and therefore increases the risks associated with investing in our securities. Under the 1940 Act, we may not borrow money unless we maintain asset coverage for indebtedness and preferred stock of at least 200%, which may affect returns to stockholders.

Our Advisor and its affiliates, officers and employees may have certain conflicts of interest. The Advisor, its officers and employees and its investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business or of investment funds managed by affiliates of the Advisor. Accordingly, these individuals may have obligations to investors in those entities or funds, the fulfillment of which might not be in our best interests or the best interests of our stockholders.

The potential for the Advisor to earn an incentive fee from time to time under the investment management agreement may create an incentive for the Advisor to make investments that are riskier or more speculative than would otherwise be the case. Substantially all of our portfolio of investments is illiquid. Our portfolio includes securities primarily issued by private companies. These investments may involve a high degree of business and financial risk; they are illiquid, and may not produce current returns or capital gains. If we were forced to immediately liquidate some or all of the investments in the portfolio, the proceeds of such liquidation could be significantly less than the current value of such investments. We may be required to liquidate some or all of our portfolio investments to meet our debt service obligations.

The capital markets may experience periods of disruption and instability. This may affect the ability of a portfolio company to repay its borrowings or to engage in a liquidity event, which is a transaction that involves the sale or recapitalization of all or part of a portfolio company. These conditions could lead to loss of investment returns and/or financial losses in our portfolio and a decrease in our revenues, net income and assets. Numerous other factors may affect a borrower’s ability to repay its loan, including the failure to meet its business plan, a downturn in its industry or negative economic conditions.

To maintain our status as a BDC, we must not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets.

We may not be able to pay dividends and failure to qualify as a RIC for tax purposes could have a material adverse effect on the income available for debt service and distributions to our stockholders, which may have a material adverse effect on our total return to common stockholders, if any.

Also, we are subject to certain risks associated with valuing our portfolio, changing interest rates, accessing additional capital, fluctuating financial results, and operating in a regulated environment.

The market value of our securities may be volatile due to market factors that may be beyond our control.

Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

Company information

Our administrative and executive offices are located at 40 East 52nd Street, New York, NY 10022, and our telephone number is (212) 810-5800.

FEES AND EXPENSES

The following table will assist you in understanding the various costs and expenses that an investor in shares of our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)		%(1)
Offering Expenses (as a percentage of offering price)		%(2)
Total Common Stockholder Expenses (as a percentage of offering price)		%(3)
Estimated Annual Expenses (as a Percentage of Net Assets Attributable to Common Shares)(4)
Management Fees	3.05	%(5)
Incentive Fees Payable Under the Investment Management Agreement	4.39	%(6)
Interest Payments on Borrowed Funds	2.95	%(7)
Other Expenses	1.45	%(8)

Total Annual Expenses	11.84	%(9)

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.
(3)	The expenses of our dividend reinvestment plan are included in “Other Expenses.”
(4)	“Net Assets Attributable to Common Shares” equals our net assets at December 31, 2013.
(5)	Our management fee is 2.0% of our total assets, payable quarterly in arrears based on our total assets at the beginning of the quarter. See “The Advisor” included elsewhere in this prospectus.
(6)	These Incentive Fees are based on annualized amounts incurred. The Incentive Fee is based on our performance, will vary from year to year and will not be paid unless our performance exceeds certain thresholds. As we cannot predict whether we will meet these thresholds, the Incentive Fee paid in future years, if any, may be substantially different than the fee earned historically. For more detailed information about the Incentive Fee, please see the section of this prospectus captioned “The Advisor” and Note 3 to our consolidated financial statements included elsewhere in this prospectus.
(7)	“Interest Payments on Borrowed Funds” based upon actuals for the year ended December 31, 2013, represents annualized interest and credit facility fees incurred and amortization of debt issuance costs. Our outstanding debt balance at December 31, 2013 was approximately $478.0 million. The Credit Facility allows us to increase commitments thereunder up to an additional $750.0 million. For more detailed information about debt, please see Note 5 to our consolidated financial statements included elsewhere in this prospectus.
(8)	“Other Expenses” includes our overhead expenses, including expenses of the Advisor reimbursable under the investment management agreement and of the Administrator reimbursable under the administration agreement. Such expenses are based on annualized amounts incurred.
(9)	“Total Annual Expenses” as a percentage of net assets attributable to common shares are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total Annual Expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the “Total Annual Expenses” percentage were calculated instead as a percentage of total assets, our “Total Annual Expenses” would be 6.55% of total assets.

Example

The following example illustrates the projected dollar amount of total cumulative expenses that you would pay on a $1,000 hypothetical investment in common shares, assuming (1) a 4.50% sales load (underwriting discounts and commissions) and offering expenses totaling 0.20%, (2) total net annual expenses of 7.45% of net assets attributable to common shares as set forth in the table above (other than Incentive Fees), and (3) a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$117	$252	$381	$676

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses may be greater or less than those assumed. The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the Incentive Fee under the investment management agreement would not be earned or payable and is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an Incentive Fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by 95% of the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

SELECTED FINANCIAL DATA

The unaudited Consolidated Statement of Operations Data, Consolidated Per Share Data and Consolidated Balance Sheet Data for each of the five years in the period ended December 31, 2013 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm. This selected financial data should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Total Investment Income	$131,626	$147,291	$131,503	$105,871	$124,884
Total Expenses	83,988	73,629	58,624	46,020	48,831
Net Investment Income	47,638	73,662	72,879	59,851	76,053
Net Realized and Unrealized Gain (Loss)	45,351	(16,310)	4,042	11,699	(8,813)
Net Increase (Decrease) in Net Assets Resulting from Operations	92,989	57,351	76,921	71,550	67,240
Consolidated Per Share Data:
Net Asset Value Per Common Share at Year End	$9.54	$9.31	$9.58	$9.62	$9.55
Market Price at Year End	9.33	10.06	8.16	11.06	8.52
Net Investment Income	0.64	1.00	1.00	0.96	1.36
Net Realized and Unrealized Gain (Loss)	0.61	(0.22)	0.05	0.18	(0.16)
Net Increase (Decrease) in Net Assets Resulting from Operations	1.25	0.78	1.05	1.14	1.20
Distributions Declared	1.04	1.04	1.10	1.28	0.80
Consolidated Balance Sheet Data at Year End:
Total Assets	$1,281,647	$1,090,018	$1,091,175	$915,608	$879,526
Borrowings Outstanding	477,981	346,850	343,000	170,000	296,000
Total Net Assets	709,704	687,380	701,009	698,480	539,563
Other Data:
Total Return(1)	3.6%	38.0%	(16.0)%	48.4%	(5.9)%
Number of Portfolio Companies at Year End	51	47	54	50	57
Value of Investments at Year End	$1,217,972	$1,061,598	$1,048,952	$880,086	$846,742
Yield on Investments at Year End(2)	12.0%	12.2%	11.9%	10.9%	11.2%

Figures may not total due to rounding

(1)	For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, total return is based on the change in market price during the respective years. Total return calculations take into account distributions, if any, reinvested in accordance with the Company’s dividend reinvestment plan and do not reflect brokerage commissions. Total return is not annualized.

(2)	Yield on investments at year end represents the weighted average yield on the debt and income producing equity securities in our portfolio at their current cost basis. Yields are computed using interest rates and dividend yields at year end and include amortization of loan origination and commitment fees, original issue discount and market premium or discount. Yields exclude common equity investments, preferred equity investments with no stated dividend rate, short-term investments, and cash and cash equivalents.

RISKS

Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the accompanying prospectus supplement, if any, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the net asset value and the market price per share of our common stock could decline or the value of our preferred stock, debt securities, warrants, subscription rights or units comprised of any combination of the foregoing may decline, and you may lose all or part of your investment.

Risks Related to Our Business

We may be unable to achieve our investment objective if we are unable to manage our investments effectively.

Our ability to achieve our investment objective depends on our ability to manage our business, which depends, in turn, on the ability of the Advisor to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result is largely a function of the Advisor’s investment process and, in conjunction with the Administrator, its ability to provide competent, attentive and efficient services to us. Our executive officers and many of the members of the Advisor’s investment committee have substantial responsibilities to other clients in addition to their activities and responsibilities on our behalf. The investment professionals dedicated to us may also be required to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow our rate of investment. Any failure to manage our business effectively could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with other BDCs, public and private funds, commercial and investment banks, CLO funds, commercial financing companies, insurance companies, high yield investors, hedge funds and, to the extent they provide an alternative form of financing, private equity funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to pursue attractive investment opportunities from time to time. We do not seek to compete primarily based on the interest rates we offer and we believe that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our existing investment platform, seasoned investment professionals, experience and focus on middle-market companies, disciplined investment philosophy, extensive industry focus and flexible transaction structuring.

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.

We are dependent upon senior management personnel of our investment advisor for our future success, and if our investment advisor is unable to hire and retain qualified personnel or if our investment advisor loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on the members of senior management of the Advisor, particularly its Chairman and Chief Executive Officer, James R. Maher, and its Chief Operating Officer, Michael B. Lazar, as well as other key personnel for the identification, final selection, structuring, closing and monitoring of our investments. These employees of the Advisor have critical industry experience and relationships that we rely on to implement our business plan. Our future success depends on the continued service of our Advisor’s senior management team. The departure of any of the members of our Advisor’s senior management or a significant number of the members of its investment team could have a material adverse effect on our ability to achieve our investment objective as well as our business, financial condition or results of operation. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. There also could be no assurance the Advisor would replicate its historical success. In addition, we can offer no assurance that BlackRock Kelso Capital Advisors LLC will remain our investment advisor or that BlackRock Financial Management, Inc. will remain our administrator.

Our investment adviser has the right to resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our business, financial condition and results of operations.

Our investment adviser has the right, under our investment management agreement, to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our investment adviser resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our investment adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition and results of operations.

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affected debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. For example, between 2007 and 2009, the global capital markets experienced an extended period of disruption as evidenced by a lack of liquidity in the debt capital markets, write-offs in the financial services sector, the re-pricing of credit risk and the failure of certain major financial institutions. Despite actions of the United States, federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While the adverse effects of these conditions have abated to a degree, global financial markets experienced significant volatility following the downgrade by Standard & Poor’s on August 5, 2011 of the long-term credit rating of U.S. Treasury debt from AAA to AA+. During such market disruptions, we may have difficulty raising debt or equity capital especially as a result of regulatory constraints. There can be no assurance that adverse market conditions will not repeat themselves or worsen in the future.

Market conditions may in the future make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business. The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments. In addition, significant changes in the capital markets, including the disruption and volatility, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition and results of operations.

Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation, which reduces our net asset value. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

The recent downgrade of the U.S. credit rating and uncertainty about the financial stability of several countries in the European Union (EU) could have a significant adverse effect on our business, results of operations and financial condition.

Due to the current federal budget deficit concerns, S&P downgraded the federal government’s credit rating from AAA to AA+ for the first time in history on August 5, 2011. This downgrade could lead to subsequent downgrades by S&P, as well as to downgrades by the other two major credit rating agencies, Moody’s and Fitch Ratings. These developments, and the government’s credit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our stock price and our financial performance.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU “peripheral nations” to continue to service their sovereign debt obligations. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, and a recently announced plan to expand financial assistance to Greece, uncertainty over the outcome of the EU governments’ financial support programs and worries about sovereign finances persist. Risks and ongoing concerns about the debt crisis in Europe could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely affected.

On December 18, 2013, the Federal Reserve announced that it would scale back its bond-buying program, or quantitative easing, which is designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, show signs of improvement. The Federal Reserve signaled it would reduce its purchases of long-term Treasury bonds and would scale back its purchases of mortgage-backed securities. It is unclear what effect, if any, the incremental reduction in the rate of the Federal Reserve’s monthly purchases will have on the economy, market interest rates or the value of our investments. However, it is possible that absent continued quantitative easing by the Federal Reserve, these developments, along with the United States government’s federal debt ceiling issues and the European sovereign debt crisis, could cause interest rates and borrowing costs to rise, which may negatively affect the economy, including our ability and the ability of our portfolio companies to access the debt markets on favorable terms.

Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

We invest a significant portion of our assets in dividend and interest paying securities, including debt investments which bear interest based on floating rates. Changes in market interest rates or economic conditions, including the Federal Reserve’s decision in December 2013 to taper its quantitative easing policy, or a rising interest rate environment, may affect the value and/or liquidity of such investments. Interest rate risk is the risk that prices of dividend and interest paying securities will fall as interest rates rise. The value of our investments may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

In addition, increases in interest rates may increase the interest expense of our portfolio companies, particularly those with outstanding floating rate debt securities. Such interest rate increases could adversely affect our portfolio companies’ transaction and development activity, financial condition, results of operation, cash flow, ability to pay principal and interest on outstanding debt obligations and ability to make distributions to stockholders.

In addition to regulatory restrictions that restrict our ability to raise capital, our debt arrangements contain various covenants which, if not complied with, could accelerate repayment of our debt, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

The agreements governing our Credit Facility and Senior Secured Notes require us to comply with certain financial and operational covenants. These covenants include:

•	restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

•	restrictions on our ability to incur liens; and

•	maintenance of a minimum level of stockholders’ equity.

As of December 31, 2013, we were in compliance with all applicable covenants for our outstanding borrowings. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. Accordingly, there are no assurances that we will continue to comply with the covenants in our debt arrangements. Failure to comply with these covenants would result in a default under these arrangements which, if we were unable to obtain a waiver from the lenders thereunder, could result in an acceleration of repayments on our debt and thereby have a material adverse impact on our business, financial condition and results of operations.

The disposition of our investments may result in contingent liabilities.

Most of our investments will involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us. We do not believe contingent liabilities were material at December 31, 2013.

Substantially all of our assets are subject to security interests under our borrowings and if we default on our obligations, we may suffer adverse consequences, including the lenders foreclosing on our assets.

As of December 31, 2013, substantially all of our assets were pledged as collateral under our Credit Facility. If we default on our obligations, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the distributions that we pay to our stockholders.

In addition, if the lenders exercise their right to sell the assets pledged under our borrowings, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding.

Our Credit Facility matures in March 2019, and any inability to renew, extend or replace our Credit Facility could adversely impact our liquidity and ability to find new investments or maintain distributions to our stockholders.

We maintain a multi-currency $405 million senior secured credit facility with a group of lenders, under which we had approximately $155 million of indebtedness outstanding at March 31, 2014. Availability under our Credit Facility was $250 million at March 31, 2014. The Credit Facility’s commitment may increase in size, under certain circumstances, up to a total of $750 million. The Credit Facility has a stated maturity date of March 27, 2019. There can be no assurance that we will be able to renew, extend or replace the Credit Facility upon its maturity on terms that are favorable to us, if at all. Our ability to renew, extend or replace the Credit Facility will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to renew, extend or replace the Credit Facility at the time of its maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

Our five-year Senior Secured Notes mature in January 2016 and our seven-year Senior Secured Notes mature in January 2018, and any inability to replace or repay our Senior Secured Notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

In January 2011, we closed a private placement issuance of $158 million in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.50% and a maturity date of January 18, 2016 and $17 million in aggregate principal amount of seven-year senior secured notes with a fixed interest rate of 6.60% and a maturity date of January 18, 2018. There can be no assurance that we will be able to replace the Senior Secured Notes upon their maturity on terms that are favorable to us, if at all. Our ability to replace the Senior Secured Notes will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to replace or repay the Senior Secured Notes at the time of their maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

Our five-year Convertible Notes are due in February 2018. Any inability to replace or repay our Convertible Notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders. Conversion of the Convertible Notes to shares of the Company’s common stock could result in dilution per share for existing shareholders.

On February 19, 2013 we closed a private offering of $100 million in aggregate principal amount of 5.50% unsecured convertible senior notes due 2018 (the “Convertible Notes”). The initial purchasers of the Convertible Notes fully exercised their overallotment option and purchased an additional $15 million in aggregate principal amount of the Convertible Notes. The closing of the overallotment option took place on March 4, 2013. With the exercise of the overallotment option, a total of $115 million in aggregate principal amount of the Convertible Notes have been sold. Net proceeds to the Company from the offering, including the exercise of the overallotment option, are approximately $111.3 million. The Convertible Notes were only offered to qualified institutional buyers as defined in the Securities Act pursuant to Rule 144A under the Securities Act.

The Convertible Notes are unsecured and bear interest at a rate of 5.50% per year, payable semi-annually in arrears. In certain circumstances and during certain periods, the Convertible Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, at an initial conversion rate of 86.0585 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $11.62 per share of our common stock, subject to defined anti-dilution adjustments. We do not have the right to redeem the Convertible Notes prior to maturity. The Convertible Notes mature on February 15, 2018, unless repurchased or converted in accordance with their terms prior to such date.

There can be no assurance that we will be able to replace the Convertible Notes upon their maturity on terms that are favorable to us, if at all. Our ability to replace the Convertible Notes will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to replace or repay the Convertible Notes at the time of their maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

Our Term Loan matures in March 2019, and any inability to renew, extend or replace our Term Loan could adversely impact our liquidity.

On March 27, 2014, the Company entered into an Amended and Restated Senior Secured Term Loan Credit Agreement (the “Term Loan”) which has a principal amount of $15 million. The Term Loan has a stated maturity date of March 27, 2019. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 2.25%. There can be no assurance that we will be able to renew, extend or replace the Term Loan upon its maturity on terms that are favorable to us, if at all. Our ability to renew, extend or replace the Term Loan will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to renew, extend or replace the Term Loan at the time of its maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

If we incur additional debt, it could increase the risk of investing in our common stock.

We have indebtedness outstanding pursuant to our Credit Facility and may enter into new facilities and/or may increase the size of our existing credit facilities. We currently have outstanding $175 million of Senior Secured Notes, $115 million of Convertible Notes and $15 million of a Term Loan. Lenders under our Credit Facility, Senior Secured Notes and Convertible Senior Notes have fixed dollar claims on our assets that are superior to the claims of our common stockholders or any preferred stockholders. We have granted a security interest in our assets in connection with our Credit Facility and Senior Secured Notes.

In the case of a liquidation event, those lenders would receive proceeds before our stockholders. In addition, borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our common stock. Leverage is generally considered a speculative investment technique. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more than it otherwise would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause the net asset value attributable to our common stock to decline more than it otherwise would have had we not leveraged. Similarly, any increase in our revenue in excess of interest expense on our borrowed funds would cause our net income to increase more than it would without the leverage. Any decrease in our revenue would cause our net income to decline more than it would have had we not borrowed funds and could negatively affect our ability to make distributions on our common stock. Our ability to service any debt that we incur depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. If this ratio declines below 200%, we may not be able to incur additional debt and may need to sell a portion of our investments to repay some debt when it is disadvantageous to do so, and we may not be able to make distributions.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation is based on our level of borrowing at December 31, 2013, which represented borrowings equal to 37% of our total assets. On such date, we also had $1,282 million in total assets; an average cost of funds of 4.81%; $478 million in debt outstanding; and $710 million of total net assets. In order to compute the “Corresponding Return to Common Stockholders,” the “Assumed Return on Portfolio (Net of Expenses Other than Interest)” is multiplied by the total value of our assets at December 31, 2013 to obtain an assumed return to us. From this amount, the interest expense calculated by multiplying the interest rate of 4.81% by the $478 million debt is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets at December 31, 2013 to determine the “Corresponding Return to Common Stockholders.” Actual interest payments may be different.

Assumed Return on Portfolio (Net of Expenses Other than Interest)(1)	-10%	-5%	0%	5%	10%
Corresponding Return to Common Stockholders	-21.3%	-12.3%	-3.2%	5.8%	14.8%

(1)	The assumed portfolio return in the table is based on SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. The table also assumes that we will maintain a constant level of leverage. The amount of leverage that we use will vary from time to time.

Our use of borrowed funds to make investments exposes us to risks typically associated with leverage.

We borrow money and may issue additional debt securities or preferred stock to leverage our capital structure. As a result:

•

shares of our common stock are exposed to incremental risk of loss; therefore, a decrease in the value of our investments would have a greater negative impact on the value of our common shares than if we did not use leverage;

•	adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;

•

our ability to make distributions on our common stock will be restricted if our asset coverage ratio is not at least 200% and any amounts used to service indebtedness or preferred stock may not be available for such distributions;

•	such securities are governed by an indenture or other instrument containing covenants restricting our operating flexibility;

•	we, and indirectly our stockholders, bear the cost of issuing and paying interest or making distributions on such securities; and

•	any convertible or exchangeable securities that we issue may have rights, preferences and privileges more favorable than those of our common stock.

There is a risk that we may not make distributions and consequently will be subject to corporate-level income tax.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. Also, restrictions and provisions in our existing and any future debt arrangements may limit our ability to make distributions. If we do not distribute a certain percentage of our income annually, we could fail to qualify for tax treatment as a RIC, and we would be subject to corporate-level federal income tax. See “Material U.S. Federal Tax Matters.” We cannot assure you that you will receive distributions at a particular level or at all.

There is a risk that a portion of our distributions to stockholders may include a return of stockholder capital.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distributions. A portion of such distributions may include a return of stockholder capital. Distributions in excess of the our current and accumulated earnings and profits are considered non-taxable distributions and serve to reduce the basis of our shares in the hands of the common stockholders rather than being currently taxable.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

In accordance with U.S. generally accepted accounting principles, or GAAP, and tax regulations, we include in income certain amounts that we have not yet received in cash, such as payment-in-kind, or PIK, interest, which represents contractual interest added to the loan balance and due at the end of the loan term. The increases in loan balances as a result of contracted PIK arrangements are included in income for the period in which such PIK interest was received, which is often in advance of receiving cash payment. We also may be required to include in income certain other amounts that we will not receive in cash. Any warrants that we receive in connection with our debt investments are generally valued as part of the negotiation process with the particular portfolio company. As a result, a portion of the aggregate purchase price for the debt investments and warrants are allocated to the warrants that we receive. This will generally result in “original issue discount” for tax purposes, which we must recognize as ordinary income, increasing the amounts we are required to distribute to qualify for the federal income tax benefits applicable to RICs. Because such original issue discount income would not be accompanied by cash, we would need to obtain cash from other sources to satisfy such distribution requirements. If we are unable to obtain cash from other sources to satisfy such distribution requirements, we may fail to qualify for favorable tax treatment as a RIC and, thus, could become subject to a corporate-level income tax on all of our income. Other features of the debt instruments that we hold may also cause such instruments to generate original issue discount, resulting in a distribution requirement in excess of current cash received. Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. If we are unable to meet these distribution requirements, we will not qualify for favorable tax treatment as a RIC or, even if such distribution requirements are satisfied, we may be subject to tax on the amount that is undistributed. Accordingly, we may have to sell some of our assets, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements and avoid tax. See “Material U.S. Federal Tax Matters.”

Because we are required to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will continue to need additional capital to finance our growth.

We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. If we can meet certain requirements, including source of income, asset diversification and distribution requirements, and if we continue to qualify as a BDC, we will continue to qualify to be a RIC under the Code and will not have to pay corporate-level taxes on income we distribute to our stockholders, allowing us to substantially reduce or eliminate our corporate-level tax liability. As a BDC, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200%. This requirement limits the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, if at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. In addition, as a BDC, we are generally not permitted to issue equity securities priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our net asset value and profitability could decline.

Any unrealized losses we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized losses in our investment portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

Our investment advisor and its affiliates, officers and employees have certain conflicts of interest.

The Advisor, its officers and employees and members of its investment committee serve or may serve as investment advisors, officers, directors or principals of entities or investment funds that operate in the same or a related line of business as us and/or of investment funds managed by our affiliates. Accordingly, these individuals may have obligations to investors in those entities or funds, the fulfillment of which might not be in our best interests or the best interests of our stockholders. In addition, we note that any affiliated investment vehicle currently formed or formed in the future and managed by the Advisor or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, the Advisor and/or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Advisor and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by the Advisor or its affiliates. In any such case, if the Advisor forms other affiliates in the future, we may co-invest on a concurrent basis with such other affiliates, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. In certain circumstances, negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance when any such order would be obtained or that one will be obtained at all.

Our base management fee may induce our investment advisor to incur leverage.

Our base management fee is calculated on the basis of our total assets, including assets acquired with the proceeds of leverage. This may encourage the Advisor to use leverage to increase the aggregate amount of and the return on our investments, even when it may not be appropriate to do so, and to refrain from delevering when it would otherwise be appropriate to do so. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would impair the value of our common stock. Given the subjective nature of the investment decisions made by our investment adviser on our behalf, we will not be able to monitor this conflict of interest.

Our incentive fee structure and the formula for calculating the incentive fee may incentivize our investment advisor to pursue speculative investments.

The incentive fee payable by us to the Advisor may create an incentive for the Advisor to pursue investments on our behalf that are riskier or more speculative than would otherwise be the case in the absence of such compensation arrangement. The incentive fee payable to the Advisor is calculated based on a percentage of distributions on our common stock. The incentive fee payable by us to the Advisor also may induce the Advisor to invest on our behalf in instruments that have a deferred interest feature, even if such deferred payments would not provide cash necessary to enable us to pay current distributions to our stockholders. Under these investments, we would accrue interest over the life of the investment but would not receive the cash income from the investment until the end of the term, if at all. Our net investment income used to calculate the income portion of our incentive fee, however, will include accrued interest. Thus, a portion of this incentive fee would be based on income that we have not yet received in cash and may never receive in cash if the portfolio company is unable to satisfy such interest payment obligation to us. The foregoing risks could be increased because the Advisor is not obligated to reimburse us for any incentive fee received even if we subsequently incur losses or never receive in cash income that was previously accrued.

We may not replicate the success of BlackRock or Kelso.

We are not managed by either BlackRock or Kelso. Our investment strategies differ from those of BlackRock, Kelso or their respective affiliates. We can provide no assurance that we will replicate the historical or future performance of BlackRock’s or Kelso’s investments and our investment returns may be substantially lower than the returns achieved by those firms. As a BDC, we are subject to certain investment restrictions that do not apply to BlackRock or Kelso. In addition, recent market conditions and the current stage of the economic cycle present significant challenges to us that have not been present in the past. Accordingly, we can offer no assurance that the Advisor will be able to continue to implement our investment objective with the same degree of success as it has in the past or that shares of our common stock will trade at or above the current level.

Substantially all of our portfolio investments are recorded at fair value as determined in good faith by or under the direction of our Board of Directors and, as a result, there is uncertainty regarding the value of our portfolio investments.

There is not a readily available market value for substantially all of the investments in our portfolio. We value these investments quarterly at fair value as determined in good faith under the direction of our Board of Directors using a consistently applied valuation process in accordance with a documented valuation policy that has been reviewed and approved by our Board of Directors. Our Board of Directors utilizes the services of one or more independent valuation firms to aid in determining the fair value of these investments. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the amounts we realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of our investments that have no readily available market values may differ from the impact of such changes on the readily available market values for our other investments. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

We may in the future determine to fund a portion of our investments by issuing preferred stock, which would magnify the potential gains or losses and the risks of investing in us in the same manner as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are not subject to any of our expenses or losses, and are not entitled to participate in any income or appreciation in excess of their stated preference.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our Board of Directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval (except as required by the 1940 Act). However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results or value of our common stock. Nevertheless, the effects could adversely affect our business and impact our ability to make distributions.

We may experience fluctuations in our periodic results.

We could experience fluctuations in our periodic results due to a number of factors, some of which are beyond our control, including our ability to make investments in companies that meet our investment criteria, the interest rates payable on the debt investments we make, the default rate on such investments, the level of our expenses (including the interest rates payable on our borrowings and the dividend rates on any preferred stock we may issue), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Changes in interest rates may affect our cost of capital and net investment income.

General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net investment income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high-yield bonds, and also could increase our interest expense, thereby decreasing our net investment income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our distributions rate, which could reduce the value of our common stock.

The effect of global climate change may impact the operations of our portfolio companies.

There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions.

Risks Related to Our Investments

Our investments are risky and highly speculative, and we could lose all or part of our investment.

Investing in private middle-market companies involves a high degree of risk and our financial results may be affected adversely if one or more of our significant portfolio investments defaults on its loans or fails to perform as we expect. We invest primarily in middle-market companies in the form of senior and junior secured and unsecured debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies.

Investing in private middle-market companies involves a number of significant risks, including these companies:

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may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

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are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity;

•	our executive officers, directors and the Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies;

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there is generally little public information about these companies; these companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed investment decision and cause us to lose money on our investments;

•	changes in laws and regulations, as well as their interpretations, may adversely affect the business, financial structure or prospects of these companies; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs.

In addition, in the course of providing significant managerial assistance to certain of our portfolio companies, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

From time to time, we and the Advisor may be a party to certain legal proceedings incidental to the normal course of our business, including the enforcement of our rights under contracts with our portfolio companies. While we cannot predict the outcome of these legal proceedings with certainty, we do not expect that these proceedings will have a material effect on our consolidated financial statements. We have been named as a defendant, together with the Advisor and certain other defendants, in two wrongful death and personal injury actions filed in West Virginia at the facilities of one of our portfolio companies. We and the Advisor have filed motions to dismiss both cases. The litigations are in the early stages and it is not possible to predict with a reasonable degree of certainty the likelihood of an unfavorable outcome or the range of a potential loss, if any.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Generally, little public information exists about these companies. We must therefore rely on the ability of our investment adviser to obtain adequate information to evaluate the potential risks of investing in these companies. These companies and their financial information generally are not subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. These factors could affect our investment returns.

Our investments in lower credit quality obligations are risky and highly speculative, and we could lose all or part of our investment.

Most of our debt investments are likely to be in lower grade obligations. The lower grade investments in which we invest may be rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by the Advisor to be of comparable quality. Debt securities rated below investment grade are commonly referred to as “junk bonds” and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. The debt that we invest in typically is not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s). We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

Investment in lower grade investments involves a substantial risk of loss. Lower grade securities or comparable unrated securities are considered predominantly speculative with respect to the issuer’s ability to pay interest and principal and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for lower grade debt tend to be very volatile and are less liquid than investment grade securities. For these reasons, your investment in our company is subject to the following specific risks: increased price sensitivity to a deteriorating economic environment; greater risk of loss due to default or declining credit quality; adverse company specific events are more likely to render the issuer unable to make interest and/or principal payments; and if a negative perception of the lower grade debt market develops, the price and liquidity of lower grade securities may be depressed. This negative perception could last for a significant period of time.

Any investments in distressed debt obligations may not produce income and may require us to bear large expenses in order to protect and recover our investment.

At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income for our stockholders may be diminished. We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied (e.g., through liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt we hold, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities received by us upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities.

If we invest in preferred stock, we may incur additional risks.

To the extent we invest in preferred securities, we may incur particular risks, including:

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Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes before we receive such distributions. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments; and

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Generally, preferred security holders have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

Our equity investments may decline in value.

The equity securities in which we invest may not appreciate or may decline in value. We may thus not be able to realize gains from our equity securities, and any gains that we do realize on the disposition of any equity securities may not be sufficient to offset any other losses we experience. As a result, the equity securities in which we invest may decline in value, which may negatively impact our ability to pay distributions and cause you to lose all or part of your investment.

We may expose ourselves to risks if we engage in hedging transactions.

We may enter into hedging transactions, which could expose us to risks associated with such transactions. We may utilize instruments such as forward contracts and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions and amounts due under our debt arrangements from changes in market interest rates. Use of these hedging instruments may include counterparty credit risk. Utilizing such hedging instruments does not eliminate the possibility of fluctuations in the values of such positions and amounts due under our debt arrangements or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions will depend on our ability to correctly predict movements and interest rates. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings or debt arrangements being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. See also “—Changes in interest rates may affect our cost of capital and net investment income.”

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record the values of our investments. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies usually will have, or may be permitted to incur, other debt that ranks equally with, or senior to, debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligations to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company. In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree, and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We generally do not hold controlling equity positions in our portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Concentration of our assets in an issuer, industry or sector may present more risks than if we were more broadly diversified over numerous issuers, industries and sectors of the economy.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

In addition, we may, from time to time, invest a substantial portion of our assets in the securities of issuers in any single industry or sector of the economy or in only a few issuers. We cannot predict the industries or sectors in which our investment strategy may cause us to concentrate and cannot predict the level of our diversification among issuers to ensure that we satisfy diversification requirements for qualification as a RIC for U.S. federal income tax purposes. A downturn in an industry or sector in which we are concentrated would have a larger impact on us than on a company that does not concentrate in that particular industry or sector. Furthermore, the Advisor has not made and does not intend to make any determination as to the allocation of assets among different classes of securities. At any point in time we may be highly concentrated in a single type of asset, such as junior unsecured loans or distressed debt. Consequently, events which affect a particular asset class disproportionately could have an equally disproportionate effect on us.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments in order to: (i) increase or maintain in whole or in part our equity ownership percentage; (ii) exercise warrants, options or convertible securities that were acquired in the original or any subsequent financing; or (iii) attempt to preserve or enhance the value of our investments. We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. We will have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to maintain or increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, either because we prefer other opportunities or because we are subject to BDC requirements that would prevent such follow-on investments or the desire to maintain our RIC status.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (potentially at confiscatory levels), less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency may change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective.

Our investments in the healthcare sector face considerable uncertainties including substantial regulatory challenges.

Our investments in the healthcare sector are subject to substantial risks. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels, change business practices and increase liability in federal and state courts. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and to consummate some of their acquisitions and divestitures. Delays in obtaining or failure to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the health care arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

Risks Related to Our Operations as a BDC

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

We have applied for an exemptive order from the SEC that would permit us and certain of our affiliates, including investment funds managed by our affiliates, to co-invest. Any such order will be subject to certain terms and conditions and there can be no assurance that such order will be granted by the SEC. Accordingly, we cannot assure you that we or our affiliates, including investment funds managed by our affiliates, will be permitted to co-invest, other than in the limited circumstances currently permitted by regulatory guidance or in the absence of a joint transaction.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

Our business requires a substantial amount of capital. We may acquire additional capital from the issuance of senior securities or other indebtedness, the issuance of additional shares of our common stock or from securitization transactions. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities or preferred securities, which we refer to collectively as “senior securities,” and we may borrow money from banks or other financial institutions, up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities or incur indebtedness only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such issuance or incurrence. Our ability to make distributions or issue additional senior securities would be restricted if our asset coverage ratio were not at least 200%. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous.

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Senior Securities. As a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred securities they would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights and may have rights, preferences or privileges more favorable than those of our common stockholders. Furthermore, the issuance of preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for our common stockholders or otherwise be in the best interests of our common stockholders.

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Additional Common Stock. Our Board of Directors may decide to issue common stock to finance our operations rather than issuing debt or other senior securities. As a BDC, we are generally not able to issue our common stock at a price below net asset value, or issue securities convertible into common stock, without first obtaining the required approvals from our stockholders and our independent directors. We may also make rights offerings to our stockholders. If we raise additional capital by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our common stockholders at that time would decrease, and our common stockholders may experience dilution.

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Securitization. In addition to issuing securities to raise capital as described above, we anticipate that in the future we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and more apt to generate losses.

Stockholders will likely incur dilution if we sell or otherwise issue shares of our common stock or securities to subscribe for or convertible into shares of our common stock at prices below the then current net asset value per share of our common stock.

We obtained approval at our 2013 Special Meeting of Stockholders to allow us the flexibility, with the approval of our Board of Directors, to sell or otherwise issue shares of our common stock at a price below its then current net asset value per share during the twelve month period following stockholders approval at the 2013 Special Meeting, subject to the policy of our Board of Directors that the Company shall not sell or otherwise issue more than 25% of the Company’s then outstanding shares of common stock (immediately prior to such sale or issuance) at a price below its then current net asset value per share. Since we obtained this approval from stockholders, we may issue shares of our common stock at a price below its then current net asset value per share, subject to the foregoing conditions and the determination by our Board of Directors that such issuance and sale is in our and our stockholders’ best interests.

In addition, we may also issue shares in certain limited circumstances under our dividend reinvestment plan and under interpretive advice issued by the Internal Revenue Service. Any sale or other issuance of shares of our common stock at a price below net asset value per share would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted. We caution you that such effects may be material, and we undertake to describe material risks and dilutive effects of any offering that we make at a price below our then current net asset value in the future in a prospectus supplement issued in connection with any such offering. We cannot predict whether shares of our common stock will trade above, at or below our net asset value.

Changes in the laws or regulations governing our business or the businesses of our portfolio companies and any failure by us or our portfolio companies to comply with these laws or regulations could negatively affect the profitability of our operations or of our portfolio companies.

We are subject to changing rules and regulations of federal and state governments, as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and The NASDAQ Global Select Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations. In particular, changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business, financial condition and results of operations.

The impact of recent financial reform legislation on us is uncertain.

In light of current conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act became effective on July 21, 2010; although many provisions of the Dodd-Frank Reform Act have delayed effectiveness or will not become effective until the relevant federal agencies issue new rules to implement the Dodd-Frank Reform Act. Nevertheless, the Dodd-Frank Reform Act may have a material adverse impact on the financial services industry as a whole and on our business, financial condition and results of operations. Accordingly, we cannot predict the effect the Dodd-Frank Reform Act or its implementing regulations will have on our business, financial condition and results of operations.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

The 1940 Act imposes numerous constraints on the operations of BDCs. Any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our stockholders, we may elect to withdraw our status as a BDC. If we decide to withdraw our election, or if we otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to the substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility, and could significantly increase our costs of doing business.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could be found to be in violation of the 1940 Act provisions applicable to BDCs, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

Loss of status as a RIC would reduce our net asset value and distributable income.

We currently qualify as a RIC under the Code and intend to continue to qualify each year as a RIC. As a RIC we do not have to pay federal income taxes on our income (including realized gains) that is distributed to our stockholders, provided that we satisfy certain distribution requirements. Accordingly, we are not permitted under accounting rules to establish reserves for taxes on our unrealized capital gains. If we fail to qualify for RIC status in any year, to the extent that we had unrealized gains, we would have to establish reserves for taxes, which would reduce our net asset value. In addition, if we, as a RIC, were to decide to make a deemed distribution of net realized capital gains and retain the net realized capital gains, we would have to establish appropriate reserves for taxes that we would have to pay on behalf of stockholders. It is possible that establishing reserves for taxes could have a material adverse effect on the value of our common stock. See “Material U.S. Federal Tax Matters.”

We will be subject to corporate-level income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To maintain RIC status and be relieved of federal taxes on income and gains distributed to our stockholders, we must meet the following annual distribution, income source and asset diversification requirements.

•

The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

•

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC status for any reason and are subject to corporate-level income tax, the resulting corporate-level taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. The recently enacted “Regulated Investment Company Modernization Act of 2010,” which is effective for 2011 and later tax years, provides some relief from RIC disqualification due to failures of the income source and asset diversification requirements, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the income source or asset diversification requirements.

Risks Relating to an Investment in Our Common Stock

Our shares of common stock have traded at a discount from net asset value and may do so again in the future, which could limit our ability to raise additional equity capital.

Shares of closed-end investment companies, including business development companies, may trade at a market discount from net asset value. This characteristic of closed-end investment companies and business development companies is separate and distinct from the risk that our net asset value per share may decline. In the past, the stocks of BDCs as an industry, including shares of our common stock, have traded below net asset value and at historic lows as a result of concerns over liquidity, leverage restrictions and distribution requirements. When our common stock is trading below its net asset value per share, we will generally not be able to issue additional shares of our common stock at its market price without first obtaining approval for such issuance from our stockholders and our independent directors. At our 2013 Special Meeting of Stockholders, subject to certain conditions and Board of Directors determinations, our stockholders approved our ability to sell or otherwise issue shares of our common stock at a price below its then current net asset value per share for a twelve month period expiring on the anniversary of the date of stockholder approval.

Investing in our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The price of our common stock may fluctuate significantly.

As with any company, the price of our common stock will fluctuate with market conditions and other factors. The market price and liquidity of the market for our common stock may from time to time be affected by a number of factors, which include, but are not limited to, the following:

•	volatility in the market price and trading volume of common stocks of BDCs or other financial services companies, which are not necessarily related to the operating performance of these companies;

•	investors’ general perception of our company, the economy and general market conditions;

•	our quarterly results of operations;

•	our origination activity, including the pace of, and competition for, new investment opportunities;

•	the financial performance of the specific industries in which we invest on a recurring basis, including without limitation, our investments in the business services and healthcare industries;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of key personnel from the Advisor;

•	operating performance of companies comparable to us;

•	short-selling pressure with respect to shares of our common stock or BDCs generally;

•	general economic trends and other external factors, including price and volume fluctuations in the overall stock market; and

•	loss of a major funding source.

Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.

Shares of BDCs may trade at a market price that is less than the net asset value that is attributable to those shares. Our shares have traded above and below our net asset value. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term is separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether our shares will trade at, above or below net asset value in the future.

Our principal stockholders have substantial ownership in us, and this concentration of ownership could limit your ability to influence the outcome of key transactions, including a change of control.

As a result of their substantial ownership in us, our principal stockholders may be able to exert influence over our management and policies. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, depriving our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and ultimately affecting the market price of our common stock.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

The shares of our common stock beneficially owned by our principal stockholders are generally available for resale, subject to the provisions of Rule 144 promulgated under the Securities Act. Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our capital-raising activities may have an adverse effect on the market price of our common stock.

When we issue securities or incur debt, we generally obtain cash or cash equivalents. Any increase in our holdings of cash or cash equivalents could adversely affect the prevailing market prices for our common stock, especially if we are unable to timely deploy the capital in suitable investments. The adverse impact on the prevailing market prices for our common stock could be greater if we issue debt securities or other securities requiring the payment of interest and are unable to timely deploy the capital in suitable investments.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. There can be no assurance that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. If we declare a distribution and if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to sell some of our investments in order to make cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. Further, if we invest a greater amount of assets in equity securities that do not pay current dividends, it could reduce the amount available for distribution.

We may in the future choose to make distributions in our own stock, in which case our stockholders may be required to pay tax in excess of the cash they receive, and which may adversely affect the market price of our common stock.

We may make taxable distributions that are payable in part in our stock. The IRS has issued private letter rulings on cash/stock distributions paid by regulated investment companies and real estate investment trusts where the cash component is limited to 20% of the total distribution if certain requirements are satisfied. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distribution in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of our stock.

If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of our common stock than if we had not issued preferred stock. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price of our common stock. We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher incentive fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock we might issue would have the right to elect members of our Board of Directors and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of our Board of Directors at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Certain provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Delaware General Corporation Law, our amended certificate of incorporation and our amended and restated bylaws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock. We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our amended certificate of incorporation and amended and restated bylaws dividing our board of directors in three classes serving staggered three-year terms, requiring the affirmative vote of the holders of 75% of the then outstanding shares of our capital stock entitled to vote to remove a director for cause, and, subject to the rights of any holders of preferred stock, filling any vacancy on our Board of Directors only by a vote of a majority of the directors then in office. The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us. Our certificate of incorporation and bylaws also provide that special meetings of the stockholders may only be called by our Board of Directors, Chairman, Chief Executive Officer or Secretary. These provisions, as well as other provisions of our amended certificate of incorporation and our amended and restated bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously identified elsewhere in this prospectus, including the “Risks” section of this prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital, including our ability to obtain continued financing on favorable terms;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the impact of increased competition;

•	the ability of the Advisor to locate suitable investments for us and to monitor and administer our investments;

•	potential conflicts of interest in the allocation of opportunities between us and other investment funds managed by the Advisor or its affiliates;

•	the ability of the Advisor to attract and retain highly talented professionals;

•	fluctuations in foreign currency exchange rates;

•	regulatory changes and other changes in law; and

•	the impact of changes to tax legislation and, generally, our tax position.

The forward-looking statements in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.

USE OF PROCEEDS

We intend to use the net proceeds from selling securities pursuant to this prospectus for general corporate purposes, which include investing in portfolio companies in accordance with our investment objective and strategies and, pending such investments, investing the net proceeds of an offering in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment and repaying indebtedness. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Our portfolio currently consists primarily of senior loans, subordinated loans and equity securities. Pending our investments in new or existing portfolio companies, we plan to invest a portion of the net proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment and may use such funds for other general corporate purposes. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation—Temporary investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

DISTRIBUTIONS

We have paid and intend to continue to make distributions on a quarterly basis to our stockholders. The amount of our quarterly distributions, if any, will be determined by our Board of Directors. We intend to distribute to our stockholders substantially all of our income. We may elect to make deemed distributions to our stockholders of certain net capital gains. If this happens, you will be treated as if you received an actual distribution of the capital gains we retain and reinvested the net after-tax proceeds in us. You also may be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Tax Matters.”

The following table summarizes our distributions declared since our inception of operations (July 25, 2005):

Distributions Amount Per Share Outstanding	Record Date	Payment Date
$0.20	December 31, 2005	January 31, 2006
$0.20	March 15, 2006	March 31, 2006
$0.23	June 15, 2006	June 30, 2006
$0.30	September 15, 2006	September 29, 2006
$0.42	December 31, 2006	January 31, 2007
$0.42	March 15, 2007	March 30, 2007
$0.42	May 15, 2007	May 31, 2007
$0.42	September 14, 2007	September 28, 2007
$0.43	December 14, 2007	December 31, 2007
$0.43	March 17, 2008	March 31, 2008
$0.43	June 16, 2008	June 30, 2008
$0.43	September 15, 2008	September 30, 2008
$0.43	December 15, 2008	December 31, 2008
$0.16	March 20, 2009	April 3, 2009
$0.16	June 19, 2009	July 2, 2009
$0.16	September 18, 2009	October 2, 2009
$0.32	December 21, 2009	January 4, 2010
$0.32	March 22, 2010	April 5, 2010
$0.32	May 17, 2010	July 2, 2010
$0.32	September 17, 2010	October 1, 2010
$0.32	December 20, 2010	January 3, 2011
$0.32	March 18, 2011	April 1, 2011
$0.26	June 17, 2011	July 1, 2011
$0.26	September 19, 2011	October 3, 2011
$0.26	December 21, 2011	January 4, 2012
$0.26	March 20, 2012	April 3, 2012
$0.26	June 19, 2012	July 3, 2012
$0.26	September 19, 2012	October 3, 2012
$0.26	December 20, 2012	January 3, 2013
$0.26	March 19, 2013	April 2, 2013
$0.26	June 18, 2013	July 2, 2013
$0.26	September 19, 2013	October 3, 2013
$0.26	December 20, 2013	January 3, 2014
$0.26	March 20, 2014	April 3, 2014

Tax characteristics of all distributions are reported to stockholders on Form 1099 after the end of the calendar year.

We may not be able to achieve operating results that will allow us to make dividends and distributions at a specific level or to increase the amount of these dividends and distributions from time to time. Also, we may be limited in our ability to make distributions due to the asset coverage test applicable to us as a BDC under the 1940 Act and due to provisions in our existing and future debt arrangements. See “Regulation.” Our Board of Directors has declared a distribution of $0.21 payable on July 2, 2014 to holders of record at the close of business on June 18, 2014. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of favorable RIC tax treatment. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC. We cannot assure stockholders that they will receive any distributions or distributions at a particular level.

We maintain an “opt out” dividend reinvestment plan for our common stockholders, which we refer to as the Plan. As a result, if we declare a distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the Plan so as to receive cash distributions.

Under the terms of an amendment to our Plan adopted on March 4, 2009, distributions may be made in newly issued or treasury shares of our common stock at a price equal to 95% of the market price on the distribution payment date. This feature of the Plan means that, under certain circumstances, we may issue shares of our common stock at a price below net asset value per share, which could cause our stockholders to experience dilution. See “Dividend Reinvestment Plan.”

With respect to the distributions paid to stockholders, income we receive from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income when received and accordingly distributed to stockholders. Such fees may cause our taxable income to exceed our GAAP income, although the differences are expected to be temporary in nature.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the selected financial data and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

Overview

We were incorporated in Delaware on April 13, 2005, commenced operations with private funding on July 25, 2005 and completed our initial public offering on July 2, 2007. Our investment objective is to generate both current income and capital appreciation through our debt and equity investments. We invest primarily in middle-market companies and target investments throughout the capital structure that we believe provide an attractive risk-adjusted return. Although most of our investments are in senior and junior secured, unsecured and subordinated loans to U.S. private and certain public middle-market companies, we invest throughout the capital structure, which may include common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities.

We are externally managed and have elected to be regulated as a BDC under the 1940 Act. As a BDC, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash, cash equivalents, U.S. Government securities and high-quality debt investments that mature in one year or less.

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity, the general economic environment and the competitive environment for the types of investments we make.

As a BDC, we generally do not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes most private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million. These rules also permit us to include as qualifying assets certain follow-on investments in companies that were eligible portfolio companies at the time of initial investment but that no longer meet the definition.

Revenues

We generate revenues primarily in the form of interest on the debt we hold, dividends on our equity interests and capital gains on the sale of warrants and other debt or equity interests that we acquire in portfolio companies. Our investments in fixed income instruments generally have an expected maturity of three to ten years, although we have no lower or upper constraint on maturity, and typically bear interest at a fixed or floating rate. Interest on our debt securities is generally payable quarterly or semi-annually. In some cases, our debt instruments and preferred stock investments may defer payments of cash interest or dividends or pay interest or dividends in-kind. Any outstanding principal amount of our debt securities and any accrued but unpaid interest will generally become due at the maturity date. In addition, we may generate revenue in the form of prepayment fees, commitment, origination, capital structuring or due diligence fees, fees for providing significant managerial assistance.

Expenses

Our primary operating expenses include the payment of a base management fee and, depending on our operating results, an incentive management fee, interest and credit facility fees, expenses reimbursable under the investment management agreement (the “Management Agreement”), administration fees and the allocable portion of overhead under the administration agreement. The base management fee and incentive management fee compensate the Advisor for work in identifying, evaluating, negotiating, closing and monitoring our investments. Our Management Agreement with the Advisor provides that we will reimburse the Advisor for costs and expenses incurred by the Advisor for office space rental, office equipment and utilities allocable to the Advisor under the Management Agreement, as well as any costs and expenses incurred by the Advisor relating to any non-investment advisory, administrative or operating services provided by the Advisor to us. We bear all other costs and expenses of our operations and transactions. including those relating to:

•	our organization;

•	calculating our net asset value (including the cost and expenses of any independent valuation firms);

•	expenses incurred by the Advisor payable to third parties in monitoring our investments and performing due diligence on prospective portfolio companies;

•	interest payable on debt, if any, incurred to finance our investments;

•	the costs of future offerings of common shares and other securities, if any;

•	the base management fee and any incentive management fee;

•	dividends and distributions on our preferred shares, if any, and common shares;

•	administration fees payable under the administration agreement;

•	fees payable to third parties relating to, or associated with, making investments;

•	transfer agent, trustee, registrar, paying agent and custodial fees;

•	registration fees;

•	listing fees;

•	taxes;

•	independent director fees and expenses;

•	costs of preparing and filing reports or other documents with the SEC;

•	the costs of any reports, proxy statements or other notices to our stockholders, including printing costs;

•	our fidelity bond;

•	a portion of our directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	indemnification payments;

•	direct costs and expenses of administration, including audit and legal costs; and

•

all other expenses reasonably incurred by us or the Administrator, such as the allocable portion of overhead under the administration agreement, including rent and other allocable portions of the cost of certain of our officers and their respective staffs.

Additionally, the Management Agreement provides that the Advisor or its affiliates may be entitled to the Incentive Fee under certain circumstances. The determination of the Incentive Fee will result in the Advisor or its affiliates receiving no Incentive Fee payments if returns to our stockholders do not meet an 8.0% annualized rate of return and will result in the Advisor or its affiliates receiving less than the full amount of the Incentive Fee percentage until returns to stockholders exceed an approximate 13.3% annualized rate of return. Annualized rate of return in this context is computed by reference to our net asset value and does not take into account changes in the market price of our common stock. The determination of the Incentive Fee is subject to any applicable limitations under the 1940 Act and the Advisers Act.

Critical accounting policies

See Note 2 to the consolidated financial statements for a description of significant accounting policies and of recently issued accounting pronouncements.

Financial and operating highlights

At December 31, 2013:

Investment Portfolio: $1,236.4 million

Net Assets: $709.7 million

Indebtedness (borrowings under Credit Facility, Convertible Notes,

Term Loan and Senior Secured Notes): $478.0 million

Net Asset Value per share: $9.54

Net Asset Value per share (excluding all incentive management fees): $10.01

Portfolio Activity for the Year Ended December 31, 2013:

Cost of investments during period, including PIK: $533.7 million

Sales, repayments and other exits during period: $442.6 million

Number of portfolio companies at end of period: 51

Operating Results for the Year Ended December 31, 2013:

Net investment income per share: $0.64

Distributions declared per share: $1.04

Earnings per share: $1.25

Net investment income: $47.6 million

Net realized and unrealized gains: $45.4 million

Net increase in net assets from operations: $93.0 million

Net investment income per share, as adjusted1: $0.92

Earnings per share, as adjusted1: $1.53

Net investment income, as adjusted1: $67.9 million

As Adjusted1: Amounts are adjusted to remove the incentive management fee expense based on Gains, as required by GAAP, and to include only the incremental incentive management fee expense based on Income. The incremental incentive management fee is based on each trailing four-fiscal quarter period, applied to the current quarter’s incremental earnings, and without any reduction for incentive management fees paid during the prior three quarters. Amounts reflect the Company’s ongoing operating results and reflect the Company’s financial performance over time.

Portfolio and investment activity

During the year ended December 31, 2013, we invested approximately $533.7 million of gross assets. The new investments consisted primarily of senior loans secured by first liens ($88.2 million, or 16.5% of the total) or second liens ($289.1 million, or 54.2%), senior secured notes ($44.7 million, or 8.4%) and unsecured or subordinated debt securities and equity securities ($111.7 million or 20.9%). Additionally, we received proceeds from sales, repayments and other exits of investment principal of approximately $442.6 million during the year ended December 31, 2013.

At December 31, 2013, our portfolio of $1,236.4 million (at fair value) consisted 51 portfolio companies was invested 43% in senior secured loans, 22% in equity investments, 18% in senior secured notes, 16% in unsecured or subordinated debt securities and 1% in cash and cash equivalents. Our average investment by portfolio company at amortized cost, excluding investments below $5.0 million, was approximately $26.0 million at December 31, 2013. Our largest portfolio company investment by value was approximately $68.6 million and our five largest portfolio company investments by value comprised approximately 22% of our portfolio at December 31, 2013. At December 31, 2012, our portfolio of $1,070.7 million (at fair value) consisted of 47 portfolio companies was invested 52% in senior secured loans, 18% in senior secured notes, 16% in unsecured or subordinated debt securities, 13% in equity investments and 1% in cash and cash equivalents. Our average investment by portfolio company at amortized cost, excluding investments below $5.0 million, was approximately $26.9 million at December 31, 2012. Our largest portfolio company investment by value was approximately $57.0 million and our five largest portfolio company investments by value comprised approximately 23% of our portfolio at December 31, 2012.

The weighted average yield of the debt and income producing equity securities in our portfolio at fair value was 12.1% at December 31, 2013 and 12.6% at December 31, 2012. The weighted average yields on our senior secured loans and other debt securities at fair value were 11.4% and 13.1%, respectively, at December 31, 2013, versus 11.9% and 13.6%, at December 31, 2012. The weighted average yield of the debt and income producing equity securities in our portfolio at their current cost basis was 12.0% at December 31, 2013 and 12.2% at December 31, 2012. The weighted average yields on our senior secured loans and other debt securities at their current cost basis were 11.4% and 13.0%, respectively, at December 31, 2013, versus 11.4% and 13.5%, respectively, at December 31, 2012. Yields exclude common equity investments, preferred equity investments with no stated dividend rate, short-term investments, and cash and cash equivalents.

At December 31, 2013, 48% of our debt investments bore interest based on floating rates, such as LIBOR, the Federal Funds Rate or the Prime Rate, and 52% bore interest at fixed rates. The percentage of our total debt investments that bore floating rate interest subject to an interest rate floor was 45% at December 31, 2013. At December 31, 2012, 45% of our debt investments bore interest based on floating rates, such as LIBOR, the Federal Funds Rate or the Prime Rate, and 55% bore interest at fixed rates. The percentage of our total debt investments that bore floating rate interest subject to an interest rate floor was 40% at December 31, 2012.

Results of operations

Results comparisons are for the years ended December 31, 2013, 2012 and 2011.

Investment income

Investment income totaled $131,625,833, $147,290,596 and $131,502,538, respectively, for the years ended December 31, 2013, 2012 and 2011, of which $76,753,443, $91,319,290 and $73,521,854 were attributable to interest and fees on senior secured loans, $51,583,554, $52,725,965 and $52,922,002 to interest earned on other debt securities, $2,663,409, $3,236,501 and $4,056,403 to dividends from equity securities, $8,586, $8,840 and $26,562 to interest earned on short-term investments and cash equivalents, and $616,841, zero and $975,717 to other income, respectively. The decrease in investment income compared to the prior year reflects a decrease in interest income due to lower average investments and a lower weighted average yield during the period.

Expenses

Total expenses for the years ended December 31, 2013, 2012 and 2011 were $83,987,758, $73,629,064 and $58,623,747, respectively, which consisted of $31,148,437, $22,491,789 and $11,878,159 in incentive management fees, $21,629,665, $22,504,433 and $19,841,258 in base management fees, $20,913,520, $19,606,951 and $16,561,095 in interest expense and fees related to our debt, $2,213,638, $1,229,009 and $1,905,782 in professional fees, $2,066,737, $1,991,416 and $1,779,734 in investment advisor expenses, $1,985,234, $2,524,915 and $2,499,742 in amortization of debt issuance costs, $775,643, $528,559 and

$1,173,754 in administrative services, $653,807, $467,563 and $417,564 in director fees, and $2,601,077, $2,284,429 and $2,566,659 in other expenses, respectively.

Incentive management fees for the years ended December 31, 2013, 2012 and 2011 were $31,148,437, $22,491,789 and $11,878,159, respectively. With respect to incentive management fees based on income, $10,889,088, $16,997,054 and $11,878,159 was earned for the years ended December 31, 2013, 2012 and 2011, respectively. In accordance with GAAP, a hypothetical liquidation is calculated for incentive fees based on gains. It should be noted, however, that a fee so calculated and accrued is not due and payable, if at all, until the end of each measurement period, or every June 30. Amounts accrued at December 31, 2013, 2012 and 2011 were $20,259,349, $5,494,735 and zero, respectively.

Net investment income

Net investment income was $47,638,075, $73,661,532 and $72,878,791 respectively, for the years ended December 31, 2013, 2012 and 2011. The decrease in net investment income compared to the prior year is a result of a decrease in interest income due to lower average investments and a lower weighted average yield as well as an increase in incentive management fees.

Net realized gain or loss

Net realized loss of $64,363,418 for the year ended December 31, 2013 was the result of $64,196,484 in net losses realized from the disposition or restructuring of our investments and $166,934 in net loss realized on foreign currency transactions. Net realized loss on investments resulted primarily from the restructurings of Bankruptcy Management Solutions, Inc., AGY Holding Corp. and Dial Global Inc. Net realized loss of $89,118,419 for the year ended December 31, 2012 was the result of $87,932,990 in net losses realized from the disposition or restructuring of our investments and $1,185,429 in net loss realized on foreign currency transactions. Net realized loss on investments resulted primarily from the disposition of our debt and equity investments in Big Dumpster Acquisition, Inc. et al, American SportWorks LLC et al, and the restructuring of our equity investment in WBS Group Holdings, LLC. Excluding the realization of the tax provision, nearly the entire net realized loss on investments represents amounts that had been reflected in net unrealized depreciation on investments in prior periods. Foreign currency losses mainly represent net losses on forward currency contracts used to mitigate the impact that changes in foreign exchange rates would have on our investments denominated in foreign currencies. Net realized loss of $49,893,376 for the year ended December 31, 2011 was the result of $51,102,184 in net losses realized from the disposition or restructuring of our investments and $1,208,808 in net gain realized on foreign currency transactions. Net realized loss on investments for the year ended December 31, 2011 resulted primarily from the restructuring or disposition of our investments in Facet Technologies, LLC, Mattress Giant Corporation and Fitness Together Holdings, Inc. Foreign currency gains mainly represent gains on forward currency contracts used to mitigate the impact that changes in foreign exchange rates would have on our investments denominated in foreign currencies.

Net unrealized appreciation or depreciation

For the years ended December 31, 2013, 2012 and 2011, the change in net unrealized appreciation or depreciation was an increase in net unrealized appreciation of $109,714,146, $72,808,120 and $53,935,094, respectively. The increase in net unrealized appreciation for the year ended December 31, 2013 was comprised of an increase in net unrealized appreciation on investments of $110,244,945 and a net foreign currency translation loss of $530,799. The change was mainly a result of increases in the valuation of the investment portfolio as well as the reversal of previously reported accumulated unrealized depreciation realized during the period. The increase in net unrealized appreciation for the year ended December 31, 2012 was comprised of an increase in net unrealized appreciation on investments of $71,335,341 and a net foreign currency translation gain of $1,472,779. The change was mainly a result of the reversal of previously reported accumulated unrealized depreciation realized during the period. The decrease in net unrealized depreciation for the year ended December 31, 2011 was comprised of a decrease in net unrealized depreciation on investments of $54,695,534 and a net foreign currency translation loss of $760,440.

Net increase in net assets resulting from operations

The net increase in net assets resulting from operations was $92,988,803, $57,351,233 and $76,920,509 for the years ended December 31, 2013, 2012 and 2011, respectively. The change primarily reflects the increase in net realized and unrealized gains offset by a decrease in net investment income, for the year ended December 31, 2013.

Financial condition, liquidity and capital resources

During the year ended December 31, 2013, we generated operating cash flows primarily from interest earned and fees received on senior secured loans and other debt securities, as well as from sales of selected portfolio company investments or repayments of principal.

Net cash used in operating activities for the year ended December 31, 2013 was $44,644,055. Our primary use of cash from operating activities during the period consisted of a net increase in net assets from operations of $92,988,803 offset by net of purchases of investments of $91,111,320 and the change in net realized and unrealized gain of $52,578,204.

Net cash provided by financing activities for the year ended December 31, 2013 was $53,996,698. Our primary source of cash for financing activities was $132,321,241 of proceeds from net borrowings under the Credit Facility offset by distributions of $71,705,637.

Contractual obligations

A summary of our significant contractual payment obligations for the repayment of outstanding borrowings at December 31, 2013 is as follows:

	Payments Due By Period (dollars in millions)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Credit Facility(1)	$179.0	$—	$—	$179.0	$—
Term Loan	10.0	—	—	10.0	—
Senior Secured Notes	175.0	—	158.0	17.0	—
Convertible Notes	114.0	—	—	114.0	—
Interest and Credit Facility Fees Payable	8.1	8.1	—	—	—

(1)	At December 31, 2013, $171.0 million remained unused under our Credit Facility.

Off-balance sheet financing

In the normal course of business, the Company may enter into guarantees on behalf of portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. There were no such guarantees outstanding at December 31, 2013, 2012 or 2011.

Distributions

Our quarterly distributions, if any, are determined by our Board of Directors. Distributions are declared considering our estimate of annual taxable income available for distribution to stockholders and the amount of taxable income carried over from the prior year for distribution in the current year. We cannot assure stockholders that they will receive any distributions or distributions at a particular level. Distributions paid by the Company since July 25, 2005 (inception of operations) have been as follows:

Distribution Amount Per Share Outstanding	Record Date	Payment Date
$0.20	December 31, 2005	January 31, 2006
$0.20	March 15, 2006	March 31, 2006
$0.23	June 15, 2006	June 30, 2006
$0.30	September 15, 2006	September 29, 2006
$0.42	December 31, 2006	January 31, 2007
$0.42	March 15, 2007	March 30, 2007
$0.42	May 15, 2007	May 31, 2007
$0.42	September 14, 2007	September 28, 2007
$0.43	December 14, 2007	December 31, 2007
$0.43	March 17, 2008	March 31, 2008
$0.43	June 16, 2008	June 30, 2008
$0.43	September 15, 2008	September 30, 2008
$0.43	December 15, 2008	December 31, 2008
$0.16	March 20, 2009	April 3, 2009
$0.16	June 19, 2009	July 2, 2009
$0.16	September 18, 2009	October 2, 2009
$0.32	December 21, 2009	January 4, 2010
$0.32	March 22, 2010	April 5, 2010
$0.32	May 17, 2010	July 2, 2010
$0.32	September 17, 2010	October 1, 2010
$0.32	December 20, 2010	January 3, 2011
$0.32	March 18, 2011	April 1, 2011
$0.26	June 17, 2011	July 1, 2011
$0.26	September 19, 2011	October 3, 2011
$0.26	December 21, 2011	January 4, 2012
$0.26	March 20, 2012	April 3, 2012
$0.26	June 19, 2012	July 3, 2012
$0.26	September 19, 2012	October 3, 2012
$0.26	December 20, 2012	January 3, 2013
$0.26	March 19, 2013	April 2, 2013
$0.26	June 18, 2013	July 2, 2013
$0.26	September 19, 2013	October 3, 2013
$0.26	December 20, 2013	January 3, 2014
$0.26	March 20, 2014	April 3, 2014

Tax characteristics of all distributions are reported to stockholders on Form 1099 after the end of the calendar year.

We have elected to be taxed as a RIC under Subchapter M of the Code. In order to maintain favorable RIC tax treatment, we must distribute annually to our stockholders at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. Under the Regulated Investment Company Modernization Act of 2010, capital losses incurred by the Company after December 31, 2010 will not be subject to expiration. In addition, such losses must be utilized prior to the losses incurred in the years preceding enactment. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of:

•	98% of our ordinary income for the calendar year;

•	98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31st; and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.

We may, at our discretion, carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this income. If we choose to do so, all other things being equal, this would increase expenses and reduce the amounts available to be distributed to our stockholders. We accrue excise tax on estimated taxable income as required. In addition, although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. There was no provision for federal excise taxes recorded for the years ended December 31, 2013, 2012 and 2011.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. With respect to our distributions paid to stockholders during the years ended December 31, 2013, 2012 and 2011, distributions reinvested pursuant to our dividend reinvestment plan totaled $5,288,757, $5,591,912 and $8,021,087, respectively.

Under the terms of an amendment to our dividend reinvestment plan adopted on March 4, 2009, distributions may be made in newly issued or treasury shares of our common stock at a price equal to 95% of the market price on the payment date. This feature of the plan means that, under certain circumstances, we may issue shares of our common stock at a price below net asset value per share, which could cause our stockholders to experience dilution.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. Also, we may be limited in our ability to make distributions due to the asset coverage test applicable to us as a BDC under the 1940 Act and due to provisions in our existing and future debt arrangements. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of favorable RIC tax treatment. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as PIK interest or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC and may be subject to an excise tax. In order to satisfy the annual distribution requirement applicable to RICs, we have the ability to declare a large portion of a dividend in shares of our common stock instead of in cash. As long as a portion of such dividend is paid in cash (which portion can be as low as 10% for our taxable years ending prior to 2012) and certain requirements are met, the entire distribution would be treated as a dividend for U.S. federal income tax purposes.

Recent developments

On March 5, 2014 our Board of Directors declared a distribution of $0.26 per share, payable on April 3, 2014 to stockholders of record at the close of business on March 20, 2014.

On March 27, 2014 the Company entered into a five year $405 million Amended and Restated Senior Secured Revolving Credit Facility (the “Revolving Credit Facility”), which amends and restates the Credit Facility. The Revolving Credit Facility has a maturity date of March 27, 2019, which includes a ratable amortization in the final year, and represents an increase of $55 million in revolving commitments over the Credit Facility. The interest rate applicable to borrowings is generally LIBOR plus an applicable margin of 2.25%, a 25 basis point reduction from the Credit Facility.

Notice is hereby given in accordance with Section 23(c) of the 1940 Act that from time to time the Company may purchase shares of its common stock in the open market at prevailing market prices.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to financial market risks, including changes in interest rates. At December 31, 2013, 52% of our debt investments bore interest based on floating rates, such as LIBOR, the Federal Funds Rate or the Prime Rate. The interest rates on such investments generally reset by reference to the current market index after one to six months. At December 31, 2013, the percentage of our total debt investments that bore floating rate interest subject to an interest rate floor was 45%. Floating rate investments subject to a floor generally reset by reference to the current market index after one to six months only if the index exceeds the floor.

While hedging activities may help to insulate us against adverse changes in interest rates, they also may limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments. During the years ended December 31, 2013, 2012 and 2011, we did not engage in any interest rate hedging activity.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our 2013 Special Meeting of Stockholders, our stockholders approved a proposal authorizing us to sell or issue shares of our common stock at a price below our then current net asset value per share in one or more offerings, subject to certain limitations set forth in the Proxy Statement for our 2013 Special Meeting of Stockholders (including that the cumulative number of shares sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale).

In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our Board of Directors will consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of our common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the recent financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

We will not sell shares of our common stock (or any warrants, options, rights or units to purchase shares of our common stock) under a prospectus supplement to this registration statement of which this prospectus forms a part (the “current registration statement”) without first filing a new post-effective amendment to the current registration statement if the cumulative dilution to our NAV per share from offerings under the current registration statement exceeds 15%. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per share at the time of the first offering is $15.00 and we have 50 million shares outstanding, the sale of 8 million shares at net proceeds to us of $7.50 per share (a 50% discount) would produce dilution of 6.90%. If we subsequently determined that our NAV per share increased to $17.50 on the then 58 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 10 million shares at net proceeds to us of $7.86 per share, which would produce dilution of 8.10%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering of our common stock at a price less than NAV per share on three different set of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact on Existing Stockholders who do not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase.

The following table illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from net asset value per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current net asset value and net asset value per share are thus $10,000,000 and $10.00. The table illustrates the dilutive effect on a nonparticipating stockholder of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from net asset value), (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from net asset value) and (3) an offering of 250,000 shares (25% of the outstanding shares) at $7.50 per share after offering expenses and commissions (a 25% discount from net asset value).

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$7.89	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—
Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	(5.00)%
Dilution to Stockholder
Shares Held by Stockholder	10,000	10,000	—	10,000	—	10,000	—
Percentage Held by Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.80%	(20.00)%

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Total Asset Values
Total NAV Held by Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$95,000	(5.00)%
Total Investment by Stockholder (Assumed to be $10.00 per Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Stockholder (Total NAV Less Total Investment)	—	$(200)	—	$(900)	—	$(5,000)	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.50	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.02)	—	$(0.09)	—	$(0.50)	—
Percentage Dilution to Stockholder (Dilution per Share Divided by Investment per Share)	—	—	(0.20)%	—	(0.90)%	—	(5.00)%

Impact on Existing Stockholders who do Participate in the Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who over participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 25% discount offering from the prior chart for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,250 shares, which is 0.50% of the offering of 250,000 shares rather than its 1.00% assumed or hypothetical proportionate share) and (2) 150% of such percentage (i.e., 3,750 shares, which is 1.50% of an offering of 250,000 shares rather than its 1.00% assumed or hypothetical proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		Example 1 50% Participation		Example 2 150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$7.89	—	$7.89	—
Net Proceeds per Share to Issuer	—	$7.50	—	$7.50	—
Increases in Shares and Decrease to NAV
Total Shares Outstanding	1,000,000	1,250,000	25.00%	1,250,000	25.00%
NAV per Share	$10.00	$9.50	(5.00)%	$9.50	(5.00)%
Dilution/Accretion to Stockholder
Shares Held by Stockholder	10,000	11,250	12.50%	13,750	37.50%
Percentage Held by Stockholder	1.0%	0.90%	(10.00)%	1.10%	10.00%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$106,875	6.88%	$130,625	30.63%
Total Investment by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$100,000	$109,863	—	$129,588	—
Total Dilution/Accretion to Stockholder (Total NAV Less Total Investment)	—	(2,988)	—	$1,038	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.50	—	$9.50	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$9.77	(2.34)%	$9.42	(5.75)%
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.27)	—	$0.08	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(2.72)%	—	0.80%

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10% and 25% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1.00%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$7.89	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—
Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	(5.00)%
Dilution to Stockholder
Shares Held by Stockholder	—	500	—	1,000	—	2,500	—
Percentage Held by Stockholder	0.0%	0.05%	—	0.09%	—	0.20%	—
Total Asset Values
Total NAV Held by Stockholder	—	$4,990	—	$9,910	—	$23,750	—
Total Investment by Stockholder	—	$5,000	—	$9,470	—	$19,725	—
Total Dilution/ Accretion to Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$4,025	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.50	—
Investment per Share Held by Stockholder	—	$10.00	—	$9.47	—	$7.89	—
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.02)	—	$0.44	—	$1.61	—
Percentage Dilution/Accretion to Stockholder (Dilution/ Accretion per Share Divided by Investment per Share)	—	—	(0.20)%	—	4.65%	—	20.41%

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of each December 31 since 2007, unless otherwise noted. The information as of each December since 2007 has been derived from our financial statements which have been audited by Deloitte & Touche LLP. The “—” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

Class and Year(1)	Total Amount Outstanding(2)	Asset Coverage per Unit(3)	Involuntary Liquidating Preference Per Unit(4)	Average Market Value Per Unit(5)
Credit Facility
Fiscal 2013 (as of December 31, 2013)	$179,000	$2,460	$—	N/A
Fiscal 2012 (as of December 31, 2012)	$171,850	$2,952	$—	N/A
Fiscal 2011 (as of December 31, 2011)	$168,000	$3,009	$—	N/A
Fiscal 2010 (as of December 31, 2010)	$170,000	$4,929	$—	N/A
Fiscal 2009 (as of December 31, 2009)	$296,000	$2,817	$—	N/A
Fiscal 2008 (as of December 31, 2008)	$426,000	$2,195	$—	N/A
Fiscal 2007 (as of December 31, 2007)	$381,300	$2,910	$—	N/A

Senior Secured Notes
Fiscal 2013 (as of December 31, 2013)	$175,000	$2,460	$—	N/A
Fiscal 2012 (as of December 31, 2012)	$175,000	$2,952	$—	N/A
Fiscal 2011 (as of December 31, 2011)	$175,000	$3,009	$—	N/A

Convertible Notes
Fiscal 2013 (as of December 31, 2013)	$115,000	$2,460	$—	N/A

Term Loan
Fiscal 2013 (as of December 31, 2013)	$10,000	$2,460	$—	N/A

(1)	On June 7, 2013, the Company entered into a Senior Secured Term Loan Credit Agreement (“Term Loan”) which has a principal amount of $10,000,000. The Term Loan has a stated maturity date of May 31, 2018. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 3.75%.

On February 19, 2013, we closed a private offering of $100,000,000 in aggregate principal amount of 5.50% unsecured convertible senior notes due 2018 (the “Convertible Notes”). The initial purchasers of the Convertible Notes fully exercised their overallotment option and purchased an additional $15,000,000 in aggregate principal amount of the Convertible Notes. The closing of the overallotment option took place on March 4, 2013. With the exercise of the overallotment option, a total of $115,000,000 in aggregate principal amount of the Convertible Notes have been sold. The Convertible Notes are unsecured and bear interest at a rate of 5.50% per year, payable semi-annually in arrears. In certain circumstances and during certain periods, the Convertible Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, at an initial conversion rate of 86.0585 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $11.62 per share of our common stock, subject to defined anti-dilution adjustments. We do not have the right to redeem the Convertible Notes prior to maturity. The Convertible Notes mature on February 15, 2018, unless repurchased or converted in accordance with their terms prior to such date.

On January 18, 2011, we closed a private placement issuance of $158 million in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.50% and a maturity date of January 18, 2016 and $17 million in aggregate principal amount of seven-year senior secured notes with a fixed interest rate of 6.60% and a maturity date of January 18, 2018.
(2)	Total amount of each class of senior securities outstanding at the end of the period presented (in 000’s).
(3)	The asset coverage ratio for senior securities representing indebtedness is calculated as our consolidated total assets, less all consolidated liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.
(4)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(5)	Not applicable, as senior securities are not registered for public trading.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on The NASDAQ Global Select Market under the symbol “BKCC” since June 27, 2007. The following table lists the high and low closing bid price for our common stock, the closing bid price as a percentage of NAV, and quarterly dividends per share for the last three completed fiscal years. On April 29, 2014, the last reported closing price of our common stock was $9.02 per share.

	Closing Sales Price			Premium/ Discount of High Sales Price to NAV(3)	Premium/ Discount of Low Sales Price to NAV(3)	Distributions
	NAV(1)	High	Low
Year Ended December 31, 2011
First Quarter	$9.56	$12.75	$9.48	33%	-1%	$0.32
Second Quarter	$9.83	$10.52	$8.95	7%	-9%	$0.26
Third Quarter	$9.75	$9.43	$7.30	-3%	-25%	$0.26
Fourth Quarter	$9.58	$8.95	$7.03	-7%	-27%	$0.26

Year Ended December 31, 2012
First Quarter	$9.59	$10.33	$8.43	8%	-12%	$0.26
Second Quarter	$9.61	$9.99	$9.02	4%	-6%	$0.26
Third Quarter	$9.55	$10.54	$9.28	10%	-3%	$0.26
Fourth Quarter	$9.31	$10.16	$9.32	9%	0%	$0.26

Year Ended December 31, 2013
First Quarter	$9.47	$10.69	$9.87	13%	4%	$0.26
Second Quarter	$9.37	$10.21	$9.15	9%	-2%	$0.26
Third Quarter	$9.38	$10.30	$9.48	10%	1%	$0.26
Fourth Quarter	$9.54	$9.89	$9.17	4%	-4%	$0.26

Year Ending December 31, 2014
First Quarter	*	$9.64	$9.11	*	*	$0.26
Second Quarter (through April 29, 2014)	*	$9.29	$9.02	*	*	*	*

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low closing sales price divided by NAV.
*	Net asset value has not been calculated for this period.
**	A distribution has not been paid for this period.

RATIO OF EARNINGS TO FIXED CHARGES

For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, our ratios of earnings to fixed charges, computed as set forth below, were as follows:

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings to Fixed Charges(1)	5.1	3.6	5.0	9.5	10.5

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase (decrease) in net assets resulting from operations plus fixed charges. Fixed charges include interest and credit facility fees and amortization of debt issuance costs.

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period. Excluding the net unrealized gains or losses, the earnings to fixed charges ratio would be (0.7), (0.7), 1.2, (3.6) and (4.8) for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively. Excluding the net realized and unrealized gains or losses, the earnings to fixed charges ratio would be 2.1, 3.3, 3.8, 7.2 and 10.7 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

THE COMPANY

General

We provide middle-market companies with flexible financing solutions, including senior and junior secured, unsecured and subordinated debt securities and loans, and equity securities. Our strategy is to provide capital to meet our clients’ current and future needs across this spectrum, creating long-term partnerships with growing middle-market companies.

We are as an externally-managed, non-diversified closed-end management investment company. We have elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, which we refer to as the 1940 Act. In addition, for tax purposes we intend to continue to qualify as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, which we refer to as the Code.

Our investment objective is to generate both current income and capital appreciation through our debt and equity investments. We invest primarily in middle-market companies and target investments throughout the capital structure that we believe provide an attractive risk-adjusted return. The term “middle-market” refers to companies with annual revenues typically between $50 million and $1 billion. Our targeted investment typically ranges between $10 million and $50 million, although the investment sizes may be more or less than the targeted range and the size of our investments may grow with our capital availability. We generally seek to invest in companies that operate in a broad variety of industries and that generate positive cash flows.

Although most of our investments are in senior and junior secured, unsecured and subordinated loans to U.S. private and certain public middle-market companies, we invest throughout the capital structure, which may include common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities. We may from time-to-time invest up to 30% of our assets opportunistically in other types of investments, including securities of other public companies and foreign securities.

The senior and junior secured loans in which we invest generally have stated terms of three to ten years and the subordinated debt investments we make generally have stated terms of up to ten years, but the expected average life of such senior and junior secured loans and subordinated debt is generally between three and seven years. However, we may invest in securities of any maturity or duration. The debt that we invest in typically is not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s). We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

We were incorporated on April 13, 2005, commenced operations with private funding on July 25, 2005, and completed our initial public offering on July 2, 2007. Since the commencement of our operations, the team of investment professionals of BlackRock Kelso Capital Advisors LLC (the “Advisor” or “BlackRock Kelso Capital Advisors”), including our senior management, has evaluated more than 2,800 investment opportunities and completed 152 investments, aggregating over $3.2 billion in capital provided to middle-market companies through December 31, 2013.

During the year ended December 31, 2013, we invested approximately $533.7 million across twenty-one new and several existing portfolio companies. This compares to approximately $317.1 million across six new and several existing portfolio companies for the year ended December 31, 2012. Sales, repayments and other exits of investment principal totaled $442.6 million during the year ended December 31, 2013, versus $314.8 million during the year ended December 31, 2012.

At December 31, 2013, our net portfolio of 51 portfolio companies was invested 43% in senior secured loans, 22% in equity investments, 18% in senior secured notes, 16% in unsecured or subordinated debt securities and 1% in cash and cash equivalents. This compares to our portfolio of 47 portfolio companies which was invested 52% in senior secured loans, 18% in senior secured notes, 16% in unsecured or subordinated debt securities, 13% in equity investments and 1% in cash and cash equivalents at December 31, 2012. Our average investment by portfolio company at amortized cost, excluding investments below $5.0 million, was approximately $26.0 million at December 31, 2013. As compared to December 31, 2012 our average investment by portfolio company at amortized cost, excluding investments below $5.0 million, was approximately $26.9 million.

The weighted average yield of the debt and income producing equity securities in our portfolio at fair value was 12.1% at December 31, 2013 and 12.6% at December 31, 2012. The weighted average yields on our senior secured loans and other debt securities at fair value were 11.4% and 13.1%, respectively, at December 31, 2013, versus 11.9% and 13.6%, at December 31, 2012. The weighted average yield of the debt and income producing equity securities in our portfolio at their current cost basis was 12.0% at December 31, 2013 and 12.2% at December 31, 2012. The weighted average yields on our senior secured loans and other debt securities at their current cost basis were 11.4% and 13.0%, respectively, at December 31, 2013, versus 11.4% and 13.5%, respectively, at December 31, 2012.

BlackRock Kelso Capital Advisors

Our investment activities are managed by the Advisor. The Advisor is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. The Advisor is led by James R. Maher, Chairman and Chief Executive Officer of the Company and the Advisor, and Michael B. Lazar, Chief Operating Officer of the Company and the Advisor. They are supported by the Advisor’s team of employees, including 16 investment professionals who have extensive experience in commercial and mezzanine lending, investment banking, accounting, corporate law and private equity investing. Additionally, the Advisor has an investment committee that includes Messrs. Maher and Lazar. Senior management as well as other key personnel of the Advisor have critical industry experience and relationships that we rely on to implement our business plan.

Administration

We have entered into an administration agreement with BlackRock Financial Management, Inc. (the “Administrator”) under which the Administrator provides certain administrative services to us. For providing these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of certain of our officers and their respective staffs.

Market opportunity

We believe that current market conditions present opportunities for investment in middle-market companies with attractive risk-adjusted returns for several reasons, including:

The current market environment may mean more favorable terms for investments in middle-market companies. We believe the tight supply of credit due to deleveraging by banks provides a promising environment in which to originate investments in middle-market companies. We believe we are able to structure investments with lower leverage multiples, higher current returns, greater opportunity for equity appreciation, better prepayment protection, and more meaningful financial covenants than are typically available on commensurate investments in large liquid market companies.

Middle-market companies have faced increasing difficulty in accessing the capital markets. While many middle-market companies were able to raise funds by raising debt in the capital markets in the past, we believe this approach to financing has become more difficult, as transactions have increased in size to address investors’ demands for greater liquidity in securities such as high yield bonds. In addition, we believe that many senior lenders have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing large, liquid capital markets transactions.

There is a large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there is a large pool of uninvested private equity capital available to middle-market companies. We expect that private equity firms will be active investors in middle-market companies and that these private equity firms will seek to supplement their equity investments with senior secured and junior loans and equity co-investments from other sources, such as us.

Middle-market companies are increasingly seeking private sources for debt and equity capital. We believe that many middle-market companies prefer to execute transactions with private capital providers such as us, rather than execute high-yield bond or equity transactions in the public markets, which may necessitate increased financial and regulatory compliance and reporting obligations.

Consolidation among commercial banks has reduced the focus on middle-market business. We believe that many senior lenders have de-emphasized their service and product offerings to middle-market companies in favor of lending to large corporate clients, managing capital markets transactions and providing other non-credit services to their customers.

Competitive advantages

We believe we possess the following competitive advantages over many other capital providers to middle-market companies:

Demonstrated ability to deploy capital consistent with our investment policies. Since our inception, the Advisor has invested in excess of $3.2 billion across 152 portfolio companies through December 31, 2013. We have a portfolio yield at fair value of approximately 12.1% at December 31, 2013. During the year ended December 31, 2013, we invested approximately $533.7 million of gross assets.

Proven transaction sourcing strategy. Since the Advisor’s inception of operations, it has sourced and reviewed more than 2,800 potential investments and has a proven process through which it has invested in excess of $3.2 billion through December 31, 2013. The Advisor identifies potential investments through its dynamic transaction origination efforts. The origination efforts include calling on financial institutions such as investment banks, commercial banks, specialty finance companies and private equity firms; as well as on advisory firms, trade associations and the owners and managers of middle-market companies with whom its investment professionals and investment committee members have relationships. We expect that our ability to leverage these relationships will continue to result in the referral of investment opportunities to us and provide us with a competitive advantage.

Highly experienced investment team. Our investment activities are carried out by BlackRock Kelso Capital Advisors LLC and led by James R. Maher and Michael B. Lazar with guidance from the Advisor’s investment committee. The investment committee is comprised of Messrs. Maher and Lazar, and certain employees of BlackRock, Inc. (“BlackRock”) and certain principals of Kelso & Company, L.P. (“Kelso”). The Advisor’s investment professionals, as well as members of the investment committee, have extensive experience in fixed income, public equity and private equity investing, and possess a broad range of transaction, financial, managerial and investment skills.

Our executive officers and directors and the employees of the Advisor serve or may serve as investment advisors, officers, directors or principals of entities or investment funds that operate in the same or a related line of business as we do and/or investment funds managed by our affiliates. We note that any affiliated investment vehicle currently formed or formed in the future and managed or to be managed in the future by the Advisor or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, the Advisor or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by the Advisor or its affiliates. However, the Advisor and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures. In any such case, if the Advisor forms other affiliates in the future, we may co-invest on a concurrent basis with such other affiliates, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. In certain circumstances, negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. Neither BlackRock nor Kelso advise us. Additionally, Kelso does not participate in the activities of the Advisor. A subsidiary of BlackRock provides certain administrative services to us.

Disciplined investment process with focus on preservation of capital. In making investment decisions, the Advisor employs a disciplined and selective review process that focuses on, among other things, a thorough analysis of the underlying issuer’s business and the performance drivers of that business, as well as an assessment of the legal and economic features of each particular investment.

Cost-effective and high quality infrastructure. We benefit from the existing infrastructure and administrative capabilities of the Administrator. For providing these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement.

Leverage

On June 7, 2013, the Company entered into a Senior Secured Term Loan Credit Agreement (the “Term Loan”) which has a principal amount of $10,000,000. The Term Loan has a stated maturity date of May 31, 2018. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 3.75%.

On March 13, 2013, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “Credit Facility”) which has an initial aggregate principal amount of up to $350,000,000 and canceled the prior credit facility and the related term loan that were outstanding at December 31, 2012. The Credit Facility has a stated maturity date of March 13, 2017. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 2.50%. The Credit Facility’s commitment may increase in size, under certain circumstances, up to a total of $750,000,000. The Credit Facility contains customary affirmative and negative covenants, including the maintenance of a minimum stockholders’ equity, the maintenance of a ratio of not less than 200% of total assets (less total liabilities other than indebtedness) to total indebtedness, and restrictions on certain payments and issuance of debt. In addition, borrowings under the Credit Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio. At December 31, 2013, we were in compliance with all financial and operational covenants required by the Credit Facility. We had $179.0 million of indebtedness under the Credit Facility outstanding at December 31, 2013.

On February 19, 2013 we closed a private offering of $100 million in aggregate principal amount of 5.50% unsecured convertible senior notes due 2018 (the “Convertible Notes”). The initial purchasers of the Convertible Notes fully exercised their overallotment option and purchased an additional $15 million in aggregate principal amount of the Convertible Notes. The closing of the overallotment option took place on March 4, 2013. With the exercise of the overallotment option, a total of $115 million in aggregate principal amount of the Convertible Notes have been sold. Net proceeds to the Company from the offering, including the exercise of the overallotment option, are approximately $111.3 million. The Convertible Notes were only offered to qualified institutional buyers as defined in the Securities Act pursuant to Rule 144A under the Securities Act.

The Convertible Notes are unsecured and bear interest at a rate of 5.50% per year, payable semi-annually in arrears. In certain circumstances and during certain periods, the Convertible Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, at an initial conversion rate of 86.0585 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $11.62 per share of our common stock, subject to defined anti-dilution adjustments. We do not have the right to redeem the Convertible Notes prior to maturity. The Convertible Notes mature on February 15, 2018, unless repurchased or converted in accordance with their terms prior to such date.

On January 18, 2011, we closed a private placement issuance of $158 million in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.50% and a maturity date of January 18, 2016 and $17 million in aggregate principal amount of seven-year, senior secured notes with a fixed interest rate of 6.60% and a maturity date of January 18, 2018. The Senior Secured Notes were sold to certain institutional accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended. Interest on the Senior Secured Notes is due semi-annually on January 18 and July 18, commencing on July 18, 2011. The proceeds from the issuance of the Senior Secured Notes were used to fund new portfolio investments, reduce outstanding borrowings under the Credit Facility and for general corporate purposes. We expect that our substantial debt capital resources will provide us with the flexibility to take advantage of market opportunities when they arise. See “Risks—Risks related to our business.”

Investment selection criteria

The Advisor chooses investments and constructs our portfolio based on the investment experience of its professionals and a detailed investment analysis for each investment opportunity. In analyzing each prospective portfolio company, the Advisor has identified several criteria it believes are important in identifying and investing in prospective portfolio companies. These criteria provide general guidelines for the Advisor’s investment decisions on our behalf, although each prospective portfolio company may fail to meet one or more of these criteria. Generally, the Advisor seeks to utilize its access to information generated by its investment professionals to identify prospective investments and to structure investments quickly and effectively. Furthermore, the Advisor seeks to identify those companies exhibiting superior fundamental risk-reward profiles and strong defensible business franchises while focusing on the relative value of the security in the company’s capital structure.

Value Orientation/Positive Cash Flow. The Advisor’s investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value orientation. The Advisor focuses on companies in which it can invest at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Typically, the Advisor does not invest in start-up companies or companies having speculative business plans.

Experienced Management. The Advisor generally requires that portfolio companies have an experienced management team. The Advisor also generally requires portfolio companies to have in place proper incentives to induce management to succeed and to act in concert with our interests as investors, which may include having significant equity interests.

Strong Competitive Position in Industry. The Advisor seeks to invest in companies that have strong market positions within their respective markets or market niches and are well positioned to capitalize on growth opportunities. The Advisor seeks companies that demonstrate significant competitive advantages versus their competitors, which it believes should help to protect their market position and profitability.

Exit Strategy. The Advisor seeks to invest in companies that it believes will provide a steady stream of cash flow to repay loans and/or build equity value. With respect to loans and debt securities, the Advisor expects that such internally generated cash flow, leading to the payment of interest on, and the repayment of the principal of, our investments will be a key means by which we exit these investments over time. In addition, the Advisor also seeks to invest in companies whose business models and expected future cash flows offer attractive exit possibilities. These companies include candidates for strategic acquisition by other industry participants and companies that may repay our investments through an initial public offering of common stock or another capital market transaction. With respect to our equity investments, the Advisor will look to exit such investments via repurchases by the portfolio company, public offerings and sales pursuant to merger and acquisition transactions.

Liquidation Value of Assets. The prospective liquidation value of the assets, if any, collateralizing loans in which we invest is an important factor in the Advisor’s credit analysis. The Advisor emphasizes both tangible assets, such as accounts receivable, inventory, equipment and real estate, and intangible assets, such as intellectual property, customer lists, networks and databases.

Investment selection process

The Advisor selectively narrows prospective investment opportunities through a process designed to identify the most attractive opportunities. If the senior investment professionals responsible for the transaction and the Advisor’s senior management determine that an investment opportunity merits pursuit, the Advisor engages in an intensive due diligence process. This process involves extensive research into the target company, its management, its industry, its growth prospects and its ability to withstand adverse conditions.

In conducting their due diligence, the Advisor’s investment professionals use publicly available information as well as information from their extensive relationships with former and current management teams, consultants, competitors and investment bankers, among others. Though each transaction involves a somewhat different approach, the Advisor often undertakes the following due diligence steps. Initially, the investment team involved in the transaction may meet with management to get an insider’s view of the business and probe for potential weaknesses in business prospects. They may also visit headquarters and company operations, meeting top- and middle-level executives. Independently from the company, the investment team may check management’s backgrounds and references. With information provided by the company, the investment team performs a detailed review of historical financial performance and the quality of earnings. To assess both business prospects and standard practices, they may contact customers and vendors and conduct a competitive analysis, comparing the company to its main competitors on an operating, financial, market share and valuation basis. The investment team also researches the industry for historic growth trends and future prospects utilizing industry analysts at BlackRock, third party research, industry association literature and general news. Furthermore, they assess asset value and the ability of physical infrastructure and information systems to handle anticipated growth and investigate any legal risks and the viability of current financial and accounting systems. Attorneys and independent accountants as well as outside advisors, as appropriate, may conduct additional due diligence on behalf of the Advisor.

After the Advisor has identified an investment opportunity and completed due diligence, the investment team involved in the transaction prepares a written investment analysis. Senior investment professionals involved in the transaction review the analysis, and if they are in favor of making the potential investment, present it first to Messrs. Maher and Lazar and then, if approved by Messrs. Maher and Lazar, to the Advisor’s investment committee for guidance under certain circumstances.

Investment structure

Once the Advisor determines that a prospective portfolio company is a suitable investment, it works with the management of that company, any intermediaries and other capital providers, including senior and junior debt security investors and equity capital providers, to structure an investment.

We invest in portfolio companies primarily in the form of senior and junior secured loans and unsecured and subordinated loans. The senior and junior secured loans generally have terms of three to ten years. We obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of the senior and junior secured loans. The collateral may take the form of first or second priority liens on the assets of a portfolio company.

The Advisor structures unsecured and subordinated debt securities and loans to have relatively high floating or fixed interest rates that provide us with current investment income. These debt securities and loans generally have terms of up to ten years. Such unsecured and subordinated debt securities and loans may have interest-only payments in the early years, with amortization of principal deferred to the later years of the loan. Also, some of these loans will be collateralized by a subordinate lien on some or all of the assets of the company.

In some cases, our debt investments may provide for a portion of the interest payable to be payment-in-kind, or PIK, interest. To the extent interest is PIK, it is payable through the increase of the principal amount of the loan by the amount of the interest due on the then-outstanding principal amount of the loan. We are required to recognize PIK interest, a non-cash source of income, as taxable income, increasing the amounts we are required to distribute to stockholders to qualify for the federal income tax benefits applicable to RICs.

In the case of the senior secured and junior loans, the Advisor tailors the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that aims to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a senior position in the capital structure of our portfolio companies, the Advisor seeks to limit the downside potential of our investments. The Advisor may accomplish this through requiring a total return on our investment (including both interest and potential equity appreciation) that compensates us for credit risk or through incorporating call protection into the investment structure. The Advisor may also negotiate covenants in connection with our investments that protect the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

In general, our debt investments include financial covenants and terms that require the portfolio company to reduce leverage over time, thereby enhancing its credit quality. These methods may include, among others: maintenance leverage covenants requiring a decreasing ratio of debt to cash flow; maintenance cash flow covenants requiring an increasing ratio of cash flow to interest expense and possibly other cash expenses such as capital expenditures, cash taxes and mandatory principal payments; and debt incurrence prohibitions, limiting a company’s ability to relever its balance sheet. In addition, limitations on asset sales and capital expenditures prevent a company from changing the nature of its business or capitalization without our consent.

Structurally, subordinated loans usually rank junior in priority of payment to senior debt, such as senior bank debt, and are often unsecured. As such, other creditors may rank senior to us in the event of insolvency. However, subordinated loans rank senior to common and preferred equity in a borrower’s capital structure. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, subordinated loans generally earn higher interest yields than senior secured loans. We believe that subordinated loans offer an attractive alternative investment opportunity. In many cases investors in subordinated loans receive opportunities to invest directly in the equity securities of borrowers, and from time to time also may receive warrants to purchase equity securities.

Our debt investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Warrants we receive with our debt may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We generally seek to structure the warrants to provide provisions protecting our rights as a minority-interest holder, and we generally seek to structure puts or rights to sell such securities back to the company upon the occurrence of specified events.

Our equity investments may consist of preferred equity that pays dividends on a current basis or preferred equity that does not pay current dividends. Preferred equity generally has a preference over common equity as to distributions on liquidations and dividends. In some cases, we may acquire common equity. Our equity investments frequently are not control-oriented investments, and in many cases, we acquire equity securities as part of a group of private equity investors in which we are not the lead investor. We may also receive equity through portfolio company restructurings. Our preferred and common equity investments typically are made in conjunction with loans to these companies.

Ongoing relationship with portfolio companies

The Advisor monitors our portfolio companies on an ongoing basis. The Advisor monitors the financial trends of each portfolio company to determine if it is meeting its business plans and to assess the appropriate course of action for each company.

The Advisor has several methods of evaluating and monitoring the performance and fair values of our investments, which may include the following and other methods:

•	assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;

•	periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	comparisons to other companies in the industry;

•	attendance at and participation in board meetings;

•	review of interim and annual financial statements and financial projections for portfolio companies; and

•	retention of third-party valuation firms to assist in determination of fair value.

Managerial assistance

As a BDC, we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance or exercising strategic or managerial influence over such companies. We may receive fees for these services. The Advisor will provide managerial assistance on our behalf to those portfolio companies that request this assistance. Employees of the Advisor have experience providing managerial assistance to private operating companies like our portfolio companies, and such assistance has tended to be related to board representation and to strategic and financing transactions. The Advisor generally will not receive any direct compensation from our portfolio companies for providing managerial assistance, although it may do so from time to time.

Investment rating system

The Advisor employs a grading system for our entire portfolio. The Advisor grades all loans on a scale of 1 to 4. This system is intended to reflect the performance of the borrower’s business, the collateral coverage of the loans and other factors considered relevant. Generally, the Advisor assigns only one loan grade to each portfolio company for all loan investments in that portfolio company; however, the Advisor will assign multiple ratings when appropriate for different investments in one portfolio company. The following is a description of the conditions associated with each investment rating:

Grade 1: Investments in portfolio companies whose performance is substantially within the Advisor’s expectations and whose risk factors are neutral to favorable to those at the time of the original investment.

Grade 2: Investments in portfolio companies whose performance is below the Advisor’s expectations and that require closer monitoring; however, no loss of investment return (interest and/or dividends) or principal is expected.

Grade 3: Investments in portfolio companies whose performance is below the Advisor’s expectations and for which risk has increased materially since origination. Some loss of investment return is expected, but no loss of principal is expected. Companies graded 3 generally will be out of compliance with debt covenants and will be unlikely to make debt repayments on their original schedule.

Grade 4: Investments in portfolio companies whose performance is materially below the Advisor’s expectations where business trends have deteriorated and risk factors have increased substantially since the original investment. Investments graded 4 are those for which some loss of principal is expected.

The Advisor monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, the Advisor and Board of Directors review these investment ratings on a quarterly basis. Our average investment rating was 1.14 at December 31, 2013 and 1.20 at December 31, 2012. The following is a distribution of the investment ratings of our portfolio companies at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Grade 1	$1,054,695,245	$890,646,222
Grade 2	159,112,129	127,996,599
Grade 3	2,912,000	42,176,795
Grade 4	572,675	597,510
Not rated	680,415	180,415

Total investments	$1,217,972,464	$1,061,597,541

The investment rating process begins with each portfolio company or investment being initially evaluated by the transaction team, led by a senior investment professional that is responsible for the portfolio company relationship. This evaluation generally is completed no less frequently than quarterly. At the Advisor’s weekly investment professionals’ meeting, the transaction team presents an update on the activities of any company rated below Grade 1. Each quarter, all investment professionals attend a separate investment rating meeting. At these quarterly meetings, the transaction team responsible for each portfolio investment reviews each portfolio company and suggests a rating for each investment for discussion among the investment professionals. At the conclusion of discussion, and subject to the approval of the Advisor’s chief executive officer and chief operating officer, the Advisor’s chief financial officer records the internal investment ratings for review by the Board of Directors quarterly.

Competition

A number of entities compete with us to make the types of investments that we make. We compete with other BDCs, public and private funds, commercial and investment banks, CLO funds, commercial financing companies, insurance companies, high yield investors and, to the extent they provide an alternative form of financing, private equity funds. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including investments in middle-market companies. As a result of these new entrants, competition for investment opportunities at middle-market companies has intensified. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the restrictions that the Code imposes on us as a RIC.

Staffing

Services necessary for our business are provided by individuals who are employees of the Advisor or the Administrator and its affiliates, pursuant to the terms of the management agreement and the administration agreement. Each of our executive officers is an employee of the Advisor or the Administrator and its affiliates. Our executive officers are also executive officers of the Advisor. Our day-to-day investment operations are managed by the Advisor. The Advisor currently has 16 investment professionals who focus on origination and transaction development and monitoring of our investments. We reimburse the Advisor for costs and expenses incurred by the Advisor for office space rental, office equipment and utilities allocable to the Advisor under the management agreement, as well as any costs and expenses incurred by the Advisor relating to any non-investment advisory, administrative or operating services provided by the Advisor to us. In addition, we reimburse the Administrator for our allocable portion of expenses it incurs in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of certain of our officers and their respective staffs.

Properties

We do not own any real estate or other physical properties materially important to our operation. Our administrative and principal executive offices are located at 40 East 52nd Street, New York, NY 10022. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

From time to time, we and the Advisor may be a party to certain legal proceedings incidental to the normal course of our business, including the enforcement of our rights under contracts with our portfolio companies. While we cannot predict the outcome of these legal proceedings with certainty, we do not expect that these proceedings will have a material effect on our consolidated financial statements.

Portfolio composition

We have built an investment portfolio that primarily includes senior and junior secured, senior and junior unsecured and subordinated loans to U.S. private middle-market companies. We invest a range of $10 million to $50 million of capital, on average, per transaction, although the investment sizes may be more or less and are expected to grow with our capital availability. Although most of our investments are in senior and junior secured, senior and junior unsecured and subordinated loans to U.S. private and certain public middle-market companies, we invest throughout the capital structure of these companies, which may include investing in common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities. We generally seek to invest in companies that operate in a broad variety of industries and that generate positive cash flows. While our focus is to generate current income through these investments, we also seek capital appreciation.

We generally are not permitted to invest in any private company in which any of our affiliates holds an existing investment, except to the extent permitted by the 1940 Act. We may, however, co-invest on a concurrent basis with our affiliates, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds.

At December 31, 2013, our net portfolio of 51 portfolio companies was invested 43% in senior secured loans, 22% in equity investments, 18% in senior secured notes, 16% in unsecured or subordinated debt securities and 1% in cash and cash equivalents.

The industry composition of our portfolio at fair market value at December 31, 2013 and 2012 was as follows:

	December 31,
Industry	2013	2012
Personal and Other Services	17.1%	10.7%
Consumer Products	14.6	8.8
Healthcare	12.1	13.5
Chemicals	8.5	4.9
Manufacturing	8.3	10.0
Business Services	7.1	10.6
Electronics	5.6	4.5
Printing, Publishing and Media	5.6	9.1
Energy	5.4	—
Financial Services	4.9	8.1
Beverage, Food and Tobacco	3.5	3.8
Retail	2.8	2.3
Building and Real Estate	2.7	6.0
Distribution	1.6	4.3
Containers and Packaging	0.2	2.7
Transportation	—	0.6
Telecommunications	—	0.1

Total	100.0%	100.0%

The geographic composition of our portfolio at fair value at December 31, 2013 was United States 93.1%, Canada 6.5% and the Cayman Islands 0.4%, and at December 31, 2012 was United States 94.7% and Canada 5.3%. The geographic composition is determined by several factors including the location of the corporate headquarters of the portfolio company.

PORTFOLIO COMPANIES

The following is a listing of each portfolio company or its affiliate, together referred to as portfolio companies, in which we had an investment at December 31, 2013. Percentages shown for class of securities held by us represent percentage of the class owned at December 31, 2013 and do not necessarily represent voting ownership or economic ownership. Percentages shown for equity securities other than warrants or options represent the actual percentage of the class of security held at December 31, 2013 before dilution. Percentages shown for warrants and options held represent the percentage of class of security we may own on a fully diluted basis assuming we exercise our warrants or options. Our portfolio is actively managed and the information set forth in the table below is as of December 31, 2013 and does not reflect subsequent changes to the portfolio resulting from purchases, sales, redemptions, repayment or other actions we may have taken with respect to our portfolio securities.

We make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors, and may have one or more voting seats on their boards.

For more information relating to our investments in portfolio companies, see our schedules of investments included in our consolidated financial statements appearing elsewhere in this prospectus.

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held	Fair Value at December 31, 2013
Senior Secured Notes
Advanced Lighting Technologies, Inc. 32000 Aurora Rd Solon, OH 44139	Lighting	Senior Secured Notes, First Lien	—	$15,000,000

AGY Holding Corp. 2556 Wagener Road Aiken, SC 29801	Glass Yarns / Fibers	Senior Secured Notes, Second Lien	—	19,151,000

American Piping Products, Inc. 18333 Wings Corporate Dr Chesterfield, MO 63005	Distribution	Senior Secured Notes, Second Lien	—	19,800,000

American Residential Services L.L.C.(1) 965 Ridge Lake Blvd Suite 102 Memphis, TN 38120-9401	HVAC/ Plumbing Services	Senior Secured Notes, Second Lien	—	46,000,000

BPA Laboratories Inc. 297 Kingsbury Grade, Suite 10 Lake Tahoe, NV 89449-4470	Healthcare Services	Senior Secured Notes, First Lien	—	35,078,000

Sizzling Platter LLC 348 East 6400 South Suite 200 Murray, UT 84107	Restaurants	Senior Secured Notes, First Lien	—	30,600,000

TriMark USA, Inc. 505 Collins Street South Attleboro, MA 07703	Food Service Equipment	Senior Secured Notes, Second Lien	—	52,138,638

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held	Fair Value at December 31, 2013

U.S. Well Services, LLC 770 South Post Oak Lane, Suite 405 Houston, TX 77056	Energy	Senior Secured Notes, Second Lien	—	$8,917,538

Total Senior Secured Notes				$226,685,176

Unsecured Debt

Higgenbottom Insurance Holdings, Inc. 500 W. 13th Street Fort Worth, TX 76102	Insurance	Unsecured Debt	—	$36,750,000

QHB Holdings LLC 7400 Linder Avenue Skokie, IL 60077	Materials	Unsecured Debt	—	20,000,000

Red Apple Stores Inc. 6877 Goreway Drive, Suite 3 Mississauga, Ontario L4V1L9	Discount Stores	Unsecured Debt	—	5,454,365

SVP Worldwide Ltd. 1224 Heil Quaker Blvd. La Vergne, TN 37086	Consumer Products	Unsecured Debt	—	44,170,052

Townsquare Media, LLC 240 Greenwich Avenue Greenwich, CT 06830	Media & Entertainment	Unsecured Debt	—	12,156,667

Total Unsecured Debt				$118,531,084

Subordinated Debt

A&A Manufacturing Co., Inc 2300 South Calhoun Road New Berlin, WI 53151	Protective Enclosures	Subordinated Debt	—	$32,995,314

Automobile Protection Corporation — APCO 6010 Atlantic Boulevard Norcross, GA 30071	Financial Services	Subordinated Debt	—	25,000,000

The Pay-O-Matic Corp. 160 Oak Drive Syosset, NY 11791	Financial Services	Subordinated Debt	—	20,400,000

Total Subordinated Debt				$78,395,314

Senior Secured Loans

Accriva Diagnostics, Inc. 20 Corporate Place South Piscataway, NJ 08854	Healthcare	Senior Secured Loans, First Lien	—	$21,000,000

AGY Holding Corp. 2556 Wagener Road Aiken, SC 29801	Glass Yarns / Fibers	Senior Secured Loans, Second Lien	—	7,964,650

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held	Fair Value at December 31, 2013

AL Solutions Inc. P.O. Box 1224 S Chester Street New Cumberland, WV 26047	Metals	Senior Secured Loans, Term Loan B, Second Lien	—	$—

Alpha Media Group Inc. 1040 Avenue of the Americas New York, NY 10018	Publishing	Senior Secured Loans, First Lien	—	538,000

AmQuip Crane Rental LLC 777 Winks Lane Salem, PA 19020	Construction Equipment	Senior Secured Loans, Second Lien	—	39,014,942

Arclin US Holdings Inc. 1000 Holcomb Woods Parkway Suite 444 Roswell, GA 30076	Chemicals	Senior Secured Loans, Second Lien	—	3,451,615

Ascend Learning, LLC 11161 Overbrook Road Leawood, KS 66085	Education	Senior Secured Loans, Second Lien	—	20,000,000

Attachmate Corporation 705 5th Avenue South Suite 1100 Seattle, WA 98104	Software	Senior Secured Loans, Second Lien	—	24,191,324

Bankruptcy Management Solutions, Inc. 8 Corporate Park, Suite 230 Irvine, CA 92606	Financial Services	Senior Secured Loans, Term Loan A, First Lien	—	1,596,458

Bankruptcy Management Solutions, Inc. 8 Corporate Park Suite 210 Irvine, CA 92614	Financial Services	Senior Secured Loans, Term Loan B, First Lien	—	10,458,655

Citrus Energy Appalachia, LLC 333 Perry Street, Suite 250 Castle Rock, CO 80104-2434	Energy	Senior Secured Loans, Second Lien	—	26,953,875

Isola USA Corp. 3100 West Ray Road, Suite 301 Chandler, AR 85226	Laminate	Senior Secured Loans, First Lien	—	5,050,000

K2 Pure Solutions Nocal, L.P. 950 Loveridge Road Pittsburgh, CA 94565	Chemicals	Senior Secured Loans, First Lien	—	20,000,000

MediMedia USA, Inc. 350 Starke Rd Carlstadt, NJ 07072	Information Services	Senior Secured Loans, First Lien	—	9,651,500

MediMedia USA, Inc. 330 Starke Rd Carlstadt, NJ 07072	Information Services	Senior Secured Loans, Second Lien	—	58,200,000

Omnitracs, Inc. 5775 Morehouse Drive San Diego, CA, USA, 92121	Trucking Fleet Management	Senior Secured Loans, Second Lien	—	3,020,625

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held	Fair Value at December 31, 2013

Pre-Paid Legal Services, Inc. One Pre-Paid Way Ada, OK 74820	Legal Services	Senior Secured Loans, Second Lien	—	$25,000,000

Quality Home Brands Holdings LLC 7400 Linder Avenue Skokie, IL 60077	Materials	Senior Secured Loans, Second Lien	—	40,000,000

Red Apple Stores Inc. 6877 Goreway Drive, Suite 3 Mississauga, Ontario L4V1L9	Discount Stores	Senior Secured Loans, Second Lien	—	20,000,000

Renaissance Learning, Inc. 2911 Peach St. Wisconsin Rapids, WI 54494	Education Software	Senior Secured Loans, Second Lien	—	3,031,875

Road Infrastructure Investments, LLC 5910 N. Central Expressway, Suite 1050 Dallas, TX 75206	Manufacturing	Senior Secured Loans, Second Lien	—	15,000,000

Royal Adhesives and Sealants, LLC 2001 West Washington Street South Bend, IN 46628	Chemicals	Senior Secured Loans, Second Lien	—	6,075,000

Shoreline Energy LLC 4023 Ambassador Caffery Pkwy Lafayette, LA 70503	Energy	Senior Secured Loans, Second Lien	—	30,000,000

Sur La Table, Inc. 5701 6th Avenue, Suite 486 Seattle, WA 98108	Consumer Products	Senior Secured Loans, First Lien	—	51,000,000

United Subcontractors, Inc. 380 St. Peter Street Suite 1020 St. Paul, MN 55102	Building and Construction	Senior Secured Loans, First Lien	—	5,015,119

Water Pik, Inc. 1730 East Prospect RD Fort Collins, CO 80553	Consumer Products	Senior Secured Loans, Second Lien	—	22,050,000

WBS Group LLC 405 Park Avenue New York, NY 11002	Software	Senior Secured Loans, First Lien	—	27,284,255

WBS Group LLC 405 Park Avenue New York, NY 11002	Software	Senior Secured Loans, Second Lien	—	24,999,000

Westward Dough Operating Company, LLC 313 Pilot Road, Suite A Las Vegas, NE 89119	Restaurants	Senior Secured Loans, First Lien	—	6,656,805

Total Senior Secured Loans				$527,203,698

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held	Fair Value at December 31, 2013

Preferred Stock

Advantage Insurance Holdings, Ltd. 5th Floor, Windward 3 Regatta Office Park PO Box 2185 Grand Cayman KU1-1105	Insurance	Preferred Stock	9.9	$5,100,822

Alpha Media Group Holdings Inc. 1040 Avenue of the Americas New York, NY 10018	Publishing	Preferred Stock, Series A-2	25.0	—

KAGY Holding Company, Inc. (AGY Holding Corp.) 2556 Wagener Road Aiken, SC 29801	Glass Yarns / Fibers	Preferred Stock	13.9	4,732,950

Progress Financial Corporation 171 Constitution Drive Menlo Park, CA 94025	Financial Services	Preferred Stock, Series F-1	1.0	1,263,255

Progress Financial Corporation 171 Constitution Drive Menlo Park, CA 94025	Financial Services	Preferred Stock, Series G	4.3	2,304,765

USI Senior Holdings, Inc. (United Subcontractors, Inc.) 5201 Eden Avenue Suite 220 Edina, MN 55436	Building and Construction	Preferred Stock	20.9	6,262,254

VSS-AHC Consolidated Holdings Corp. (Advanstar Global LLC) 641 Lexington Avenue New York, NY 10022	Printing / Publishing	Preferred Stock	5.1	5,208,213

Total Preferred Stock				$24,872,259

Common Stock

Alpha Media Group Holdings Inc. 1040 Avenue of the Americas New York, NY 10018	Publishing	Common Stock	12.5	$—

Arclin Cayman Holdings Ltd. 1000 Holcomb Woods Parkway Suite 444 Roswell, GA 30076	Chemicals	Common Stock	4.5	18,440,000

Bankruptcy Management Solutions, Inc. 8 Corporate Park Suite 210 Irvine, CA 92614	Financial Services	Common Stock	37.4	17,242,928

ECI Holdco, Inc. One City Place Drive, Suite 450 St. Louis, MO 63141	Electronics	Common Stock	25.4	68,604,042

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held		Fair Value at December 31, 2013

M&M Tradition Holdings Corp. 4001 Mark IV Parkway Fort Worth, TX 76106	Sheet Metal Fabrication	Common Stock	12.4		$9,250,000

Red Apple Stores Inc. 6877 Goreway Drive, Suite 3 Mississauga, Ontario L4V1L9	Discount Stores	Common Stock	100.0		8,242,821

Tygem Holdings, Inc. P.O. Box 1224 S Chester Street New Cumberland, WV 26047	Metals	Common Stock	*		—

USI Senior Holdings, Inc. 5201 Eden Avenue Suite 220 Edina, MN 55436	Building and Construction	Common Stock	18.2		21,575,553

Total Common Stock					$143,355,344

Limited Partnership/Limited Liability Company Interests

ARS Investment Holdings, LLC 40 East 52nd Street New York, NY 10022	HVAC/ Plumbing Services	Common Stock	—	(1)	$1,130,000

DynaVox Systems Holdings, LLC 40 East 52nd Street New York, NY 10022	Augmentative Communication Products	Common Stock	—	(2)	32,684

Higginbotham Investment Holdings, LLC 500 W. 13th Street Fort Worth, TX 76102	Insurance	Limited Liability Company Interests	0.8		1,715,117

Marquette Transportation 150 Ballard Circle Paducah, Kentucky 42001	Transportation	Common Stock	—	(3)	2,912,000

Marsico Holdings, LLC 1200 17th Street Suite 1600 Denver, CO 80202	Financial Services	Limited Liability Company Interests	0.3		18,732

Penton Business Media Holdings LLC 249 West 17th Street New York, NY 10011	Information Services	Limited Liability Company Interests	13.0		36,441,130

PG Holdco, LLC 404 Columbia Place South Bend, IN 46601	Healthcare Services	Limited Liability Company Interests	*		430,772

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held		Fair Value at December 31, 2013

PG Holdco, LLC 404 Columbia Place South Bend, IN 46601	Healthcare Services	Limited Liability Company Interests, Class A Units	0.1		$410,569

Sentry Security Systems Holdings, LLC 7608 Fairfield Road Columbia, SC 29203	Security Services	Limited Liability Company Interests	*		15,943

Sentry Security Systems Holdings, LLC 7608 Fairfield Road Columbia, SC 29203	Security Services	Limited Liability Company Interests	*		1,024,686

VSS-AHC Holdings, LLC 641 Lexington Avenue New York, NY 10022	Printing/ Publishing	Limited Liability Company Interests	1.3		13,394,600

WBS Group, LLC 405 Park Avenue New York, NY 11002	Software	Limited Liability Company Interests	—	(4)	6,056,783

Westward Dough Holdings, LLC 313 Pilot Road Suite A Las Vegas, NV 89119	Restaurants	Limited Liability Company Interests, Class A Units	35.0		4,781,000

Total Limited Partnership/Limited Liability Company Interests					$68,364,016

Equity Warrants/Options

Arclin Cayman Holdings, Ltd. 1000 Holcomb Woods Parkway Suite 444 Roswell, GA 30076	Chemicals	Equity Warrants, Tranche 1	1.9		$6,082,021

Arclin Cayman Holdings, Ltd. 1000 Holcomb Woods Parkway Suite 444 Roswell, GA 30076	Chemicals	Equity Warrants, Tranche 2	1.9		6,088,754

Arclin Cayman Holdings, Ltd. 1000 Holcomb Woods Parkway Suite 444 Roswell, GA 30076	Chemicals	Equity Warrants, Tranche 3	1.9		5,391,543

Arclin Cayman Holdings, Ltd. 1000 Holcomb Woods Parkway Suite 444 Roswell, GA 30076	Chemicals	Equity Warrants, Tranche 4	1.9		5,399,833

Bankruptcy Management Solutions, Inc. 8 Corporate Park Suite 210 Irvine, CA 92614	Financial Services	Equity Warrants, Tranche A	43.8		375,725

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held	Fair Value at December 31, 2013

Bankruptcy Management Solutions, Inc. 8 Corporate Park Suite 210 Irvine, CA 92614	Financial Services	Equity Warrants, Tranche B	43.8	$343,631

Bankruptcy Management Solutions, Inc. 8 Corporate Park Suite 210 Irvine, CA 92614	Financial Services	Equity Warrants, Tranche C	43.8	474,524

Facet Investment, Inc. 112 Town Park Drive Kennesaw, GA 30114	Medical Devices	Equity Warrants	1.8	80,415

Marsico Superholdco SPV, LLC 1200 17th Street Suite 1600 Denver, CO 80202	Financial Services	Equity Options	*	—

Progress Financial Corporation 171 Constitution Drive Menlo Park, CA 94025	Financial Services	Equity Warrants	3.9	5,729,127

Twin River Worldwide Holdings, Inc. 100 Twin River Road Lincoln, RI 02865	Gaming	Contingent Value Rights	0.7	600,000

Total Equity Warrants/Options				$30,565,573

*	Less than 0.1%.
(1)	We are the sole stockholder of BKC ARS Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of American Residential Services, L.L.C.
(2)	We are the sole stockholder of BKC DVSH Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of DynaVox Systems LLC.
(3)	We are the sole stockholder of BKC MTCH Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of Marquette Transportation Company Holdings, LLC.
(4)	We are the sole stockholder of BKC-WBS, LLC, a consolidated subsidiary, which is the beneficiary of more than 25% of the voting securities of WBS Group LLC and thus a controlled investment.

Set forth below is a brief description of each portfolio company in which we have made an investment that represents greater than 5% of our total consolidated assets at December 31, 2013 or in which we own 5% or more of the portfolio company’s voting securities.

Advantage Insurance Holdings, Ltd.

Advantage Insurance Holdings. Ltd is a Cayman Islands-based provider of specialty insurance, reinsurance and related services to business owners and high net worth individuals. The Company was formed in 2012 to restructure a privately held insurance business located in the Cayman Islands and the United States.

AGY Holding Corp.

AGY Holding Corp. is a leading manufacturer of advanced glass fibers that are used as reinforcing materials in numerous diverse high-value applications, including aircraft laminates, ballistic armor, pressure vessels, roofing membranes, insect screening, architectural fabrics and specialty electronics. AGY serves end-markets that require glass fibers for applications with demanding performance criteria, such as: the aerospace, defense, construction, electronics and industrial end-markets.

Advanstar Global LLC

Advanstar Global LLC is a provider of integrated business-to-business (“B2B”) marketing communications products and services for the fashion, life sciences, powersports, and licensing end-markets. Advanstar’s portfolio includes 91 shows and conferences, 66 publications and directories, 150 electronic products, as well as educational and direct marketing products and services.

Bankruptcy Management Solutions, Inc.

Bankruptcy Management Solutions, Inc. is a national provider of Chapter 7 bankruptcy case management solutions for bankruptcy trustees. The company provides bankruptcy trustees and certain other fiduciary customers with mission critical proprietary software products, computer hardware and support services designed to assist trustees in the administration of bankruptcy cases.

ECI Holdco, Inc.

ECI Holdco, Inc. is a holding company for Electrical Components International, Inc., which is a designer, manufacturer, and marketer of wire harnesses and provider of assembly services primarily to the white goods industry. Wire harnesses are configurations of wires, cables, connectors, terminals, and plugs found in many electronic products including home appliances, transportation, heating, ventilation, and air conditioning, construction, and agricultural equipment and vending.

M & M Tradition Holdings Corp.

M & M Tradition Holdings Corp. is a holding company for M & M Manufacturing Company, which is a diversified fabricator of custom sheet metal products, primarily serving the air distribution and ventilation market. The company manufactures air ventilation ducts and fittings for residential and commercial uses and fabricates precision sheet metal parts for a variety of industries.

Penton Business Media Holdings LLC

Penton Business Media Holdings LLC is a holding company for Penton Media, Inc., which is a business-to-business media company. The company’s brands are focused on a variety of industries and include trade magazines, Web sites, industry trade shows and conferences, and information data products.

Red Apple Stores, Inc.

Red Apple Stores Inc. is a general merchandise retailer servicing primarily rural communities in Canada with populations of less than 10,000, which are typically underserved from a retail perspective. Locations in these markets facilitate a high visit frequency and are more insulated from competition. The Company currently operates 165 stores across Canada, with locations in every province except Quebec.

United Subcontractors, Inc./USI Senior Holdings, Inc.

USI Senior Holdings, Inc. is a holding company for United Subcontractors, Inc., which is an independent insulation subcontractor in the United States and a contractor for construction of residential framing in Florida.

WBS Group LLC

WBS Group, LLC is the leading provider of software services to the radio broadcasting industry (90-95% of addressable market). WBS provides an array of traffic and billing and corporate reporting systems critical to the efficient operations and management of a commercial radio station. In addition to its core traffic and billings software, WBS offers a number of complementary products aimed at enhancing the operating performance of a radio station.

Westward Dough Operating Company, LLC/Westward Dough Holdings, LLC

Westward Dough Operating Company, LLC (the “Company”) operates 14 Krispy Kreme franchises in Nevada, Utah, Idaho, Colorado and Wisconsin.

MANAGEMENT OF THE COMPANY

Directors and executive officers

Our business and affairs are managed under the direction of our Board of Directors. The Board of Directors currently consists of seven members, six of whom are not “interested persons” of our company or of the Advisor as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. No independent director owns beneficially or of record any security of the Advisor or any person (other than a RIC or portfolio company) directly or indirectly controlling, controlled by or under common control with the Advisor. Our Board of Directors elects our executive officers, who serve at the discretion of the Board of Directors. Each director holds office until his or her successor is elected and qualified or until his or her term as a director is terminated as provided in our bylaws. The address for each director and executive officer is c/o BlackRock Kelso Capital Corporation, 40 East 52nd Street, New York, New York 10022.

The directors and executive officers of the Company are as follows:

Name and Year of Birth	Position	Director Since	Expiration of Term
Independent Directors:
John R. Baron (1957)	Director	2013	2014	*
Brian D. Finn (1960)	Director	2013	2015
Jerrold B. Harris (1942)	Director	2005	2014	*
William E. Mayer (1940)	Director	2005	2015
François de Saint Phalle (1946)	Director	2005	2015
Maureen K. Usifer (1960)	Director	2005	2016

Interested Director:
James R. Maher(1) (1949)	Chairman of the Board of Directors and Chief Executive Officer	2005	2016

Executive Officers:
Michael B. Lazar**	Chief Operating Officer	N/A	N/A
Corinne Pankovcin	Chief Financial Officer and Treasurer	N/A	N/A
Matthew J. Fitzgerald	Chief Compliance Officer	N/A	N/A

(1)	“Interested person” of BlackRock Kelso Capital Corporation and of the Advisor within the meaning of the 1940 Act. Mr. Maher is an interested person due to his employment with the Advisor.
*	Messrs. Baron and Harris are standing for election at our 2014 annual meeting of stockholders. If they are elected, as expected, each of their term will extend to 2017.
**	Mr. Lazar has been nominated to the Board of Directors and is standing for election at our 2014 annual meeting of stockholders. If he is elected, his term will expire in 2017.

Classes of directors

Our Board of Directors is divided into three classes, designated Class I, Class II and Class III. The term of office of directors of one class expires at each annual meeting of stockholders on a staggered basis. Each class of directors will hold office for a three year term. Class I Directors, Messrs. Baron and Harris, are standing for election at our 2014 annual meeting of stockholders, Class II Directors, Messrs. Finn, Mayer and de Saint Phalle, are expected to stand for election at our 2015 annual meeting of stockholders and Class III Directors, Mr. Maher and Ms. Usifer, are expected to stand for election at our 2016 annual meeting of stockholders. Mr. Lazar has been nominated to the Board of Directors as an interested Class I Director and is standing of election at our 2014 annual meeting of stockholders. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies or until his or her earlier resignation, removal from office, death or incapacity.

The charter of the governance and compensation committee of the Board of Directors provides for evaluating potential director candidates against the knowledge, experience, skills, expertise and diversity that in the Company’s view are necessary and desirable for such candidates. The knowledge, experience, skills, expertise and diversity of a director candidate are considered in their totality, and none of the criteria, in isolation, is controlling. The Company believes that the criteria set forth in the governance and compensation committee charter allow for directors who have balanced and diverse experience, skills, attributes and qualifications, which in turn allows the Board of Directors to operate effectively in governing the Company and protecting the interests of stockholders. Each director’s background experiences evinces the ability to perform his or her duties as a director effectively. In particular, these experiences include the director’s education or professional training; business, consulting, public service or academic positions; experience from service as a board member of the Company, other investment companies, public companies, or non-profit entities or other organizations; ongoing commitment and participation in Board of Directors and committee meetings, as well as leadership of standing committees throughout the years; or other relevant life experiences. Information about the specific experience, skills, attributes and qualifications of each director, which in each case led to the conclusion that the director should serve (or continue to serve) as a director of the Company, is provided below, in “Biographical information.”

Our directors have been divided into two groups—interested directors and independent directors. Interested directors are interested persons as defined in the 1940 Act. The Board of Directors’ chair, James R. Maher, is the Company’s sole interested director. Mr. Maher is an interested director by virtue of his employment with the Advisor. In part because the Company is an externally-managed investment company, the Board of Directors believes having an interested chairperson that is familiar with the Company’s portfolio companies, its day-to-day management and the operations of its Advisor enhances, among other things, its understanding of the Company’s investment portfolio, business, finances and risk management efforts. In addition, the Board of Directors believes that Mr. Maher’s employment with the Advisor better allows for the efficient mobilization of the Advisor’s resources at the Board of Directors’ behest and on its behalf.

The Board of Directors does not have a lead independent director. The Board of Directors believes its current size and the composition and leadership of its committees allow each director to enjoy full, accurate and efficient communication with the Company, the Advisor and management, and facilitates the timely transmission of information among such parties.

Biographical information

The following is information concerning the business experience of our Board of Directors and executive officers.

Independent directors

John R. Baron, Director of the Company. Mr. Baron is Managing Partner of Crystal Ridge Partners, LP, a New Jersey based private equity firm. Prior to joining Crystal Ridge Partners, Mr. Baron was a Senior Partner of JP Morgan Partners, LP, a global private equity firm, and its predecessors. Prior to joining the private equity unit in 1995, Mr. Baron previously held senior management positions in banking and investment banking with JP Morgan and its predecessors. In addition to serving on the board of a number of not-for-profit organizations, Mr. Baron currently serves as a Director for Crystal Ridge Partners, Big Rock Sports, a leading distributor of hunting and fishing products and Bronco Manufacturing, a leading manufacturer of spare parts for oil and gas drilling rigs. Mr. Baron also serves on the compensation committee for Big Rock Sports. Mr. Baron received a BS from Lehigh University, an MBA from Fordham University and he completed the Management Corporate Finance program at Harvard University.

Brian D. Finn, Director of the Company. Mr. Finn has been retired since 2013. Mr. Finn was previously the Chief Executive Officer of Asset Management Finance LLC from 2009 to March 2013 and its Chairman from

2008 to March 2013. He has over 30 years of experience in the financial industry. During his career, Mr. Finn served in various senior manager and senior adviser positions in investment banking and private equity within the Credit Suisse Group from 2002 to March 2013 and from 1991 to 1997. From 1997 to 2002, Mr. Finn served as principal and partner of Clayton, Dubilier & Rice. In addition to serving on the board of a number of not-for-profit organizations, Mr. Finn serves as a director of Duff & Phelps Corporation, a valuation and investment banking firm. Mr. Finn received a BS in Economics from The Wharton School, University of Pennsylvania.

Jerrold B. Harris, Director of the Company. Mr. Harris has been retired since 1999. From 1990 to 1999, Mr. Harris was President and Chief Executive Officer of VWR Scientific Products Corporation (which was acquired by Merck KGaA in 1999). From 1996 to 2007, Mr. Harris was a director of the BlackRock Liquidity Funds. Mr. Harris is currently a director of the active exchange-listed funds comprising the BlackRock Closed-End Fund Complex and of Henry Troemner LLC. Mr. Harris was previously director of the Delta Waterfowl Foundation and is currently a director emeritus of Ursinus College. Mr. Harris earned a B.S. degree from the University of California at Berkeley in 1964.

William E. Mayer, Director of the Company. Since 1999, Mr. Mayer has been a partner at Park Avenue Equity Partners, L.P. (“Park Avenue”), which he co-founded. From 1996 until the formation of Park Avenue, Mr. Mayer was a founding Partner of Development Capital, which invested in private and public companies. From the fall of 1992 until December 1996, Mr. Mayer was a professor and Dean of the College of Business and Management at the University of Maryland. From 1991 to 1992, Mr. Mayer served as a professor and Dean of the Simon Graduate School of Business at the University of Rochester. Mr. Mayer worked for The First Boston Corporation (now Credit Suisse), a major investment bank, from 1967 to 1990. During his career at The First Boston Corporation, Mr. Mayer held numerous management positions including President and Chief Executive Officer. Mr. Mayer is currently a board member of Lee Enterprises (a newspaper company owning or having stakes in over 50 daily newspapers), DynaVox Inc. (a leading provider of speech generating devices and special education software for persons with speech, language and learning challenges) and WR Hambrecht & Co. (a financial services firm that uses technology and auction processes to access financial markets). Mr. Mayer is also the chairman of the board of PEOPLExpress™ Airlines (an airlines company). Mr. Mayer is also a director of Premier, Inc. (a healthcare performance improvement alliance for hospitals). Mr. Mayer is also a trustee of the Columbia Group of Mutual Funds. Mr. Mayer has been a director of numerous public, private and not-for-profit boards over the years. Mr. Mayer is a Trustee of the Aspen Institute and serves on its executive committee. Mr. Mayer is a former member of the Board of Trustees of The University of Maryland. Mr. Mayer holds a B.S. degree and an M.B.A. degree from the University of Maryland.

François de Saint Phalle, Director of the Company. Mr. de Saint Phalle has been a private equity investor, financial advisor and investment banker for more than thirty-five years. Mr. de Saint Phalle has been a private investor since 2000 and was a consultant for Evercore Partners, Inc. from 2000 to 2002. From 1989 to 2000 he was Chief Operating Officer and Vice Chairman of Dillon, Read & Co. Inc. before it was merged into UBS. In this capacity Mr. de Saint Phalle was responsible for the oversight of the firm’s capital commitments in debt and equity markets. Previously, Mr. de Saint Phalle worked for 21 years at Lehman Brothers. Mr. de Saint Phalle was named a general partner of the firm in 1976 and at various points he managed the Corporate Syndicate Department, the Equity Division and co-headed the Corporate Finance Department. From 1985 to 1989 Mr. de Saint Phalle served as Chairman of Lehman International, with a primary responsibility for developing a coordinated international finance strategy with American Express which had acquired Lehman in 1984. Mr. de Saint Phalle was named to Lehman’s Operating and Compensation Committees in 1980. Mr. de Saint Phalle is a Director of Evercore Partners, Inc. and Cornerstone Management Solutions, Inc. Mr. de Saint Phalle is a member Emeritus of the Board of Visitors of Columbia College. He received his B.A. from Columbia College.

Maureen K. Usifer, Director of the Company. Ms. Usifer has been Chief Financial Officer of Seventh Generation Inc., a distributor of its brand of household and personal care products, since April 2012. From April 2009 until April 2012, Ms. Usifer served as Vice President of Investor Relations with Church & Dwight Co., Inc. (“Church & Dwight”), a major producer of baking soda and consumer products. From May 2004 until

April 2009, she was a senior finance director with Church & Dwight. From October 2001 until May 2004, Ms. Usifer was the Chief Financial Officer for Armkel, LLC a joint venture with Church & Dwight and Kelso & Company, L.P. which encompassed over $400 million in personal care sales. Ms. Usifer was Division Controller of Church & Dwight’s Armus joint venture, which encompassed $500 million in laundry sales, from May 2000 through October 2001. From 1996 through 2000, Ms. Usifer was a Senior Finance Manager of Church & Dwight responsible for all of the Arm & Hammer’s personal care businesses. Ms. Usifer currently sits on the Board of Advisors for the University of Vermont’s Sustainable Entrepreneurship MBA program. Ms. Usifer received an undergraduate degree in business from St. Michael’s College and an M.B.A. in Finance from Clarkson University.

Interested director

James R. Maher, Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board and Chief Executive Officer of the Advisor. Mr. Maher is a co-founder of the Company and has served as its Chairman and Chief Executive Officer since its formation in 2004. Mr. Maher was, from 2001 until June 2004, a Partner at Park Avenue, a private equity fund specializing in middle-market management buyouts and growth capital investments. Prior to joining Park Avenue, Mr. Maher was President of MacAndrews & Forbes Holdings Inc., a diversified holding company with interests primarily in consumer products and financial services companies. Mr. Maher served as Chairman of Laboratory Corporation of America Holdings (“LabCorp”), after serving as President and Chief Executive Officer of National Health Laboratories, LabCorp’s predecessor, from 1992 to 1995. Prior to joining National Health Laboratories, Mr. Maher was Vice Chairman and a member of the Operating Committee of The First Boston Corporation, an international investment-banking firm. He served on the Group Executive Committee of CS First Boston, Inc., where he was responsible for the global oversight of merger and acquisition activities, as well as the investment committee. He was also Head of the Investment Banking Group for more than four years. Mr. Maher is a Trustee of Prep for Prep, an organization that assists intellectually gifted public school students from minority group backgrounds, and prepares them for placement in independent schools. Mr. Maher received a Master’s in Business Administration from Columbia University and an undergraduate degree from Boston College.

Executive officers

Michael B. Lazar, Chief Operating Officer of the Company and Chief Operating Officer of the Advisor. Mr. Lazar is a co-founder of the Company and has served as its Chief Operating Officer since its formation in 2004. Previously, Mr. Lazar was a Managing Director and Principal at Kelso & Company, L.P., one of the oldest and most established firms specializing in private equity investing. Having originally joined Kelso & Company, L.P. in 1993, Mr. Lazar was involved in Kelso & Company, L.P.’s private equity transactions since that time. Prior to joining Kelso & Company L.P., Mr. Lazar worked in the Acquisition Finance Group at Chemical Securities, Inc. (predecessor to J.P. Morgan Securities Inc.) where his responsibilities included working with financial sponsors on the analysis, evaluation and financing of leveraged buyouts. He began his career in the Corporate Finance and Structured Finance Groups at Chemical Bank, where he focused on financings for leveraged companies. Mr. Lazar received a B.A. degree, cum laude, from Dartmouth College. Mr. Lazar has served as a Director of Waste Services, Inc. Mr. Lazar is currently Co-Chair of the Leadership Council and a director of the Naomi Berrie Diabetes Center at Columbia University Medical Center and a director of the New York Division of the March of Dimes, a not-for-profit organization whose mission is to prevent birth-defects, premature birth and infant mortality. In addition, Mr. Lazar has served on the boards of certain Kelso portfolio companies.

Corinne Pankovcin, Chief Financial Officer and Treasurer of the Company, Chief Financial Officer of the Advisor and a Managing Director of Finance at BlackRock Investment Management LLC. Prior to joining the Company, Ms. Pankovcin was a senior member of Finance & Accounting of Alternative Investments and served as Chief Financial Officer for the Emerging Markets products group at PineBridge Investments (formerly AIG Investments). From 2005 to 2011, Ms. Pankovcin was primarily responsible for the administration of the alternative asset products, including financial reporting. She managed the finance operations for the various product teams and coordinated investment valuations and investor reporting. From 2002 to 2005 Ms. Pankovcin was with Geller & Company, where she served as Director of Business Development and Process

Implementations. Prior to joining Geller & Company, she served as Vice President of Finance and Accounting for Bessemer Venture Partners. Ms. Pankovcin began her career with PricewaterhouseCoopers LLP, where she ultimately held the role of Senior Manager of Business Assurance for Consumer Products, Manufacturing, and Middle Market industries from 1991 to 2001. Ms. Pankovcin earned her B.S. in Business Administration, with honors, from Dowling College and her M.B.A from Hofstra University. She is a Certified Public Accountant.

Matthew J. Fitzgerald, Chief Compliance Officer of the Company, Chief Compliance Officer of the Advisor and a Managing Director in the Legal and Compliance Department of BlackRock Financial Management, Inc. Mr. Fitzgerald has served as the Company’s Chief Compliance Officer since November 2010 and has been with BlackRock (via Barclays Global Investors) since 2004. Prior to joining BlackRock, Mr. Fitzgerald was the General Counsel and a Managing Director of a Hong Kong SFC registered dealer and financial/investment advisory firm. From 1991 to 2000, he practiced law with Brown and Wood LLP and Kirkpatrick and Lockhart in Washington, D.C. Mr. Fitzgerald has a B.A. from Yale University and a J.D. from The Emory University School of Law.

Committees of the Board of Directors

The Board of Directors currently has two committees: an audit committee and a governance committee.

Audit Committee. The audit committee operates pursuant to a charter approved by our Board of Directors. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board of Directors in fulfilling its responsibilities for overseeing all material aspects of our accounting and financial reporting processes, internal control and audit functions, monitoring the independence and performance of our independent registered public accounting firm, providing a means for open communication among our independent registered public accounting firm, financial and senior management and the Board, reviewing and commenting on preliminary valuation conclusions by independent valuation firms and overseeing our compliance with legal and regulatory requirements. The audit committee is presently composed of six persons, including Ms. Usifer (Chairperson) and Messrs. Baron, Finn, Harris, de Saint Phalle and Mayer, each of whom is independent for purposes of the 1940 Act and The NASDAQ Global Select Market corporate governance regulations. Our Board of Directors has determined that Ms. Usifer is an “audit committee financial expert” as defined under Item 407 of Regulation S-K of the Securities Exchange Act of 1934. Ms. Usifer meets the current independence and experience requirements of Rule 10A-3 of the Securities Exchange Act of 1934 and, in addition, is not an “interested person” of the Company or of the Advisor as defined in Section 2(a)(19) of the 1940 Act.

Governance and Compensation Committee. The governance and compensation committee consists of Ms. Usifer and Messrs. Baron, Finn, de Saint Phalle, Harris and Mayer (Chair), each of whom is independent for purposes of the 1940 Act and the NASDAQ corporate governance regulations. The governance and compensation committee operates pursuant to a charter approved by the Board of Directors. The governance and compensation committee performs those functions enumerated in the governance and compensation committee charter including, but not limited to, making nominations for the appointment or election of independent directors, reviewing independent director compensation, retirement policies and personnel training policies and administering the provisions of the code of ethics applicable to the independent directors and determining or recommending to the Board for determination, the compensation of any executive officers of the Company. Currently, the Company’s executive officers do not receive any direct compensation from the Company.

With respect to nominations to the Board of Directors, the governance and compensation committee may consider nominations for the office of director made by Company stockholders as it deems appropriate. Stockholders who wish to recommend a nominee should send a recommendation to the Company’s Secretary that includes all information relating to such person that is required to be disclosed in solicitations of proxies for the election of members to the Board of Directors or is required by the advance notice provision of the Company’s bylaws. For a candidate to be considered by the governance and compensation committee, a stockholder must submit the recommendation in writing and must include:

•	the name and record address of the stockholder, the class or series and number of shares of the Company which are owned beneficially or of record by the stockholder, a description of all arrangements or understandings between the stockholder and each proposed candidate and any other person or persons (including their names) in connection with which the nomination(s) made by the stockholder, a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its recommendation and any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors/trustees pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder; and

•

the name, age, business address and residential address of the candidate(s), the principal occupation or employment of the candidate(s), the class or series and number of shares of the Company which are owned beneficially or of record by the candidate(s), if any, and any other information relating to the candidate(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors/trustees pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Such recommendation must be accompanied by a written consent of each proposed candidate to being named as a nominee and to serve as a director if elected. The governance and compensation committee may take into consideration the number of shares of the Company’s common stock held by the recommending stockholder and the length of time that such shares have been held. The governance and compensation committee seeks to identify individuals to serve on the Board who have a diverse range of viewpoints, qualifications, experiences, backgrounds and skill sets so that the Board will be better suited to fulfill its responsibility of overseeing the Company’s activities. In so doing, the governance and compensation committee reviews the size of the Board and the knowledge, experience, skills, expertise and diversity of the Directors in light of the issues facing the Company in determining whether one or more new directors should be added to the Board. The governance and compensation committee believes that the Directors as a group possess the array of skills, experiences and backgrounds necessary to guide the Company. The Director biographies included herein highlight the diversity and breadth of skills, qualifications and expertise that the Directors bring to the Company.

In 2013, the Board of Directors met five times, the audit committee met four times and the governance and compensation committee met twice. Each director attended at least 75% of the aggregate of (i) all regular meetings of the Board of Directors and (ii) all meetings of all committees of the Board of the Company on which the director served.

The Board of Directors’ role with respect to the Company is oversight. As is the case with most Business Development Companies and investment companies, the Company’s investment adviser has responsibility for the day-to-day management of the Company, which includes responsibility for risk management. Examples of prominent risks include investment risk, regulatory and compliance risks, operational risks, accounting risks, valuation risks, service provider risks and legal risks. As part of its oversight role, the Board of Directors, acting at its scheduled meetings, or the Chairman, acting between Board of Directors meetings, interacts with and receives reports from senior personnel of service providers, including the Advisor’s portfolio management personnel. The Board of Directors receives periodic presentations and reports from senior personnel of the Advisor regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment areas such as accounting, administration, anti-money laundering, business continuity, personal trading, valuation, and investment research. The Board of Directors also receives reports from counsel to the Company and the Board of Directors’ own independent legal counsel regarding regulatory compliance and governance matters. The Board of Directors’ audit committee receives periodic communications from the Company’s independent public accounting firm. The Board of Directors interacts with and receives reports from the Company’s Chief Compliance Officer in connection with each scheduled meeting and, at least on an annual basis, the Company’s independent directors meet separately from the Advisor and the Company’s management, with the Company’s Chief Compliance Officer and independent legal counsel on regulatory compliance matters. The Board of Directors’ oversight role does not make the Board of Directors a guarantor of the Company’s investments or activities. While there are a number of risk management functions performed by the Advisor and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to the Company.

Compensation of Directors and Officers

The following table shows information regarding the compensation received by the independent directors and executive officers for the fiscal year ended December 31, 2013. No compensation is paid to directors who are “interested persons.”

Name and Principal Position with the Company	Fees Earned From or Paid in Cash by the Company	Pension or Retirement Benefits Accrued As Part of the Company’s Expenses(1)	All Other Compensation	Total Compensation From the Company Received by Directors
Independent Directors
John R. Baron(2), Director	$58,750	None	None	$58,750
Brian D. Finn(2), Director	58,750	None	None	58,750
Jerrold B. Harris, Director	116,750	None	None	116,750
William E. Mayer, Director	119,250	None	None	119,250
François de Saint Phalle, Director	116,750	None	None	116,750
Maureen K. Usifer, Director	124,250	None	None	124,250

Interested Director
James R. Maher(3), Chairman of the Board and Chief Executive Officer	None	None	None	None

Officers
Michael B. Lazar(3)(4), Chief Operating Officer	None	None	None	None
Corinne Pankovcin(5), Chief Financial Officer and Treasurer	None	None	None	None
Matthew J. Fitzgerald(6), Chief Compliance Officer	None	None	None	None

(1)	We do not have a pension or retirement plan or deferred compensation plan, and directors do not receive any pension or retirement benefits.
(2)	Messrs. Baron and Finn were appointed as Directors of the Company on June 17, 2013.
(3)	Messrs. Maher and Lazar are employees of, and compensated by, the Advisor.
(4)	Mr. Lazar was nominated for election as a Director of the Company on March 5, 2014.
(5)	Ms. Pankovcin is currently an employee of, and compensated by, BlackRock Investment Management, LLC.
(6)	Mr. Fitzgerald is currently an employee of, and compensated by, BlackRock Financial Management, Inc.

As compensation for serving on our Board, each Independent Director received an annual fee of $100,000 in 2013. Additionally, each Independent Director receives meeting attendance fees of $2,500 ($1,250 for telephonic attendance) per board meeting and $1,000 ($500 for telephonic attendance) per committee meeting attended plus reimbursement of reasonable out-of-pocket expenses incurred in connection with such attendance. In addition, the chairperson of the audit committee receives an annual fee of $7,500 and the chairperson of any other committee receives an annual fee of $2,500 for their additional services in these capacities. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, at April 29, 2014, information with respect to the ownership of our common stock by each beneficial owner who owned more than 5% of our outstanding shares of common stock, each director, our chief executive officer, each of our other executive officers and our directors and executive officers as a group. Percentage of common stock is based on 74,657,940 shares of common stock outstanding at April 29, 2014. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power.

Name and address	Type of ownership	Shares owned	Percentage of common stock currently outstanding
BlackRock, Inc.(1)	Beneficial	4,808,207	6.44%
40 East 52nd Street New York, NY 10022

James R. Maher(2)(3)(4)	Record and Beneficial	627,556	*	%
John R. Baron	None	0	*	%
Brian D. Finn	Record and Beneficial	30,000	*	%
Jerrold B. Harris	Beneficial	129,213	*	%
William E. Mayer(5)	Beneficial	0	*	%
François de Saint Phalle	Record	408,041	*	%
Maureen K. Usifer	Record	17,321	*	%
Michael B. Lazar(3)(4)(6)	Record and Beneficial	400,198	*	%
Corinne Pankovcin	None	None	*	%
Matthew J. Fitzgerald	None	None	*	%
All officers and directors as a group (10 persons)(7)	Record and Beneficial	1,516,058	2.03%

*	Represents less than 1%.
(1)	The information regarding BlackRock, Inc. is based on information included in Schedule 13G/A filed with the SEC on January 28, 2014 on behalf of BlackRock, Inc.
(2)	Excludes shares owned by the individual’s adult children and shares owned by a family trust, as to each of which the individual disclaims beneficial ownership. Includes 101,433 shares owned by the Advisor, an entity for which the individual serves as a managing member, as to which the individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein; the inclusion of such shares herein shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 of the Exchange Act or otherwise.
(3)	Includes unvested shares of restricted common stock that the individual has the right to vote.
(4)	Includes shares held in brokerage accounts that may be used as security on a margin basis.
(5)	Excludes shares owned by a family trust, as to which the individual disclaims beneficial ownership.
(6)	Includes shares owned by an individual retirement account as to which the individual is the beneficiary and excludes shares owned by a family trust. The individual disclaims beneficial ownership of the shares owned by the trust. Includes 101,433 shares owned by the Advisor, an entity for which the individual serves as a managing member, as to which the individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein; the inclusion of such shares herein shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 of the Exchange Act or otherwise.
(7)	The address for all our officers and directors is c/o BlackRock Kelso Capital Corporation, 40 East 52nd Street, New York, NY 10022. The 101,433 shares owned by the Advisor, an entity for which Messrs. Maher and Lazar serve as managing members, are counted once in the total shares owned by all officers and directors as a group.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors at April 29, 2014. We are not part of a “family of investment companies” as that term is defined in the 1940 Act.

Name of Director	Dollar Range of Equity Securities in the Company(1)(2)
Independent Directors:
John R. Baron	None
Brian D. Finn	Over $100,000
Jerrold B. Harris	Over $100,000
William E. Mayer	None
François de Saint Phalle	Over $100,000
Maureen K. Usifer	Over $100,000
Interested Director and Executive Officer:
James R. Maher	Over $100,000

(1)	Dollar ranges are as follows: None; $1-$10,000; $10,001-$50,000; $50,001-$100,000; or over $100,000.
(2)	The dollar range of equity securities beneficially owned is based on the closing price of $9.02 per share of our common stock on April 29, 2014 on The NASDAQ Global Select Market.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Our investment activities are managed by the Advisor. The Advisor is led by James R. Maher, Chairman and Chief Executive Officer of the Company and the Advisor, and Michael B. Lazar, Chief Operating Officer of the Company and the Advisor. They are supported by the Advisor’s team of employees, including 14 dedicated investment professionals, who have extensive experience in commercial lending, investment banking, accounting, corporate law and private equity investing. Our Advisor is responsible for identifying prospective customers, conducting research on prospective investments, identifying and underwriting credit risk, and monitoring our investments and portfolio companies on an ongoing basis.

We have entered into a license agreement with BlackRock and the Advisor pursuant to which BlackRock has agreed to grant to the Advisor, and the Advisor has agreed to grant to us, a non-exclusive, royalty-free license to use the name “BlackRock.” In addition, we have entered into a license agreement with Mr. Lazar and the Advisor pursuant to which Mr. Lazar has agreed to grant to the Advisor, and the Advisor has agreed to grant to us, a non-exclusive, royalty-free license to use the name “Kelso.” Mr. Lazar obtained this limited right to license the name “Kelso” under an agreement with Kelso.

The Advisor is organized as a Delaware limited liability company. The Advisor is registered as an investment advisor with the SEC under the Investment Advisers Act of 1940. James R. Maher and Michael B. Lazar, the managing members of the Advisor, are control persons of the Advisor. For purposes of this paragraph, the term “control” has the meaning given to it in the 1940 Act.

The Company has entered into an investment management agreement with the Advisor, under which the Advisor, subject to the overall supervision of the Company’s Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, the Company. For providing these services, the Company has agreed to pay the Advisor a management fee based on the Company’s total assets and an incentive fee based on our investment performance, plus reimbursement of certain expenses incurred by the Advisor. Our senior management, our Chairman of the Board and certain members of the Advisor’s investment committee have ownership and financial interests in the Advisor and indirectly benefit from any increase in the Company’s total assets. In addition, our executive officers and directors and the employees of the Advisor and members of its investment committee serve or may serve as investment advisers, officers, directors or principals of entities or investment funds that operate in the same or a related line of business as we do and/or investment funds managed by our affiliates. We note that any affiliated investment vehicle currently formed or formed in the future and managed by the Advisor or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, the Advisor and/or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisors affiliated with the Advisor. However, the Advisor and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures. In any such case, if the Advisor forms other affiliates in the future, we may co-invest on a concurrent basis with such other affiliates, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. In certain circumstances, negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so.

The Company has entered into an administration agreement with BlackRock Financial Management, Inc. (the “Administrator”), a wholly-owned subsidiary of BlackRock, under which the Administrator provides us with the office facilities and administrative services necessary to conduct our day-to-day operations.

In 2007, our Board authorized the purchase by the Advisor from time to time in the open market of an indeterminate number of shares of our common stock, in the Advisor’s discretion, subject to compliance with our and the Advisor’s applicable policies and requirements of law. There were no such purchases during the year ended December 31, 2013.

The principal executive office of each of the Company and the Advisor are located at 40 East 52nd Street, New York, New York 10022. The principal executive office of the Administrator is located at 55 East 52nd Street, New York, New York 10055.

See Note 3 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding these relationships and transactions.

At December 31, 2013, the Advisor owned and had the right to vote 45,992 shares of our common stock. On such date, under compensation arrangements for its officers and employees, the Advisor owned of record but did not have the right to vote an additional 124,632 of our common stock. At December 31, 2013, BlackRock, reported that it beneficially owned 4,808,207 shares of our common stock, representing approximately 6.59% of the total shares outstanding. An entity affiliated with BlackRock has ownership and financial interests in the Advisor.

From time to time, we may invest in transactions in which our Directors and officers or the officers and employees of the Advisor have a pecuniary interest. With respect to any such investment, we intend to comply with the relevant provisions of the 1940 Act to the extent they apply to us as a business development company, any other applicable laws and our written policies and procedures concerning affiliated transactions. Depending on the extent of the individual’s pecuniary interest, the Advisor will disclose the interest to its investment committee, our senior management and our Board and may, among other actions, seek the Board’s approval to enter into the transaction and require the individual to recuse himself or herself from the deliberations and voting of our Board, the Advisor and its investment committee with respect to the transaction.

Mr. Maher, our Chief Executive Officer and Chairman of our Board, is a former partner, and Mr. Mayer, one of our Directors, is currently a partner, of Park Avenue, a private equity fund manager specializing in middle-market management buyouts and growth capital investments. In addition, an employee of the Advisor is a former employee of Park Avenue. Mr. Maher and the employee have economic interests in Park Avenue. Messrs. Maher and Mayer own limited partner interests in the fund managed by Park Avenue. As of December 31, 2013, we held an indirect interest of less than 5% of the voting securities of DynaVox Systems LLC and DynaVox Systems Holdings, LLC (DynaVox Systems LLC and DynaVox System Holdings LLC are collectively referred to as “DynaVox”). DynaVox is a portfolio company of Park Avenue’s fund.

Mr. Maher also owns a limited partnership interest in a private equity fund managed by Vestar Capital Partners (“Vestar”), a private equity management firm specializing in management buyouts and growth capital investments. DynaVox is also a portfolio company of a Vestar private equity fund. In 2013, we invested an additional $60,000,000 in a new second lien term loan, and an additional $10,000,000 in a new first lien term loan, of MediMedia USA, Inc., which is also a portfolio company of a Vestar private equity fund. Each of the transactions by which we consummated these investments was approved by the Advisor, and its investment committee as applicable, after consideration of the significant relevant factors and disclosed to our Board.

THE ADVISOR

Our investment activities are managed by the Advisor. The Advisor is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. The Advisor is led by James R. Maher, Chairman and Chief Executive Officer of the Company and the Advisor, and Michael B. Lazar, Chief Operating Officer of the Company and the Advisor. They are supported by the Advisor’s team of employees, including 16 investment professionals who have extensive experience in commercial lending, investment banking, accounting, corporate law and private equity investing. Additionally, the Advisor has an investment committee that includes Messrs. Maher and Lazar. Senior management as well as other key personnel of the Advisor who have critical industry experience and relationships that we rely on to implement our business plan. The investment committee is comprised of Messrs. Maher and Lazar, and certain employees of BlackRock and certain principals of Kelso. Neither BlackRock nor Kelso advise us. Additionally, Kelso does not participate in the activities of the Advisor. Since the commencement of our operations, our Advisor, including our senior management, has evaluated more than 2,800 investment opportunities and completed 152 investments, aggregating over $3.2 billion in capital provided to middle-market companies through December 31, 2013.

James R. Maher and Michael B. Lazar, the managing members of the Advisor, are control persons of the Advisor.

Portfolio managers

Messrs. Maher and Lazar are the persons primarily responsible for the day-to-day management of our portfolio. Both Mr. Maher and Mr. Lazar have been employed by the Advisor since its formation in 2004. Biographical information with respect to Messrs. Maher and Lazar is set forth under “Management of the Company—Biographical information.”

At December 31, 2013, each of Mr. Maher and Mr. Lazar was a full time employee of the Advisor. Each has ownership and financial interests in the Advisor. Neither Mr. Maher nor Mr. Lazar receives any direct compensation from us. See “Certain Relationships and Transactions” for a description of certain relationships and transactions between us and Mr. Maher and Mr. Lazar.

The following table sets forth the dollar range of our common stock beneficially owned by each of the portfolio managers as of December 31, 2013.

Portfolio Manager	Aggregate Dollar Range of Common Stock Owned by Portfolio Manager(1)(2)
James R. Maher	Over $ 1,000,000
Michael B. Lazar	Over $ 1,000,000

(1)	Dollar ranges are as follows: None; $1-$10,000; $10,001-$50,000; $50,001-$100,000; $100,001-$500,000; $500,001-$1,000,000; or over $1,000,000.
(2)	The dollar range of equity securities beneficially owned is based on the closing price of $9.02 per share of our common stock on April 29, 2014 on The NASDAQ Global Select Market.

Such persons may not necessarily continue to hold such positions or be involved in the performance by the Advisor of its obligations to us during the entire term of the investment management agreement referred to below.

The investment committee’s role is limited to providing oversight and guidance to compliment and supervise the Advisor’s management of our investment portfolio.

Investment management agreement

We have entered into an investment management agreement, which we refer to as the management agreement, with the Advisor, under which the Advisor, subject to the overall supervision of our Board of Directors, manages our day-to-day operations and provides us with investment advisory services. For providing these services, the Advisor receives a base management fee from us at an annual rate of 2.0% of our total assets, including any assets acquired with the proceeds of leverage, payable quarterly in arrears.

The investment management agreement became effective on June 22, 2008 and its initial term expired on June 22, 2010. Since then, our Board of Directors has approved the agreement for successive one year terms with the most recently approved term scheduled to expire on June 22, 2014, unless an additional one year term is approved by the Board.

For the years ended December 31, 2013, 2012 and 2011, the Advisor earned $21,629,665, $22,504,433 and $19,841,258, respectively, in base management fees under the management agreement.

Incentive Management Fee

The Management Agreement provides that the Advisor or its affiliates may be entitled to an incentive management fee (the “Incentive Fee”) under certain circumstances. The determination of the Incentive Fee, as described in more detail below, will result in the Advisor or its affiliates receiving no Incentive Fee payments if returns to stockholders do not meet an 8.0% annualized rate of return during the applicable fee measurement period, and will result in the Advisor or its affiliates receiving less than the full amount of the Incentive Fee percentage until returns to stockholders exceed an approximate 13.3% annualized rate of return during such period. Annualized rate of return in this context is computed by reference to net asset value and does not take into account changes in the market price of the common stock.

The Advisor will be entitled to receive the Incentive Fee if our performance exceeds a “hurdle rate” during different measurement periods: trailing four quarters’ periods (which apply only to the portion of the Incentive Fee based on income) and annual periods (which apply only to the portion of the Incentive Fee based on capital gains). The “trailing four quarters’ periods” for purposes of determining the income portion of the Incentive Fee payable for the three months ended December 31, 2013 and 2012 was determined by reference to the four quarter periods ended on December 31, 2013 and 2012, respectively. The term “annual period” means the period beginning on July 1 of each calendar year and ending on June 30 of the next calendar year.

The hurdle rate for each measurement period is 2.0% multiplied by net asset values at the beginning of each calendar quarter during the measurement period, calculated after giving effect to any distributions that occurred during the measurement period. A portion of the Incentive Fee is based on our income and a portion is based on capital gains. Each portion of the Incentive Fee is described below.

Quarterly Incentive Fee Based on Income. For each trailing four quarters’ period, we pay the Advisor an Incentive Fee based on the amount by which (A) aggregate distributions and amounts distributable out of taxable net income (excluding any capital gain and loss) during the period less the amount, if any, by which net unrealized capital depreciation exceeds net realized capital gains during the period, in excess of (B) the hurdle rate for the period. The amount of the excess of (A) over (B) described in this paragraph for each period is referred to as the excess income amount.

It should be noted that net realized capital gains during the period are calculated as the proceeds received upon disposition less the fair market value as of the beginning of the measurement period. Since this calculation is not cumulative, but rather performed on a trailing four quarters period, fluctuations in fair market values are captured in net unrealized appreciation and depreciation of prior measurement periods.

The portion of the Incentive Fee based on income for each period will equal 50% of the period’s excess income amount, until the cumulative Incentive Fee payments for the period equal 20% of the period’s income amount distributed or distributable to stockholders as described in clause (A) of the preceding paragraph. Thereafter, the portion of the Incentive Fee based on income for the period will equal 20% of the period’s remaining excess income amount.

For the years ended December 31, 2013, 2012 and 2011, the Advisor earned $10,889,088, $16,997,054 and $11,878,159 in Incentive Fees based on income, respectively.

Annual Incentive Fee Based on Capital Gains. The portion of the Incentive Fee based on capital gains is calculated and paid on an annual basis beginning on July 1, 2007, the first day of the calendar quarter in which the Public Market Event occurred and each annual period thereafter, ending on June 30 of the next calendar year. For each annual period, we pay the Advisor an Incentive Fee based on the amount by which (A) net realized capital gains, if any, to the extent they exceed gross unrealized capital depreciation, if any, occurring during the period exceeds (B) the amount, if any, by which the period’s hurdle rate exceeds the amount of income used in the determination of the Incentive Fee based on income for the period. The amount of the excess of (A) over (B) described in this paragraph is referred to as the excess gain amount.

It should be noted that net realized capital gains during the period are calculated as the proceeds received upon disposition in excess of the lower of each securities amortized cost or fair market value as of the beginning of the measurement period. Since this calculation is not cumulative, but rather performed on an annual period commencing each July 1, any unrealized depreciation on a security, if any, will be captured in the gross unrealized depreciation of a prior period.

The portion of the Incentive Fee based on capital gains for each period will equal 50% of the period’s excess gain amount, until such payments equal 20% of the period’s capital gain amount distributed or distributable to stockholders. Thereafter, the portion of the Incentive Fee based on capital gains for the period equals an amount such that the portion of the Incentive Fee payments to the Advisor based on capital gains for the period equals 20% of the period’s remaining excess gain amount. The result of this formula is that, if the portion of the Incentive Fee based on income for the period exceeds the period’s hurdle, then the portion of the Incentive Fee based on capital gains will be capped at 20% of the capital gain amount.

In calculating whether the portion of the Incentive Fee based on capital gains is payable with respect to any period, we account for our assets on a security-by-security basis. In addition we use the “period-to-period” method pursuant to which the portion of the Incentive Fee based on capital gains for any period is based on realized capital gains for the period reduced by realized capital losses and gross unrealized capital depreciation for the period. Based on current interpretations of Section 205(b)(3) of the Investment Advisers Act of 1940 by the SEC and its staff, the calculation of unrealized depreciation for each portfolio security over a period is based on the fair value of the security at the end of the period compared to the fair value at the beginning of the period. Incentive Fees earned in any of the periods described above are not subject to modification or repayment based upon performance in a subsequent period.

We are required under accounting principles generally accepted in the United States of America (“GAAP”) to accrue a hypothetical capital gains Incentive Fee based upon net realized capital gains and unrealized capital appreciation and depreciation on investments held at the end of each period. The accrual of this hypothetical capital gains incentive fee assumes all unrealized capital appreciation and depreciation is realized in order to reflect a hypothetical capital gains incentive fee that would be payable at each measurement date. If such amount is positive at the end of the period, then we record a capital gains incentive fee equal to 20% of such amount, less the amount of capital gains related incentive fees already accrued in prior periods. If the resulting amount is negative, the accrual for GAAP in a given period may result in an additional expense. There can be no assurance that such unrealized capital appreciation will be realized in the future. However, it should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 or the Management

Agreement. Amounts actually paid will be consistent with the Advisers Act which specifically excludes consideration of unrealized capital appreciation.

The capital gains fee due to the Advisor as calculated under the Management Agreement as described above, for the years ended December 31, 2013, 2012 and 2011 was zero. In accordance with GAAP, the hypothetical incentive fee for the year ended December 31, 2013, 2012 and 2011 resulted in a capital gains incentive fee of $20,259,349, $5,494,735 and zero, respectively.

The following is a graphical representation of the calculation of the portion of the Incentive Fee based on income.

Annual Incentive Fee

Net income

(expressed as a percentage of the value of net assets)

Percentage of net income comprising Incentive Fee

Example of Calculation of Net Income Portion of Incentive Fee

For each trailing four quarters’ period, beginning with the four quarter period ending September 30, 2008

Formula

The formula for the net income portion of the Incentive Fee for any trailing four quarters’ post-offering period can be expressed as follows:

Incentive Fee with respect to net income—

•

When the annualized rate of return to stockholders exceeds the hurdle but does not exceed 13.33% = 50% x (trailing four quarters’ post-offering period net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains – hurdle amount) – incentive fees with respect to net income paid in the prior three quarters

•

When the annualized rate of return to stockholders exceeds 13.33% = 50% x (13.33% x net asset value – hurdle amount) + 20% x (the excess (if any) of trailing four quarters’ net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains – 13.33% x net asset value) – incentive fees with respect to net income paid in the prior three quarters

Annualized rate of return in this context is computed by reference to our net asset value and does not take into account changes in the market price of our common stock.

Assumptions

•	Number of full calendar quarters in period = 4

•	Net Asset Value = $500.0 million

•	Total Assets = $500.0 million

•	Quarter 1 net income(1) = $15.0 million

•	Quarter 1 incentive fee paid = $0.0 million

•	Quarter 2 net income = $10.0 million

•	Quarter 2 incentive fee paid = $0.0 million

•	Quarter 3 net income = $37.5 million

•	Quarter 3 incentive fee paid with respect to net income = $13.5 million

•	Quarter 3 incentive fee paid with respect to net realized capital gains = $0.15 million

•	Net realized capital gains, Quarters 1 through 3 = $1.5 million

•	Net unrealized capital appreciation, Quarters 1 through 3 = $0.5 million

•	Hurdle(2) = 8.00%

•	Base management fee(3) = 0.50%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%

Additional Assumptions

•	Quarter 4 net income = Quarter 4 income – base management fee – other expenses = $20.75 million – 0.50% x $500.0 million – 0.25% x $500.0 million = $20.75 million – $3.75 million = $17.0 million

•	Quarter 4 net realized capital gain = $0.5 million

•	Quarter 4 net unrealized capital appreciation = $1.0 million

•

Trailing four quarters’ post-offering net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains = Quarter 1 + Quarter 2 + Quarter 3 + Quarter 4 quarterly net income – (excess, if any, of trailing four quarters’ post-offering period net unrealized capital depreciation from beginning of Quarter 1 to end of Quarter 4 over trailing four quarters’ post-offering period net realized capital gains from beginning of Quarter 1 to end of Quarter 4) = $15.0 million + $10.0 million + $37.5 million + $17.0 million – $0.0 million (as there was no trailing four quarters’ post-offering period net unrealized capital depreciation from beginning of Quarter 1 to end of Quarter 4) = $79.5 million

•	Hurdle amount = 8.00% x $500.0 million = $40.0 million

Determination of Incentive Fee

Trailing four quarters’ post-offering period net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains equals $79.5 million, which exceeds the Hurdle amount. Therefore there is an Incentive Fee payable with respect to net income in Quarter 4. The net income portion of the Incentive Fee for this quarter equals 50% of the amount by which the trailing four quarters’ post-offering net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains exceeds the Hurdle amount, until the cumulative Incentive Fee payments with respect to net income equal 20% of the trailing four quarters’ net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains (would occur if such amount for the trailing four quarters’ represented an annualized return on net assets of 13.33% or higher, which is the case in this example), less any incentive fees paid with respect to net income in the prior three quarters.

Incentive Fee with respect to net income = 50% x (13.33% /4 x $500.0 million – Hurdle amount) + 20% x (trailing four quarters’ post-offering period net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains – 13.33% /4 x $500.0 million) – incentive fees with respect to net income paid in the prior three quarters

= 50% x ($66.66 million – $40.0 million) + 20% x ($79.5 million – $66.66 million) – $13.5 million

= 50% x $26.66 million + 20% x $12.84 million – $13.5 million

= $2.4 million

Conclusion

The Incentive Fee payable at the end of Quarter 4 with respect to net income for the trailing four quarters’ period equals $2.4 million.

(1)	Net income refers to net income, excluding any realized capital gain and loss and unrealized capital appreciation and depreciation.
(2)	Represents an annual hurdle of 8.00% of the value of net assets.
(3)	Represents quarterly portion of an annual base management fee of 2.00% of the value of total assets.
(4)	Excludes offering expenses and is expressed as a percentage of the value of net assets.

Examples of Calculation of Capital Gains Portion of Incentive Fee

For each annual period beginning on July 1, commencing July 1, 2007, and ending on the day prior to the first anniversary of such date

Formula

The formula for the capital gains portion of the Incentive Fee for each annual period can be expressed as follows:

Incentive Fee with respect to capital gains = 50% x (net realized capital gains to the extent in excess of gross unrealized capital depreciation, but only to the extent that such net realized capital gains, when added to net income, exceed the Hurdle amount), up to a limit of 20% x net realized capital gains to the extent in excess of gross unrealized capital depreciation.

The following Alternative 1 and Alternative 2 assume that with respect to each year, the trailing four quarters’ post-offering period net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains exceeds the hurdle amount.

Alternative 1

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•	Year 2: Investment A is sold for $50 million and fair value of Investment B determined to be $32 million

•	Year 3: fair value of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the Incentive Fee, if any, would be:

•	Year 1: None

•	Year 2: $6 million (20% multiplied by $30 million realized capital gains on sale of Investment A)

•	Year 3: None

•	Year 4: $1,200,000 (20% multiplied by $6 million realized capital gains on sale of Investment B)

Alternative 2

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50 million, fair value of Investment B determined to be $25 million and fair value of Investment C determined to be $25 million

•	Year 3: fair value of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: fair value of Investment B determined to be $35 million

The capital gains portion of the Incentive Fee, if any, would be:

•	Year 1: None

•	Year 2: $5 million (20% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B))

•	Year 3: $1 million (20% multiplied by $5 million realized capital gains on Investment C)

•	Year 4: None

With respect to each year, if the trailing four quarters’ post-offering period net income less the excess (if any) of trailing four quarters’ post-offering period net unrealized capital depreciation over trailing four quarters’ post-offering period net realized capital gains did not exceed the hurdle amount, the capital gains portion of the Incentive Fee could be reduced because no Incentive Fee is payable unless the sum of (1) the amount of net income used in the determination of the Incentive Fee, if any, based on income and (2) the amount of net realized capital gains in excess of unrealized capital depreciation used in the determination of the Incentive Fee, if any, based on capital gains exceeds the hurdle amount. The following Alternative 3 and Alternative 4 illustrate the calculation of the capital gains portion of the Incentive Fee when the hurdle amount is exceeded only after capital gains are taken into account.

Alternative 3

Assumptions

•	Year 1: Net income less the excess (if any) of trailing four quarters’ net unrealized capital depreciation over trailing four quarters’ net realized capital gains = $38.0 million

•	Year 1: Net realized capital gains to the extent in excess of gross unrealized capital depreciation = $8.0 million

Determination of Incentive Fee

Net income less the excess (if any) of trailing four quarters’ net unrealized capital depreciation over trailing four quarters’ net realized capital gains equals $38.0 million, which does not exceed the Hurdle amount.

Therefore there is no Incentive Fee payable with respect to net income. However, Year 1 net realized capital gains to the extent in excess of gross unrealized capital depreciation of $8.0 million, when added to net income of $38.0 million, results in a total of $46.0 million, which exceeds the Hurdle amount. Therefore there is an Incentive Fee payable with respect to capital gains in Year 1.

Incentive Fee with respect to capital gains = 50% x (net realized capital gains to the extent in excess of gross unrealized capital depreciation, but only to the extent that such net realized capital gains, when added to net income, exceed the Hurdle amount), up to a limit of 20% x net realized capital gains to the extent in excess of gross unrealized capital depreciation

= 50% x ($46.0 million – $40.0 million), up to a limit of 20% x $8.0 million

= 50% x $6.0 million, up to a limit of $1.6 million

= $1.6 million

Conclusion

The Incentive Fee payable with respect to capital gains for Year 1 equals $1.6 million.

Alternative 4

Assumptions

•	Year 1: Net income less the excess (if any) of trailing four quarters’ net unrealized capital depreciation over trailing four quarters’ net realized capital gains = $38.0 million

•	Year 1: Net realized capital gains to the extent in excess of gross unrealized capital depreciation = $3.0 million

Determination of Incentive Fee

Net income less the excess (if any) of trailing four quarters’ net unrealized capital depreciation over trailing four quarters’ net realized capital gains equals $38.0 million, which does not exceed the Hurdle amount. Therefore there is no Incentive Fee payable with respect to net income. However, Year 1 net realized capital gains to the extent in excess of gross unrealized capital depreciation of $3.0 million, when added to net income of $38.0 million, results in a total of $41.0 million, which exceeds the Hurdle amount. Therefore there is an Incentive Fee payable with respect to capital gains in Year 1.

Incentive Fee with respect to capital gains = 50% x (net realized capital gains to the extent in excess of gross unrealized capital depreciation, but only to the extent that such net realized capital gains, when added to net income, exceed the Hurdle amount), up to a limit of 20% x net realized capital gains to the extent in excess of gross unrealized capital depreciation

= 50% x ($41.0 million – $40.0 million), up to a limit of 20% x $3.0 million

= 50% x $1.0 million, up to a limit of $0.6 million

= $0.5 million

Conclusion

The Incentive Fee payable with respect to capital gains for Year 1 equals $0.5 million.

Payment of our expenses

All investment professionals and staff of the Advisor, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Advisor. We will bear all other costs and expenses of our operations and transactions, including those relating to:

•	our organization;

•	calculating our net asset value (including the cost and expenses of any independent valuation firms);

•	expenses incurred by the Advisor payable to third parties in monitoring our investments and performing due diligence on prospective portfolio companies;

•	interest payable on debt, if any, incurred to finance our investments;

•	the costs of future offerings of common shares and other securities, if any;

•	the base management fee and any incentive management fee;

•	dividends and distributions on our preferred shares, if any, and common shares;

•	administration fees payable under the administration agreement;

•	fees payable to third parties relating to, or associated with, making investments;

•	transfer agent, trustee, registrar, paying agent and custodial fees;

•	registration fees;

•	listing fees;

•	taxes;

•	independent director fees and expenses;

•	costs of preparing and filing reports or other documents with the SEC;

•	the costs of any reports, proxy statements or other notices to our stockholders, including printing costs;

•	our fidelity bond;

•	a portion of our directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	indemnification payments;

•	direct costs and expenses of administration, including audit and legal costs; and

•

all other expenses reasonably incurred by us or the Administrator in connection with administering our business, such as the allocable portion of overhead under the administration agreement, including rent and other allocable portions of the cost of certain of our officers and their respective staffs.

We will reimburse the Advisor for costs and expenses incurred by the Advisor for office space rental, office equipment and utilities allocable to the Advisor under the management agreement, as well as any costs and expenses incurred by the Advisor relating to any non-investment advisory, administrative or operating services provided by the Advisor to us. For the years ended December 31, 2013, 2012 and 2011, we incurred $2,066,737, $1,991,416 and $1,779,734, respectively, for such investment advisor expenses under the management agreement.

From time to time, the Advisor may pay amounts owed by us to third party providers of goods or services. We will subsequently reimburse the Advisor for such amounts paid on our behalf. Reimbursements to the Advisor for the years ended December 31, 2013, 2012 and 2011 were $2,808,014, $3,107,677 and $3,046,228, respectively.

Indemnification

The management agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Advisor is not liable to us or any of our stockholders for any act or omission by it or its employees in the supervision or management of our investment activities or for any loss sustained by us or our stockholders, and provides for indemnification by us of its members, directors, officers, employees, agents and control persons for liabilities incurred by it in connection with their services to us, subject to certain limitations and conditions.

Board and stockholder approval of the management agreement

The investment management agreement became effective on June 22, 2008 and its initial term expired on June 22, 2010. Since then, our Board of Directors has approved the agreement for successive one year terms with the most recently approved term scheduled to expire on June 22, 2014, unless an additional one year term is approved by the Board.

Duration and termination

The management agreement will continue in effect until June 22, 2014, and if not sooner terminated, will continue in effect for successive periods of twelve months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of our Board of Directors or the vote of a majority of our outstanding voting securities and (2) the vote of a majority of the Board of Directors who are not parties to the management agreement or interested persons (as such term is defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. We may terminate the management agreement as a whole at any time, without the payment of any penalty, upon the vote of a majority of our Board of Directors or a majority of our outstanding voting securities or by the Advisor, on 60 days’ written notice by either party to the other which can be waived by the non-terminating party. The management agreement will terminate automatically in the event of its assignment.

Organization of the Advisor

The Advisor is organized as a Delaware limited liability company. The Advisor is registered as an investment advisor with the SEC under the Advisers Act. Its principal executive offices are located at 40 East 52nd Street, New York, New York. James R. Maher and Michael B. Lazar, the managing members of the Advisor, are the control persons of the Advisor.

Administration agreement

We have entered into an administration agreement with the Administrator, a subsidiary of BlackRock, under which the Administrator provides certain administrative services to us. In payment for these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of certain of our officers and their respective staffs.

For the years ended December 31, 2013, 2012 and 2011, we incurred $574,895, $322,013 and $968,721, respectively, for administrative services expenses payable to the Administrator under the administration agreement.

License agreements

We have entered into a license agreement with BlackRock and the Advisor pursuant to which BlackRock has agreed to grant to the Advisor, and the Advisor has agreed to grant to us, a non-exclusive, royalty-free license to use the name “BlackRock.” In addition, we have entered into a license agreement with Michael B. Lazar, our Chief Operating Officer, and the Advisor pursuant to which Mr. Lazar has agreed to grant to the Advisor, and the Advisor has agreed to grant to us, a non-exclusive, royalty-free license to use the name “Kelso.” Mr. Lazar obtained this limited right to license the name “Kelso” under an agreement with Kelso.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, investments for which market quotations are readily available are valued at such market quotations unless they are deemed not to represent fair value. We generally obtain market quotations, when available, from an independent pricing service or one or more broker-dealers or market makers and may utilize the average of the range of bid and ask quotations as a practical expedient for fair value. Debt and equity securities for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued at fair value as determined in good faith by or under the direction of our Board of Directors. Because we expect that there will not be a readily available market value for substantially all of the investments in our portfolio, we expect to value substantially all of our portfolio investments at fair value as determined in good faith under the direction of our Board of Directors using a consistently applied valuation process in accordance with a documented valuation policy that has been reviewed and approved by our Board of Directors. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that we may ultimately realize. In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of our investments than on the fair values of our investments for which market quotations are not readily available. Market quotations may be deemed not to represent fair value in certain circumstances where the Advisor believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security cause current market quotations to not reflect the fair value of the security. Examples of these events could include cases where a security trades infrequently causing a quoted purchase or sale price to become stale, where there is a “forced” sale by a distressed seller, where markets quotations vary substantially among market makers, or where there is a wide bid-ask spread or significant increase in the bid-ask spread.

With respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

•

our quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Advisor responsible for the portfolio investment;

•

the investment professionals provide recent portfolio company financial statements and other reporting materials to independent valuation firms engaged by our Board of Directors, such firms conduct independent appraisals each quarter and their preliminary valuation conclusions are documented and discussed with senior management of the Advisor;

•	the audit committee of our Board of Directors reviews the preliminary valuations prepared by the independent valuation firms; and

•

the Board of Directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of the Advisor, the respective independent valuation firms and the audit committee.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in determining the fair value of our investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values.

Until the end of the second calendar quarter following its acquisition, each unquoted investment in a new portfolio company generally is valued at cost, which the Advisor believes approximates fair value under the circumstances. As of that date, an independent valuation firm may conduct an initial independent appraisal of the investment.

Accounting Standards Codification (“ASC”) 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), issued by the Financial Accounting Standards Board (“FASB”), defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820-10 defines fair value as the price that a company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. ASC 820-10 emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

ASC 820-10 establishes a hierarchy that classifies these inputs into the three broad levels listed below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that a company has the ability to access.

Level 2—Valuations based on unadjusted quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value may require significant management judgment or estimation.

Transfers between levels, if any, represent the value as of the beginning of the period of any investment where a change in the pricing level occurred from the beginning to the end of the period.

We evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value and categorize each investment within the fair value hierarchy pursuant to and consistent with ASC 820-10.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the financial statements.

Determinations in connection with offerings

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or sell warrants, options, rights or units to acquire such common stock, at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve our policy and practice of making such sales. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors closely approximates the market value of such securities (less any distributing commission or discount).

We obtained approval at our 2013 Special Meeting of Stockholders to allow us the flexibility, with the approval of our Board of Directors, to sell or otherwise issue shares of our common stock at a price below its then current net asset value per share subject to the policy of our Board of Directors that the Company shall not sell or otherwise issue more than 25% of the Company’s then outstanding shares of common stock (immediately prior to such sale or issuance) at a price below its then current net asset value per share. As a result of obtaining this approval from stockholders, we may issue shares of our common stock at a price below its then current net asset value per share, subject to the foregoing conditions and the determination by our Board of Directors that such issuance and sale is in our and our stockholders’ best interests.

In connection with each offering of shares of our common stock to the extent that we do not have stockholder approval to sell shares of our common stock below net asset value, the Board of Directors or a committee thereof would be required to make the determination that we are not selling shares of our common stock at a price below our then current net asset value at the time at which the sale is made, subject to certain exceptions discussed above. Our Board of Directors will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

•

our management’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and

•

the magnitude of the difference between the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC and our management’s assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and the offering price of the shares of our common stock in the proposed offering.

To the extent that there is even a remote possibility that we may issue shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value of our common stock fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board of Directors will elect either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value of our common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and to comply with such undertaking or to undertake to determine the net asset value of our common stock to ensure that such undertaking has not been triggered.

We may, however, subject to the requirements of the 1940 Act, issue rights to acquire our common stock at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interests and the best interests of our common stockholders. In any such case, the price at which our securities are to be issued and sold may not be less than a price, that in the determination of our Board of Directors, closely approximates the market value of such securities. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In addition, we note that for us to file a post-effective amendment to this registration statement on Form N-2, we must then be qualified to register our securities on Form S-3. If we raise additional funds by issuing more common stock or warrants or senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our common stockholders at that time would decrease, and our common stockholders may experience dilution.

Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

DIVIDEND REINVESTMENT PLAN

Unless the registered owner of your common shares elects to receive cash by contacting BNY Mellon Investment Servicing (U.S.) Inc., or BMIS, agent for stockholders in administering our amended and restated dividend reinvestment plan, or the plan, all distributions declared for you in common shares of our company will be automatically reinvested by the plan agent in additional common shares of our company. If the registered owner of your common shares elects not to participate in the plan, you will receive all distributions in cash paid by check mailed directly to you (or, if the shares are held in street or other nominee name, then to such nominee) by BMIS, as dividend disbursing agent. You may elect not to participate in the plan and to receive all distributions in cash by sending written instructions or by contacting BMIS, as dividend disbursing agent, at the address set forth below. Participation in the plan is completely voluntary and may be terminated or resumed at any time without penalty by contacting the plan agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of our company for you. As this approach may cause you to incur brokerage charges or other transaction costs, we recommend that you consult with your broker or financial adviser. If you wish for all distributions declared on your common shares of our company to be automatically reinvested pursuant to the plan, please contact your broker.

The plan agent will open an account for each common stockholder under the plan in the same name in which such common stockholder’s common shares are registered. Whenever we declare a distribution payable in cash, non-participants in the plan will receive cash and participants in the plan will receive the number of common shares referred to below. The common shares will be paid to the plan agent for the participants’ accounts through receipt of additional unissued but authorized common shares or treasury common shares from us. The number of newly issued or treasury common shares to be credited to each participant’s account will be determined by dividing the dollar amount of the distribution by 95% of the market price per common share on the payment date for the distribution. Under certain circumstances, this feature of the plan may cause us to issue or sell shares of our common stock at a price that is less than our net asset value per share, which could cause our common stockholders to experience dilution.

The plan agent maintains all stockholders’ accounts in the plan and furnishes written confirmation of all transactions in the accounts, including information needed by stockholders for tax records. Common shares in the account of each plan participant will be held by the plan agent on behalf of the plan participant, and each stockholder proxy will include those shares purchased or received pursuant to the plan. The plan agent will forward all proxy solicitation materials to participants and vote proxies for shares held under the plan in accordance with the instructions of the participants.

In the case of stockholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the plan agent will administer the plan on the basis of the number of common shares certified from time to time by the record stockholder’s name and held for the account of beneficial owners who participate in the plan.

There will be no brokerage charges with respect to common shares issued directly by us. The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. For additional details, see “Material U.S. Federal Tax Matters.” Participants that request a sale of shares through the plan agent are subject to a $2.50 sales fee and a $0.15 per share sold brokerage commission.

We reserve the right to amend or terminate the plan. There is no direct service charge to participants in the plan; however, we reserve the right to amend the plan to include a service charge payable by the participants.

All correspondence concerning the plan should be directed to the plan agent at BNY Mellon, c/o Computershare, P.O. Box 43006, Providence, RI 02940-3006.

DESCRIPTION OF OUR CAPITAL STOCK

General

Under the terms of our amended certificate of incorporation, our authorized capital stock will consist solely of 200,000,000 shares of common stock, par value $0.001 per share, of which 74,657,940 shares were outstanding as of April 29, 2014, and 500 shares of preferred stock, par value $0.001 per share, of which no shares were outstanding as of April 29, 2014.

Set forth below are our outstanding classes of capital stock as of April 29, 2014.

	(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Company or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under(3)
BlackRock Kelso Capital Corporation	Common Stock	200,000,000	1,425,507	74,657,940

Common stock

Under the terms of our certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which we may designate and issue in the future under the Securities Act of 1933 in specified circumstances. In addition, holders of our common stock may participate in our dividend reinvestment plan.

Preferred stock

Under the terms of our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The 1940 Act limits the rights and preferences of the preferred stock that our certificate of incorporation may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to common stock, we meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and our preferred stock we may issue in the future, of at least 200%, and the holder of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the preferred stock are unpaid in an amount equal to two full years of dividends on the preferred stock. The features of the preferred stock will be further limited by the requirements applicable to regulated investment companies under the Code. The purpose of authorizing our board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Delaware law and certain charter and bylaw provisions; anti-takeover measures

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. Our amended certificate of incorporation and amended and restated bylaws provide that:

•	the Board of Directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	directors may be removed only for cause by the affirmative vote of the holders of 75% of the then outstanding shares of our capital stock entitled to vote; and

•

subject to the rights of any holders of preferred stock, any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote a majority of the directors then in office.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us. Our certificate of incorporation and bylaws also provide that special meetings of the stockholders may only be called by our Board of Directors, Chairman, Chief Executive Officer or Secretary.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our Board of Directors to amend or repeal our bylaws. Our bylaws generally can be amended by approval of at least 66- 2/3% of the total number of authorized directors subject to certain exceptions, including provisions relating to the size of our board, and certain actions requiring board approval, which provisions will require the vote of 75% of our Board of Directors to be amended. The affirmative vote of the holders of at least 66- 2/3% of the shares of our capital stock entitled to vote is required to amend or repeal any of the provisions of our amended and restated bylaws.

Limitations of liability and indemnification

Under our amended certificate of incorporation, we shall fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

We have obtained liability insurance for our officers and directors.

Anti-takeover provisions

Our certificate of incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of us or to change the composition of our Board of Directors. This could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over us. Such attempts could have the effect of increasing our expenses and disrupting our normal operation. Our Board of Directors is divided into three classes, with the term of one class expiring at each annual meeting of stockholders. At each annual meeting, one class of Directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Directors. A director may be removed from office by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective director.

In addition, our certificate of incorporation requires the favorable vote of a majority of our Board of Directors followed by the favorable vote of the holders of at least 75% of our outstanding shares of each affected class or series, voting separately as a class or series, to approve, adopt or authorize certain transactions with 5% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of our Directors, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) will be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares, or a principal stockholder, refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of our voting securities.

The 5% holder transactions subject to these special approval requirements are: the merger or consolidation of us or any subsidiary of ours with or into any principal stockholder; the issuance of any of our securities to any principal stockholder for cash, except pursuant to any automatic dividend reinvestment plan or rights offering in which the holder does not increase its percentage of voting securities; the sale, lease or exchange of all or any substantial part of our assets to any principal stockholder, except assets having an aggregate fair market value of less than 5% of our total assets, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to us or any subsidiary of ours, in exchange for our securities, of any assets of any principal stockholder, except assets having an aggregate fair market value of less than 5% of our total assets, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

To convert us to an open-end investment company, to liquidate and dissolve us, to merge or consolidate us with any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as described in this prospectus or to amend any of the provisions discussed herein, our certificate of incorporation requires the favorable vote of a majority of our Board of Directors followed by the favorable vote of the holders of at least 75% of our outstanding shares of each affected class or series of our shares, voting separately as a class or series, unless such amendment has been approved by at least 80% of our Directors, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) shall be required. If approved in the foregoing manner, our conversion to an open-end investment company could not occur until 90 days after the stockholders meeting at which such conversion was approved and would also require at least 30 days prior notice to all stockholders. As part of any such conversion, substantially all of our investment policies and strategies and portfolio would have to be modified to assure the degree of portfolio liquidity required for open-end investment companies. In the event of conversion, the common shares would cease to be listed on any national securities exchange or market system. Stockholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. You should assume that it is not likely that our Board of Directors would vote to convert us to an open-end fund.

For the purposes of calculating “a majority of the outstanding voting securities” under our certificate of incorporation, each class and series of our shares will vote together as a single class, except to the extent required by the 1940 Act or our certificate of incorporation, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

Our Board of Directors has determined that provisions with respect to the Board of Directors and the stockholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of stockholders generally. Reference should be made to our certificate of incorporation on file with the SEC for the full text of these provisions.

ISSUANCE OF WARRANTS OR SECURITIES TO SUBSCRIBE FOR OR CONVERTIBLE INTO SHARES OF OUR COMMON STOCK

We have obtained approval at our 2011 Annual Meeting of Stockholders to allow us the flexibility, with the approval of the Board of Directors, to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of our common stock, not exceeding 25% of our then outstanding common stock, at an exercise or conversion price that, at the date of issuance, will not be less than the greater of the market value per share of our common stock and the net asset value per share of our common stock. The authorization we obtained granting us the right to sell or authorize issue warrants or securities to subscribe for or convertible into shares of our common stock has no expiration and is applicable only to such securities. Any exercise of warrants or securities to subscribe for or convertible into shares of our common stock at an exercise or conversion price that is below net asset value at the time of such exercise or conversion would result in an immediate dilution to existing common stockholders. This dilution would include reduction in net asset value as a result of the proportionately greater decrease in the stockholders’ interest in our earnings and assets and their voting interest than the increase in our assets resulting from such offering.

As a result of obtaining this authorization, in order to sell or otherwise issue such securities, (a) the exercise, conversion or subscription rights in such securities must expire by their terms within ten years, (b) with respect to any warrants, options or rights to subscribe or convert to our common stock that are issued along with other securities, such warrants, options or rights must not be separately transferable, (c) the exercise or conversion price of such securities must not be less than the greater of the market value per share of our common stock and the net asset value per share of our common stock at the date of issuance of such securities, (d) the issuance of such securities must be approved by a majority of the board of directors who have no financial interest in the transaction and a majority of the non-interested directors on the basis that such issuance is in the best interests of the Company and its stockholders and (e) the number of shares of our common stock that would result from the exercise or conversion of such securities and all other securities convertible, exercisable or exchangeable into shares of our common stock outstanding at the time of issuance of such securities must not exceed 25% of our outstanding common stock at such time.

We could also sell shares of common stock below net asset value per share in certain other circumstances, including through subscription rights issued in rights offerings. See “Description of Our Subscription Rights.”

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our certificate of incorporation authorizes the issuance of preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our Board of Directors is required by Delaware law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any such an issuance must adhere to the requirements of the 1940 Act, Delaware law and any other limitations imposed by law.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution) and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more.

For any series of preferred stock that we may issue, our Board of Directors will determine and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•

the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are cumulative or non-cumulative and participating or non-participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our Board of Directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends, if any, thereon will be cumulative.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common or preferred stock or a specified principal amount of debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•

in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

•

in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our Board of Directors approves such issuance on the basis that the issuance is in the best interests of the Company and its stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In addition, we note that for us to file a post-effective amendment to this registration statement on Form N-2, we must then be qualified to register our securities on Form S-3. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;

•	the exercise price or a formula for the determination of the exercise price for such subscription rights;

•	the number or a formula for the determination of the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights would commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock or other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby or another report filed with the SEC. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of common stock or other securities purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to stockholders, persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting or other arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

We currently have our Senior Secured Notes and Convertible Notes outstanding; however, we may issue additional debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series. The description below is a summary with respect to future debt securities we may issue and not a summary of our Senior Secured Notes or Convertible Notes. See “The Company—Leverage” for a description of our Senior Secured Notes and Convertible Notes.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture”. An indenture is a contract between us and The Bank of New York, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default—Remedies if an Event of Default Occurs”. Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We have filed the form of the indenture with the SEC. See “Additional Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•

whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•

whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a business development company, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities”. The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of securities in registered form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

We also will have the option of issuing debt securities in non-registered form as bearer securities if we issue the securities outside the United States to non-U.S. persons. In that case, the prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series, and for receiving notices. The prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name”. Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,

•	whether it imposes fees or charges,

•	how it would handle a request for the holders’ consent, if ever required,

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations when a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of securities in registered form” above.

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

•

An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.

•

DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security Will Be Terminated

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors under “Issuance of securities in registered form” above.

The special situations for termination of a global security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we are unable to appoint another institution to act as depositary,

•	if we notify the trustee that we wish to terminate that global security, or

•	if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “Events of default”.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and paying agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often about two weeks in advance of the interest due date, is called the “record date”. Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest”.

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “Global securities”.

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, NY and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	we do not pay the principal of, or any premium on, a debt security of the series on its due date.

•	we do not pay interest on a debt security of the series within 30 days of its due date.

•	we do not deposit any sinking fund payment in respect of debt securities of the series on its due date.

•

we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series.

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default has occurred and remains uncured.

•

The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Merger or consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities.

•

The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded.

•

Under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (i) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture without equally and ratably securing the indenture securities or (ii) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance.

•	We must deliver certain certificates and documents to the trustee.

•	We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•

modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

•

If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval”.

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•

For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance”.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how- approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current United States federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance”. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “Indenture provisions—subordination” below. In order to achieve covenant defeasance, we must do the following:

•

If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

We may be required to deliver to the trustee a legal opinion of our counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act of 1940, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in United States federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•

If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

We may be required to deliver to the trustee a legal opinion confirming that there has been a change in current United States federal tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current United States federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

•

We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act of 1940, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture provisions—subordination”.

Form, exchange and transfer of certificated registered securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form,

•	without interest coupons, and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture provisions—subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness, but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•

our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities, and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.

The trustee under the indenture

The Bank of New York will serve as the trustee under the indenture. The Bank of New York is one of a number of banks with which we maintain ordinary banking relationships.

Certain considerations relating to foreign currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Book-entry securities

DTC will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for the debt securities, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or to the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

DESCRIPTION OF OUR UNITS

The following is a general description of the terms of the units we may issue from time to time. Particular terms of any units we offer will be described in the prospectus supplement relating to such units. For a complete description of the terms of particular units, you should read both this prospectus and the prospectus supplement relating to those particular units.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

A prospectus supplement will describe the particular terms of any series of units we may issue, including the following:

•

the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

REGULATION

We are a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors or sub-advisors), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act of 1933. We may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investment. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies are fundamental and may be changed without stockholder approval.

Qualifying assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

•

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

•	is organized under the laws of, and has its principal place of business in, the United States;

•

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•	satisfies any of the following:

•

does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange but has an aggregate market value of outstanding equity of less than $250 million;

•

is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital surplus of not less than $2 million.

•	Securities of any eligible portfolio company which we control.

•

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

•

Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

•	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

•	Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial assistance to portfolio companies

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “Regulation—Qualifying assets” above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet certain diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risks—Risks related to our operations as a BDC.”

Code of ethics

We and the Advisor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy each code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy voting policies and procedures

We have delegated our proxy voting responsibility to the Advisor. The Proxy Voting Policies and Procedures of the Advisor are set forth below. The guidelines are reviewed periodically by the Advisor and our independent directors, and, accordingly, are subject to change.

Introduction

As an investment advisor registered under the Advisers Act, the Advisor has a fiduciary duty to act solely in our best interests and in the best interests of our stockholders. As part of this duty, the Advisor recognizes that it must vote client securities in a timely manner free of conflicts of interest and in our best interests and the best interests of our stockholders. The Advisor’s Proxy Voting Policies and Procedures have been formulated to ensure decision-making consistent with these fiduciary duties.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies

The Advisor evaluates routine proxy matters, such as proxy proposals, amendments or resolutions on a case-by-case basis. Routine matters are typically proposed by management and the Advisor will normally support such matters so long as they do not measurably change the structure, management control, or operation of the corporation and are consistent with industry standards as well as the corporate laws of the state of incorporation.

The Advisor also evaluates non-routine matters on a case-by-case basis. Non-routine proposals concerning social issues are typically proposed by stockholders who believe that the corporation’s internally adopted policies are ill-advised or misguided. If the Advisor has determined that management is generally socially responsible, the Advisor will generally vote against these types of non-routine proposals. Non-routine proposals concerning financial or corporate issues are usually offered by management and seek to change a corporation’s legal, business or financial structure. The Advisor will generally vote in favor of such proposals provided the position of current stockholders is preserved or enhanced. Non-routine proposals concerning stockholder rights are made regularly by both management and stockholders. They can be generalized as involving issues that transfer or realign board or stockholder voting power. The Advisor typically would oppose any proposal aimed solely at thwarting potential takeovers by requiring, for example, super-majority approval. At the same time, the Advisor believes stability and continuity promote profitability. The Advisor’s guidelines in this area seek a middle road and individual proposals will be carefully assessed in the context of their particular circumstances.

The Advisor, through the Administrator’s operations group, has engaged a third-party service provider to assist it in the voting of proxies. This third-party service provider makes recommendations to the Advisor, based on its guidelines, as to how our votes should be cast. These recommendations are then reviewed by the Advisor’s employees, one of whom must approve the proxy vote in writing and return such written approval to the Administrator’s operations group. The Advisor recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of our stockholders. If there is any possibility that a vote may involve a material conflict of interest, prior to approving such vote, the Advisor must consult with its chief compliance officer to determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict. If the conflict is determined not to be material, the Advisor’s employees shall vote the proxy in accordance with the Advisor’s proxy voting policy.

Proxy voting records

You may obtain information about how we voted proxies by making a written request for proxy voting information to:

Chief Compliance Officer

BlackRock Kelso Capital Corporation

40 East 52nd Street

New York, NY 10022

Other

We have elected to be taxed as a RIC under Subchapter M of the Code. To maintain our RIC status and obtain favorable RIC tax treatment, we must meet certain requirements including source of income, asset diversification and distribution requirements. See “Material U.S. Federal Tax Matters.”

We may be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board of Directors who are not interested persons and, in some cases, prior approval by the SEC.

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and the Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, reviewed these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designated a chief compliance officer to be responsible for administering the policies and procedures.

Compliance with the Sarbanes-Oxley Act of 2002 and The NASDAQ Global Select Market Corporate Governance Regulations

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

In addition, The NASDAQ Global Select Market has adopted or is in the process of adopting corporate governance changes to its listing standards. We believe we are in compliance with such corporate governance listing standards. We will continue to monitor our compliance with all future listing standards and will take actions necessary to ensure that we are in compliance therewith.

BROKERAGE ALLOCATIONS AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, the Advisor is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. The Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Advisor generally seeks reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Advisor may select a broker based partly on brokerage or research services provided to the Advisor and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Advisor determines in good faith that such commission is reasonable in relation to the services provided.

MATERIAL U.S. FEDERAL TAX MATTERS

The following discussion is a general summary of the material U.S. Federal income tax considerations applicable to us and to an investment in shares of our common stock. This discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular stockholders in light of their individual investment circumstances or to some types of stockholders subject to special tax rules, such as stockholders subject to the alternative minimum tax, financial institutions, broker-dealers, insurance companies, pension plans and trusts, tax-exempt organizations, partnerships or other pass-through entities, U.S. stockholders (as defined below) whose financial currency is not the U.S. dollar, persons who mark-to-market our shares and persons holding our common shares as part of a “hedge”, “straddle”, “conversion” or other integrated transaction, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This discussion assumes that investors hold our common shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. Federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. It also does not discuss the tax aspects of common or preferred stock sold in units with the other securities being registered.

This summary does not discuss the consequences of an investment in our preferred stock, debt securities, warrants representing rights to purchase shares of our preferred stock, common stock or debt securities, subscription rights, or as units in combination with such securities. The U.S. federal income tax consequences of such an investment will be discussed in a relevant prospectus supplement.

For purposes of this discussion, a “U.S. stockholder” (or in this section, a “stockholder”) is a beneficial holder of shares of our common stock that is for U.S. federal income tax purposes (1) a person who is a citizen or individual resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. A “non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a partnership and is not a U.S. stockholder.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the shares of our common stock, the tax treatment of the partnership and each partner generally will depend on status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their independent tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Taxation of the Company as a RIC

We intend to qualify each year to be taxed as a RIC under Subchapter M of the Code. To continue to qualify as a RIC, we must, among other things, (a) qualify to be treated as a business development company or be registered as a management investment company under the 1940 Act at all times during each taxable year,

(b) derive in each taxable year at least 90 percent of our gross income (including tax-exempt interest) from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (a “QPTP”); and (c) diversify our holdings so that, at the end of each fiscal quarter (i) at least 50 percent of the market value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5 percent of the value of our total assets and not more than 10 percent of the outstanding voting securities of such issuer (subject to the exception described below), and (ii) not more than 25 percent of the market value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs.

In the case of a RIC that furnishes capital to development corporations, there is an exception to the rule relating to the diversification of investments described above. This exception is available only to registered management investment companies that the SEC determines to be principally engaged in the furnishing of capital to other corporations that are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available (“SEC Certification”). We have not yet received SEC Certification, but it is possible that we will receive SEC Certification in future years. If we receive SEC Certification, we generally will be entitled to include in the computation of the 50 percent value of our assets (described in (c)(i) above) the value of any securities of an issuer, whether or not we own more than 10 percent of the outstanding voting securities of the issuer, if the basis of the securities, when added to our basis of any other securities of the issuer that we own, does not exceed 5 percent of the value of our total assets.

As a RIC, in any fiscal year with respect to which we distribute at least 90 percent of the sum of our (i) investment company taxable income (which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses and other taxable income (other than any net capital gain), reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) net tax exempt interest (which is the excess of our gross tax exempt interest income over certain disallowed deductions) (the “Annual Distribution Requirement”), we (but not our stockholders) generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains that we timely distribute to our stockholders. To the extent that we retain any investment company taxable income or net capital gain (as described below) for investment, we will be subject to U.S. federal income tax. We may choose to retain our net capital gains for investment and pay the associated federal corporate income tax.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior securities.” Moreover, our ability to dispose of assets to meet the Annual Distribution Requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the diversification tests discussed above. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement (as discussed below), we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4 percent excise tax payable by us (the “Excise Tax Avoidance Requirement”). To avoid this tax, we must distribute during each calendar year an amount equal to at least the sum of:

(1) 98 percent of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

(2) 98.2 percent of our capital gains in excess of our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our fiscal year); and

(3) any undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4 percent excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If, in any particular taxable year, we do not qualify as a RIC or do not satisfy the Annual Distribution Requirement, all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and distributions will be taxable to the stockholders as ordinary dividends to the extent of our current and accumulated earnings and profits. In the case of non-corporate stockholders, such distributions would generally be eligible for the reduced maximum rate, provided certain holding period and other requirements are met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our stockholders our accumulated earnings and profits attributable to non-RIC years. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten years.

We may decide to be taxed as a corporation even if we would otherwise qualify as a RIC.

Company investments

We may make certain investments that would subject us to special provisions of the Code that may, among other things, defer or disallow the use of certain deductions or losses or affect the holding period of securities held by us or the character of the gains or losses realized by us. These provisions may also require that we recognize income or gain without receiving cash with which to make distributions. In particular, we may recognize original issue discount if we acquire zero coupon securities, deferred interest securities or certain other securities, or if we receive warrants in connection with the making of a loan or possibly in other circumstances. Such original issue discount, which could but is not expected to be significant relative to our overall investment activities, generally will be included in income in the taxable year of accrual and before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.

Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining favorable RIC treatment and for avoiding income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify for favorable RIC treatment and thereby be subject to corporate-level income tax.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our stockholders their share of the foreign taxes paid by us.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. stockholders

Distributions we pay to you from our ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereinafter as “ordinary income dividends”) are taxable to you as ordinary income to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock through our dividend reinvestment plan. Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate stockholders and will not qualify for the reduced rate of tax for qualified dividend income allowed to individuals. Distributions made to you from our net capital gain (which is the excess of net long-term capital gains over net short-term capital losses) (“capital gain dividends”), including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains (currently at a maximum rate of 20% in the case of individuals, trusts or estates), regardless of the length of time you have owned our shares, and regardless of whether paid in cash or reinvested in additional common stock through our dividend reinvestment plan. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset).

In the event that we retain any net capital gain, we may designate the retained amounts as undistributed capital gains in a notice to our stockholders. If a designation is made, stockholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a stockholder would be increased by an amount equal to the difference between (i) the amount included in the stockholder’s income as long-term capital gains and (ii) the stockholder’s proportionate share of the corporate tax paid by us.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholders will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

A stockholder will recognize gain or loss on the sale or exchange of our common shares in an amount equal to the difference between the stockholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a stockholder on the sale or other disposition of our common shares will result in capital gain or loss to you, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividends) by you. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to various limitations under the Code.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the 20% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

Backup Withholding. We may be required to withhold federal income tax (“backup withholding”), currently at a rate of 28%, from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service notifies us that such stockholder has failed to properly report certain interest and dividend income to the Internal Revenue Service and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax, and any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the Internal Revenue Service.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our common stock), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of our common stock) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. stockholders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in our common stock.

Taxation of non-U.S. stockholders

Distributions of our “investment company taxable income” to non-U.S. stockholders, subject to the discussion below, will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States. In this latter case the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders, and will not be subject to federal withholding tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements.

Actual or deemed distributions of our net capital gains to a non-U.S. stockholder, and gains recognized by a non-U.S. stockholder upon the sale of our common stock, generally will not be subject to federal withholding tax and will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States. In this latter case, the distributions or gains, as the case may be, will be subject to federal income tax at the rates applicable to U.S. stockholders, and will not be subject to federal withholding tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain such refund the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed) and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business carried on by the corporate non-U.S. stockholder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty).

The tax consequences to a non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders should consult their independent tax advisor with respect to the particular tax consequences to them of an investment in our shares.

After June 30, 2014, withholding at a rate of 30% will be required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30% will be required on gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, after June 30, 2014, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. stockholders are encouraged to consult with their tax advisers regarding the possible implications of these requirements on their investment in our common stock.

Backup Withholding. A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal income tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an Internal Revenue Service Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax, and any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. persons should consult their independent tax advisor with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their independent tax advisor concerning the tax considerations relevant to their particular situation.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

CUSTODIAN, TRANSFER AGENT AND TRUSTEE

BNY Mellon Investment Servicing (US) Inc., or BNYIS, a subsidiary of The Bank of New York Mellon Corporation, provides administrative and accounting services to us under a sub-administration and accounting services agreement. The Bank of New York Mellon, or BNYM, another subsidiary of The Bank of New York Mellon Corporation, provides custodian services to us pursuant to a custodian services agreement. Computershare provides transfer agency services to us under a transfer agency agreement. For the services provided to us by BNYIS and its affiliates and Computershare each is entitled to an annual fee equal to a percentage of our average net assets plus reimbursement of reasonable expenses, and a base fee, payable monthly.

LEGAL MATTERS

Certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Attorneys at Skadden, Arps, Slate, Meagher & Flom LLP involved in the representation of the Company beneficially own less than 0.1 percent of our common stock outstanding at April 29, 2014.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP is our independent registered public accounting firm.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC on Form N-2, including amendments, relating to the securities we are offering. This prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the securities we are offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.

PRIVACY PRINCIPLES

We are committed to maintaining the privacy of securityholders and to safeguarding our non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our securityholders, although certain nonpublic personal information of our securityholders may become available to us. We do not disclose any nonpublic personal information about our securityholders or former securityholders to anyone, except as permitted by law or as is necessary in order to service securityholders accounts (for example, to a transfer agent or third party administrator).

We restrict access to nonpublic personal information about our securityholders to our investment advisor’s employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our securityholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

BlackRock Kelso Capital Corporation:

We have audited the accompanying consolidated statements of assets and liabilities of BlackRock Kelso Capital Corporation and subsidiaries (the “Company”), including the consolidated schedules of investments, as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2013 and the consolidated financial highlights for each of the five years in the period then ended. These consolidated financial statements and consolidated financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments as of December 31, 2013 and 2012, by correspondence with the custodian, loan agents or borrowers; where replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements and consolidated financial highlights referred to above present fairly, in all material respects, the financial position of BlackRock Kelso Capital Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations, changes in their net assets, and their cash flows for each of the three years in the period ended December 31, 2013 and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

New York, New York

March 6, 2014

BlackRock Kelso Capital Corporation

Consolidated Statements of Assets and Liabilities

	December 31, 2013	December 31, 2012
Assets
Investments at fair value:
Non-controlled, non-affiliated investments (cost of $854,947,802 and $849,028,227)	$881,305,181	$850,511,125
Non-controlled, affiliated investments (cost of $75,514,208 and $50,983,674)	134,096,291	67,750,172
Controlled investments (cost of $154,038,211 and $137,337,392)	202,570,992	143,336,244

Total investments at fair value (cost of $1,084,500,221 and $1,037,349,293)	1,217,972,464	1,061,597,541
Cash and cash equivalents	18,474,784	9,122,141
Unrealized appreciation on forward foreign currency contracts	—	369,417
Receivable for investments sold	22,756,286	504,996
Interest receivable	11,033,061	14,048,248
Prepaid expenses and other assets	11,410,320	4,375,527

Total Assets	$1,281,646,915	$1,090,017,870

Liabilities
Payable for investments purchased	$21,000,000	$440,243
Debt	477,981,494	346,850,000
Interest payable	7,896,016	5,277,132
Distributions payable	19,344,682	19,196,418
Base management fees payable	5,803,497	5,626,893
Incentive management fees payable	34,725,204	20,277,930
Accrued administrative services	270,000	277,000
Other accrued expenses and payables	4,921,681	4,692,562

Total Liabilities	571,942,574	402,638,178

Net Assets
Common stock, par value $.001 per share, 200,000,000 common shares authorized, 75,827,692 and 75,257,888 issued and 74,402,185 and 73,832,381 outstanding	75,828	75,258
Paid-in capital in excess of par	894,649,992	917,534,577
Distributions in excess of taxable net investment income	(19,373,748)	(22,291,022)
Accumulated net realized loss	(286,693,363)	(219,270,607)
Net unrealized appreciation (depreciation)	130,522,308	20,808,162
Treasury stock at cost, 1,425,507 and 1,425,507 shares held	(9,476,676)	(9,476,676)

Total Net Assets	709,704,341	687,379,692

Total Liabilities and Net Assets	$1,281,646,915	$1,090,017,870

Net Asset Value Per Share	$9.54	$9.31

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Statements of Operations

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Investment Income:
Interest income:
Non-controlled, non-affiliated investments	$96,289,228	$108,797,089	$92,138,658
Non-controlled, affiliated investments	7,030,676	4,965,190	5,122,152
Controlled investments	10,619,305	9,567,654	8,211,274

Total interest income	113,939,209	123,329,933	105,472,084

Fee income:
Non-controlled, non-affiliated investments	12,284,535	19,794,762	21,054,066
Non-controlled, affiliated investments	—	735,708	762,570
Controlled investments	2,738,680	193,692	157,415

Total fee income	15,023,215	20,724,162	21,974,051

Dividend income:
Non-controlled, non-affiliated investments	1,662,145	736,501	2,928,196
Non-controlled, affiliated investments	1,001,264	2,500,000	1,128,207
Controlled investments	—	—	—

Total dividend income	2,663,409	3,236,501	4,056,403

Total investment income	131,625,833	147,290,596	131,502,538

Expenses:
Incentive management fees	31,148,437	22,491,789	11,878,159
Base management fees	21,629,665	22,504,433	19,841,258
Interest and credit facility fees	20,913,520	19,606,951	16,561,095
Professional fees	2,213,638	1,229,009	1,905,782
Investment advisor expenses	2,066,737	1,991,416	1,779,734
Amortization of debt issuance costs	1,985,234	2,524,915	2,499,742
Administrative services	775,643	528,559	1,173,754
Director fees	653,807	467,563	417,564
Other	2,601,077	2,284,429	2,566,659

Total expenses	83,987,758	73,629,064	58,623,747

Net Investment Income	47,638,075	73,661,532	72,878,791

Realized and Unrealized Gain (Loss):
Net realized gain (loss):
Non-controlled, non-affiliated investments	(32,307,657)	(75,336,460)	(38,314,683)
Non-controlled, affiliated investments	21	2,223,371	(4,886,347)
Controlled investments	(31,888,848)	(14,819,901)	(7,901,154)
Foreign currency	(166,934)	(1,185,429)	1,208,808

Net realized gain (loss)	(64,363,418)	(89,118,419)	(49,893,376)

Net change in unrealized appreciation or depreciation on:
Non-controlled, non-affiliated investments	35,861,087	72,727,614	44,577,066
Non-controlled, affiliated investments	41,815,585	9,580,694	15,033,972
Controlled investments	32,568,273	(10,972,967)	(4,915,504)
Foreign currency translation	(530,799)	1,472,779	(760,440)

Net change in unrealized appreciation or depreciation	109,714,146	72,808,120	53,935,094

Net realized and unrealized gain (loss)	45,350,728	(16,310,299)	4,041,718

Net Increase in Net Assets Resulting from Operations	$92,988,803	$57,351,233	$76,920,509

Net Investment Income Per Share - basic	$0.64	$1.00	$1.00

Earnings Per Share - basic	$1.25	$0.78	$1.05

Average Shares Outstanding - basic	74,174,560	73,623,983	73,037,357

Net Investment Income Per Share - diluted	$0.64	$1.00	$1.00

Earnings Per Share - diluted	$1.19	$0.78	$1.05

Average Shares Outstanding - diluted	82,715,571	73,623,983	73,037,357
Distributions Declared Per Share	$1.04	$1.04	$1.10

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Statements of Changes in Net Assets

	December 31, 2013	December 31, 2012	December 31, 2011
Net Increase in Net Assets Resulting from Operations:
Net investment income	$47,638,075	$73,661,532	$72,878,791
Net realized loss	(64,363,418)	(89,118,419)	(49,893,376)
Net change in unrealized appreciation or depreciation	109,714,146	72,808,120	53,935,094

Net increase in net assets resulting from operations	92,988,803	57,351,233	76,920,509

Distributions to Stockholders from:
Net investment income	(44,542,806)	(5,434,267)	(59,230,030)
Tax return of capital	(32,599,852)	(71,138,035)	(21,131,865)

Total distributions	(77,142,658)	(76,572,302)	(80,361,895)

Capital Share Transactions:
Equity component of convertible debt	1,189,747	—	—
Proceeds from shares sold	—	—	2,000,000
Reinvestment of distributions	5,288,757	5,591,912	8,021,087
Purchases of treasury stock	—	—	(4,050,776)

Net increase in net assets resulting from capital share transactions	6,478,504	5,591,912	5,970,311

Total Increase (Decrease) in Net Assets	22,324,649	(13,629,157)	2,528,925
Net assets at beginning of year	687,379,692	701,008,849	698,479,924

Net assets at end of year	$709,704,341	$687,379,692	$701,008,849

Capital Share Activity:
Shares issued from subscriptions	—	—	200,000
Shares issued from reinvestment of distributions	569,804	621,797	904,774
Purchases of treasury stock	—	—	(463,828)

Net increase in shares outstanding	569,804	621,797	640,946

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Statements of Cash Flows

	December 31, 2013	December 31, 2012	December 31, 2011
Operating Activities:
Net increase in net assets resulting from operations	$92,988,803	$57,351,233	$76,920,509
Adjustments to reconcile net increase in net assets resulting from operations:
PIK interest and dividends	(10,206,849)	(5,584,869)	(5,204,322)
Net amortization on investments	(13,975,663)	(16,258,453)	(10,904,536)
Amortization of debt issuance costs	1,985,234	2,524,915	2,499,742
Net change in unrealized on investments	(110,244,945)	(71,335,341)	(54,695,534)
Net change in unrealized on foreign currency translation	530,799	(1,472,779)	760,440
Net realized (gain) loss on investments	57,666,741	87,932,990	51,102,184
Net realized (gain) loss on foreign currency	166,934	1,185,429	(1,208,808)
Changes in operating assets:
Purchase of investments	(523,528,274)	(311,512,999)	(396,325,881)
Purchase of foreign currency contracts—net	(59,002)	(1,188,704)	1,204,593
Proceeds from disposition of investments	442,623,803	314,755,655	249,139,391
Change in receivable for investments sold	(22,251,290)	2,229,709	2,581,484
Change in interest receivable	3,015,187	2,426,623	(5,711,538)
Change in dividends receivable	—	(317,146)	1,356,128
Change in prepaid expenses and other assets	(2,401,121)	(159,925)	(124,111)
Changes in operating liabilities:
Change in payable for investments purchased	20,559,757	18,646	(2,304,840)
Change in interest payable	2,618,884	(315,052)	5,336,100
Change in management fees payable	176,604	333,138	938,734
Change in incentive management fees payable	14,447,274	8,399,771	(2,735,939)
Change in accrued administrative services	(7,000)	132,375	64,461
Change in other accrued expenses and payables	1,250,069	(827,904)	212,149

Net cash provided by (used in) operating activities	(44,644,055)	68,317,312	(87,099,594)

Financing Activities:
Distributions paid in cash	(71,705,637)	(70,824,560)	(76,522,495)
Proceeds from debt	503,902,891	311,400,000	407,250,000
Repayments of debt	(371,581,650)	(307,550,000)	(234,250,000)
Net proceeds from issuance of common stock	—	—	2,000,000
Deferred debt issuance costs	(6,618,906)	—	(1,690,580)
Purchase of treasury stock	—	—	(4,050,776)

Net cash provided by (used in) financing activities	53,996,698	(66,974,560)	92,736,149

Effect of exchange rate changes on cash	—	396	(18,433)

Net increase (decrease) in cash	9,352,643	1,343,148	5,618,122
Cash and cash equivalents, beginning of period	9,122,141	7,778,993	2,160,871

Cash and cash equivalents, end of period	$18,474,784	$9,122,141	$7,778,993

Supplemental disclosure of cash flow information and non-cash financing activities:
Cash paid during period for:
Interest	$16,968,352	$18,995,668	$9,904,927
Taxes	$472,233	$1,866,468	$916,419
Distributions reinvested	$5,288,757	$5,591,912	$8,021,087

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments

December 31, 2013

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Senior Secured Notes—31.9%
Advanced Lighting Technologies, Inc., First Lien(i)	Lighting	10.50%	6/1/19	$20,000,000	$19,582,933	$15,000,000
AGY Holding Corp., Second Lien(d)(i)	Glass Yarns/Fibers	11.00%	12/15/16	21,762,500	19,462,510	19,151,000
American Piping Products, Inc., Second Lien(i)	Distribution	12.88%	11/15/17	20,000,000	19,669,891	19,800,000
American Residential Services L.L.C. et al., Second Lien(i)	HVAC/ Plumbing Services	12.00%	4/15/15	46,000,000	45,801,024	46,000,000
BPA Laboratories Inc., First Lien(i)	Healthcare Services	12.25%	4/1/17	35,078,000	34,243,609	35,078,000
Sizzling Platter LLC et al., First Lien(i)	Restaurants	12.25%	4/15/16	30,000,000	29,508,767	30,600,000
TriMark USA, LLC., Second Lien(n)(o)	Food Service Equipment	13.00%	6/29/16	52,138,638	52,138,638	52,138,638
U.S. Well Services, LLC, Second Lien(i)	Energy	14.50%	2/15/17	9,000,000	8,917,538	8,917,538

Total Senior Secured Notes					229,324,910	226,685,176

Unsecured Debt—16.7%
Higginbotham Insurance Holdings, Inc.	Insurance	11.00%	12/14/18	36,750,000	36,750,000	36,750,000
QHB Holdings LLC(o)	Materials	16.00%	12/17/19	20,000,000	20,000,000	20,000,000
Red Apple Stores Inc.(f)(g)(o)(q)	Discount Stores	18.00%	7/11/17	5,454,365	5,454,365	5,454,365
SVP Worldwide Ltd.(g)(o)(q)	Consumer Products	14.00%	6/27/18	44,170,052	44,170,052	44,170,052
Townsquare Media, LLC(o)	Media & Entertainment	10.00%	9/30/19	12,156,667	12,156,667	12,156,667

Total Unsecured Debt					118,531,084	118,531,084

Subordinated Debt—11.1%
A & A Manufacturing Co., Inc.(o)	Protective Enclosures	14.00%	5/16/16	32,995,314	32,995,314	32,995,314
Automobile Protection Corporation—APCO(n)	Insurance	9.74%	6/17/19	25,000,000	25,000,000	25,000,000
The Pay-O-Matic Corp.(o)	Financial Services	14.00%	9/30/16	20,400,000	20,400,000	20,400,000

Total Subordinated Debt					78,395,314	78,395,314

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2013

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Senior Secured Loans—74.3%(e)
Accriva Diagnostics, Inc., First Lien	Healthcare	12.25%	1/17/19	$21,000,000	$21,000,000	$21,000,000
AGY Holding Corp., Second Lien(d)	Glass Yarns/Fibers	12.00%	9/15/16	7,964,650	7,964,650	7,964,650
AL Solutions, Inc., Term Loan B, Second Lien(o)	Metals	5.00%	12/31/19	71,032	—	—
Alpha Media Group Inc., First Lien(o)	Publishing	12.00%	7/15/16	6,280,313	4,338,433	538,000
AmQuip Crane Rental LLC, Second Lien	Construction Equipment	12.00%	12/19/17	41,068,361	41,068,361	39,014,942
Arclin US Holdings Inc., Second Lien(g)(n)(q)	Chemicals	7.75%	1/15/15	3,451,615	3,271,711	3,451,615
Ascend Learning, LLC, Second Lien(n)	Education	11.50%	12/6/17	20,000,000	20,000,000	20,000,000
Attachmate Corporation et al., Second Lien(n)	Software	11.00%	11/22/18	24,191,324	23,849,327	24,191,324
Bankruptcy Management Solutions, Inc., Term Loan A, First Lien(f)(n)	Financial Services	4.50%	6/27/17	1,645,833	1,545,450	1,596,458
Bankruptcy Management Solutions, Inc., Term Loan B, First Lien(f)(n)	Financial Services	7.00%	6/27/18	12,161,227	10,088,490	10,458,655
Citrus Energy Appalachia, LLC, Second Lien(n)	Energy	9.75%	7/26/18	27,787,500	26,993,013	26,953,875
Isola USA Corp., First Lien(n)	Laminate Products	9.25%	11/29/18	5,000,000	4,925,500	5,050,000
K2 Pure Solutions Nocal, L.P. First Lien(n)	Chemicals	10.00%	8/19/19	20,000,000	19,624,645	20,000,000
MediMedia USA, Inc., First Lien(n)	Information Services	8.00%	11/20/18	9,950,000	9,683,071	9,651,500
MediMedia USA, Inc., Second Lien(n)	Information Services	12.25%	11/20/19	60,000,000	58,360,932	58,200,000
Omnitracs, Inc., Second Lien(n)	Trucking Fleet Management Systems	8.75%	5/25/21	3,000,000	2,970,195	3,020,625
Pre-Paid Legal Services, Inc., Second Lien(n)	Legal Services	9.75%	7/1/20	25,000,000	24,649,793	25,000,000
Quality Home Brands Holdings LLC, Second Lien(n)	Materials	11.75%	6/17/19	40,000,000	40,000,000	40,000,000
Red Apple Stores Inc., Second Lien(f)(g)(q)	Discount Stores	16.00%	1/11/17	20,000,000	20,000,000	20,000,000
Renaissance Learning, Inc., Second Lien(n)	Education Software	8.75%	5/14/21	3,000,000	2,955,733	3,031,875
Road Infrastructure Investment, LLC, Second Lien(n)	Manufacturing	10.25%	9/30/18	15,000,000	14,831,430	15,000,000
Royal Adhesives and Sealants, LLC, Second Lien(n)	Chemicals	9.75%	1/31/19	6,000,000	5,888,863	6,075,000
Shoreline Energy LLC, Second Lien(n)	Energy	10.25%	3/30/19	30,000,000	29,139,991	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2013

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Sur La Table, Inc., First Lien	Consumer Products	12.00%	7/28/17	$50,000,000	$50,000,000	$51,000,000
United Subcontractors, Inc., First Lien(d)(n)(o)	Building and Construction	4.25%	6/30/15	5,015,119	4,933,931	5,015,119
Water Pik, Inc., Second Lien(n)	Consumer Products	9.75%	1/8/21	22,500,000	21,552,192	22,050,000
WBS Group LLC, First Lien(f)(n)	Software	9.50%	6/30/15	27,284,255	27,284,255	27,284,255
WBS Group LLC, Second Lien(f)(n)	Software	10.50%	12/31/15	24,999,000	24,652,270	24,999,000
Westward Dough Operating Company, LLC, First Lien(f)	Restaurants	8.00%	3/2/17	6,590,896	6,590,896	6,656,805

Total Senior Secured Loans					528,163,132	527,203,698

Preferred Stock—3.5%
Advantage Insurance Holdings, Ltd.(d)(g)(i)(q)	Insurance	8.00%		500,000	5,100,822	5,100,822
Alpha Media Group Holdings Inc., Series A-2(p)	Publishing			5,000	—	—
KAGY Holding Company, Inc. (AGY Holding Corp.)(d)	Glass Yarns/Fibers	20.00%		22,960	5,016,519	4,732,950
Progress Financial Corporation, Series F-1(p)	Financial Services			963,710	740,313	1,263,255
Progress Financial Corporation, Series G(p)	Financial Services			1,758,256	2,013,112	2,304,765
USI Senior Holdings, Inc. (United Subcontractors)(d)(p)	Building and Construction			208,742	3,812,635	6,262,254
VSS-AHC Consolidated Holdings Corp. (Advanstar Global LLC)(d)	Printing/ Publishing	15.00%		4,809	5,208,213	5,208,213

Total Preferred Stock					21,891,614	24,872,259

Common Stock—20.2%(p)
Alpha Media Group Holdings Inc., Class B	Publishing			12,500	—	—
Arclin Cayman Holdings Ltd.(g)(q)	Chemicals			450,532	9,722,203	18,440,000
Bankruptcy Management Solutions, Inc.(f)	Financial Services			368,124	16,654,505	17,242,928
ECI Holdco, Inc., Class A-1(f)	Electronics			20,540,133	23,077,697	68,604,042
M & M Tradition Holdings Corp.(d)	Sheet Metal Fabrication			500,000	5,000,000	9,250,000
Red Apple Stores Inc.(f)(g)(h)(q)	Discount Stores			8,756,859	8,242,821	8,242,821
Tygem Holdings, Inc., Class A	Metals			30,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2013

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
USI Senior Holdings, Inc. (United Subcontractors)(d)	Building and Construction			208,742	$3,814,281	$21,575,553

Total Common Stock					66,511,507	143,355,344

Limited Partnership/Limited Liability Company Interests—9.6%
ARS Investment Holdings, LLC(j)(p)	HVAC/Plumbing Services			128,358	21,658	1,130,000
DynaVox Systems Holdings, LLC(k)(p)	Augmentative Communication Products			272,369	758,069	32,684
Higginbotham Investment Holdings, LLC(p)	Insurance			1,163	1,139,535	1,715,117
Marquette Transportation Company Holdings, LLC(l)(p)	Transportation			25,000	5,000,000	2,912,000
Marsico Holdings, LLC(i)(p)	Financial Services			91,445	1,848,077	18,732
Penton Business Media Holdings, LLC(d)(p)	Information Services			226	9,050,000	36,441,130
PG Holdco, LLC	Healthcare Services	15.00%		333	430,772	430,772
PG Holdco, LLC, Class A(p)	Healthcare Services			16,667	166,667	410,569
Sentry Security Systems Holdings, LLC(p)	Security Services			147,271	147,271	15,943
Sentry Security Systems Holdings, LLC	Security Services	8.00%		602,729	1,024,686	1,024,686
VSS-AHC Holdings LLC (Advanstar Global LLC)(d)(p)	Printing/ Publishing			884,716	6,150,647	13,394,600
WBS Group LLC(f)(m)(p)	Software			—	1,000	6,056,783
Westward Dough Holdings, LLC, Class A(f)(p)	Restaurants			350,000	9,260,324	4,781,000

Total Limited Partnership/Limited Liability Company Interests					34,998,706	68,364,016

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2013

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Equity Warrants/Options—4.3%(p)
Arclin Cayman Holdings Ltd., Tranche 1(g)(q)	Chemicals		expire 1/15/14	230,159	$403,815	$6,082,021
Arclin Cayman Holdings Ltd., Tranche 2(g)(q)	Chemicals		expire 1/15/15	230,159	323,052	6,088,754
Arclin Cayman Holdings Ltd., Tranche 3(g)(q)	Chemicals		expire 1/15/14	230,159	484,578	5,391,543
Arclin Cayman Holdings Ltd., Tranche 4(g)(q)	Chemicals		expire 1/15/15	230,159	403,815	5,399,833
Bankruptcy Management Solutions, Inc., Tranche A(f)	Financial Services		expire 6/27/18	28,464	375,040	375,725
Bankruptcy Management Solutions, Inc., Tranche B(f)	Financial Services		expire 6/27/19	30,654	342,295	343,631
Bankruptcy Management Solutions, Inc., Tranche C(f)	Financial Services		expire 6/27/20	45,981	468,803	474,524
Facet Investment, Inc.	Medical Devices		expire 1/18/21	1,978	250,000	80,415
Marsico Parent Superholdco, LLC (i)	Financial Services		expire 12/14/19	455	444,450	—
Progress Financial Corporation	Financial Services		expire various	6,959,220	3,183,106	5,729,127
Twin River Worldwide Holdings, Inc., Contingent Value Rights	Gaming		expire 11/5/17	1,000	5,000	600,000

Total Equity Warrants/Options					6,683,954	30,565,573

TOTAL INVESTMENTS—171.6%					$1,084,500,221	1,217,972,464

OTHER ASSETS & LIABILITIES (NET)—(71.6)%						(508,268,123)

NET ASSETS—100.0%						$709,704,341

(a)	Unaudited
(b)	Represents amortized cost for fixed income securities and cost for preferred and common stock, limited partnership/limited liability company interests and equity warrants/options.
(c)	Fair value is determined by or under the direction of the Company’s Board of Directors. See Note 2 for further details.
(d)	Transaction and other information for “non-controlled, affiliated” investments under the Investment Company Act of 1940, whereby the Company owns 5% or more (but not more than 25%) of the portfolio company’s outstanding voting securities.
(e)	Approximately 72% of the senior secured loans of the Company’s portfolio companies bear interest at a floating rate that may be determined by reference to the London Interbank Offered Rate (LIBOR) or other base rate (commonly the Federal Funds Rate or the Prime Rate), at the borrower’s option. In addition, approximately 71% of such senior secured loans have floors of 1.00% to 1.75%. The borrower under a senior secured loan generally has the option to select from interest reset periods of one, two, three or six months and may alter that selection at the end of any reset period. The stated interest rate represents the weighted average interest rate at December 31, 2013 of all contracts within the specified loan facility.

The accompanying notes are an integral part of these consolidated financial statements.

							For the Year Ended December 31, 2013
Non-controlled, Affiliated Investments	Fair Value at December 31,2012	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2013		Net Realized Gain (Loss)	Interest Income	Fee Income	Dividend Income
Advantage Insurance Holdings, Ltd.
Preferred Stock	$—	$5,100,822	$—	$—	$5,100,822		$—	$—	$—	$100,823
AGY Holding Corp.:
Senior Secured Note	—	19,462,510	—	(311,510)	19,151,000	†	—	1,528,400	—	—
Senior Secured Loan	—	7,964,650	—	—	7,964,650	†	—	496,462	—	—
KAGY Holding Company, Inc. (AGY Holding Corp.)
Preferred Stock	—	5,016,519	—	(283,569)	4,732,950	†	—	—	—	501,229
M&M Tradition Holdings Corp.
Common Stock	6,250,000	—	—	3,000,000	9,250,000		—	—	—	—
Penton Business Media Holdings, LLC
Limited Liability Co. Interest	22,111,124	—	—	14,330,006	36,441,130		—	—	—	—
Penton Media, Inc. et al.
Senior Secured Loan	20,822,342	3,834,740	(23,687,192)	(969,890)	—		—	4,599,171	—	—
United Subcontractors, Inc.
Senior Secured Loan	3,242,631	1,454,257	—	318,231	5,015,119		21	406,643	—	—
USI Senior Holdings, Inc.:
Common Stock	3,485,140	88,832	(344)	18,001,925	21,575,553		—	—	—	—
Preferred Stock	4,934,133	87,527	—	1,240,594	6,262,254		—	—	—	—
VSS-AHC Consolidated Holdings Corp. (Advanstar Global LLC)
Preferred Stock	—	5,208,213	—	—	5,208,213		—	—	—	399,212
VSS-AHC Holdings LLC. (Advanstar Global LLC)
Limited Liability Co. Interest	6,904,802	—	—	6,489,798	13,394,600		—	—	—	—

Totals	$67,750,172	$48,218,070	$(23,687,536)	$41,815,585	$134,096,291		$21	$7,030,676	$—	$1,001,264

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind (“PIK”) interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
†	Investment moved into non-controlled, affiliated category during the period.

The aggregate fair value of non-controlled, affiliated investments at December 31, 2013 represents 18.9% of the Company’s net assets.

(f)	Transaction and other information for “controlled” investments under the Investment Company Act of 1940, whereby the Company owns more than 25% of the portfolio company’s outstanding voting securities.
(g)	Non-U.S. company or principal place of business outside the U.S.
(h)	Original purchase denominated in Canadian dollars.
(i)	Security is exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers. In the aggregate, these securities represent 27% of the Company’s net assets at December 31, 2013.
(j)	The Company is the sole stockholder of BKC ARS Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of American Residential Services L.L.C. and thus a non-controlled, non-affiliated investment.
(k)	The Company is the sole stockholder of BKC DVSH Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of DynaVox Systems LLC and thus a non-controlled, non-affiliated investment.
(l)	The Company is the sole stockholder of BKC MTCH Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of Marquette Transportation Company Holdings, LLC and thus a non-controlled, non-affiliated investment.
(m)	The Company is the sole stockholder of BKC-WBS, LLC, a consolidated subsidiary, which is the beneficiary of more than 25% of the voting securities of WBS Group LLC and thus a controlled investment.

The accompanying notes are an integral part of these consolidated financial statements.

							For the Year Ended December 31, 2013
Controlled Investments	Fair Value at December 31, 2012	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2013		Net Realized Gain (Loss)	Interest Income	Fee Income
Bankruptcy Management Solutions, Inc.:
Senior Secured Loan, First Lien, A	$1,960,000	$2,156,660	$(2,354,167)	$(166,035)	$1,596,458		$218,374	$129,497	$358,705
Senior Secured Loan, First Lien, B	17,148,766	32,131,115	(35,752,294)	(3,068,932)	10,458,655		2,269,456	2,779,506	100,000
Senior Secured Loan, Second Lien	7,703,412	406,328	(25,556,717)	17,446,977	—	†	(24,547,868)	494,976	—
Common Stock	—	16,658,378	(3,873)	588,423	17,242,928		(9,600,072)	—	—
Warrants	—	1,216,827	(30,689)	7,742	1,193,880		(396,273)	—	—
BKC CSP Blocker, Inc.
Common Stock	—	167,401	(167,401)	—	—		167,401	—	—
ECI Holdco, Inc.
Common Stock	47,981,132	4,050,000	—	16,572,910	68,604,042		—	—	—
Red Apple Stores, Inc.:
Unsecured Debt	—	5,454,365	—	—	5,454,365	††	—	454,544	—
Senior Secured Loan	—	20,000,000	—	—	20,000,000	††	—	1,546,669	1,250,000
Common Stock	—	8,512,095	(269,274)	—	8,242,821	††	—	—	—
WBS Group LLC:
Senior Secured Loan, First Lien	27,284,255	—	—	—	27,284,255		—	2,055,137	1,000,000
Senior Secured Loan, Second Lien	24,999,000	188,354	(140,633)	(47,721)	24,999,000		134	2,635,733	29,975
Limited Liability Co. Interest	6,056,783	—	—	—	6,056,783		—	—	—
Westward Dough Operating Company, LLC
Senior Secured Loan	6,590,896	—	—	65,909	6,656,805		—	523,243	—
Westward Dough Holdings, LLC
Limited Liability Co. Interest	3,612,000	—	—	1,169,000	4,781,000		—	—	—

Totals	$143,336,244	$90,941,523	$(64,275,048)	$32,568,273	$202,570,992		$(31,888,848)	$10,619,305	$2,738,680

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
†	Investment no longer held at December 31, 2013.
††	Investment moved into controlled category during the period.

The aggregate fair value of controlled investments at December 31, 2013 represents 28.5% of the Company’s net assets.

(n)	Security bears interest at a floating rate that may or may not include an interest rate floor.
(o)	Interest may be paid in cash or PIK, or a combination thereof which is generally at the option of the borrower. PIK earned is included in the cost basis of the security. PIK represented approximately 6.1% of interest income earned for the year ended December 31, 2013. In accordance with the Company’s policy, PIK may be recorded on an effective yield basis.
(p)	Non-income producing equity securities at December 31, 2013.
(q)	BDCs are required to invest at least 70% of their total assets primarily in securities of private or thinly traded U.S. public companies, cash, cash equivalents, U.S. Government securities and other high quality debt investments that mature in one year or less. The securities referenced represent either fully or partially non-qualified assets for purposes of this requirement.

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments

December 31, 2012

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Senior Secured Notes—28.2%
Advanced Lighting Technologies, Inc., First Lien(i)	Lighting	10.50%	6/1/19	$20,000,000	$19,529,046	$20,000,000
AGY Holding Corp., Second Lien	Glass Yarns/Fibers	11.00%	11/15/14	28,475,000	22,580,140	19,647,750
American Piping Products, Inc., Second Lien(i)	Distribution	12.88%	11/15/17	20,000,000	19,606,207	20,000,000
American Residential Services L.L.C. et al., Second Lien(i)	HVAC/ Plumbing Services	12.00%	4/15/15	40,000,000	39,893,591	39,600,000
BPA Laboratories Inc., First Lien(i)	Healthcare Services	12.25%	4/1/17	33,250,000	32,260,771	32,917,500
Sizzling Platter LLC et al., First Lien(i)	Restaurants	12.25%	4/15/16	30,000,000	29,294,034	30,000,000
TriMark USA, Inc., Second Lien(q)(r)	Food Service Equipment	11.50%	11/30/13	33,441,088	33,441,088	31,769,036

Total Senior Secured Notes					196,604,877	193,934,286

Unsecured Debt—10.1%
Higginbotham Insurance Holdings, Inc.	Insurance	11.00%	12/14/18	21,000,000	21,000,000	21,000,000
Maple Hill Acquisition LLC(q)	Rigid Packaging	13.50%	10/1/15	5,000,000	4,914,125	5,000,000
SVP Worldwide Ltd.(p)(q)	Consumer Products	14.00%	6/27/18	43,725,040	43,725,040	43,725,040

Total Unsecured Debt					69,639,165	69,725,040

Subordinated Debt—14.2%
A & A Manufacturing Co., Inc.(q)	Protective Enclosures	14.00%	5/16/16	32,995,314	32,995,314	32,995,314
MediMedia USA, Inc.(i)	Information Services	11.38%	11/15/14	19,950,000	19,219,198	18,753,000
The Pay-O-Matic Corp.(q)	Financial Services	14.00%	9/30/16	20,400,000	20,400,000	20,400,000
Sarnova HC, LLC et al.(q)	Healthcare Products	14.00%	4/6/16	25,762,284	25,361,778	25,762,284

Total Subordinated Debt					97,976,290	97,910,598

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2012

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Senior Secured Loans—81.0%(e)
Advantage Sales & Marketing Inc., Second Lien(r)	Marketing Services	9.25%	6/17/18	$10,000,000	$9,890,614	$10,000,000
Airvana Network Solutions Inc., First Lien(r)	Software	10.00%	3/25/15	1,376,190	1,360,814	1,376,190
AL Solutions, Inc., Term Loan B, Second Lien(q)	Metals	5.00%	12/31/19	67,543	—	—
Alpha Media Group Inc., First Lien(q)	Publishing	12.00%	7/15/13	5,570,965	4,276,112	445,676
AmQuip Crane Rental LLC, Second Lien	Construction Equipment	12.00%	12/19/17	41,186,747	41,186,747	36,656,205
Arclin US Holdings Inc., Second Lien(g)(p)(r)	Chemicals	7.75%	1/15/15	3,487,477	3,128,529	3,487,477
Ascend Learning, LLC, Second Lien(r)	Education	11.50%	12/6/17	20,000,000	19,574,806	20,000,000
Ashton Woods USA L.L.C., Second Lien	Homebuilding	11.75%	7/6/15	52,500,000	52,500,000	52,500,000
Attachmate Corporation et al., Second Lien(r)	Software	11.00%	11/22/18	20,000,000	19,456,360	19,600,000
Bankruptcy Management Solutions, Inc., Term Loan A, First Lien(f)(r)	Financial Services	7.50%	8/20/14	2,000,000	1,742,957	1,960,000
Bankruptcy Management Solutions, Inc., Term Loan B, First Lien(f)(q)(r)	Financial Services	7.50%	8/20/14	21,435,958	13,709,669	17,148,766
Bankruptcy Management Solutions, Inc., Term Loan A, Second Lien(f)(q)(r)	Financial Services	8.21%	8/20/15	34,237,388	25,150,389	7,703,412
The Bargain! Shop Holdings Inc., First Lien(g)(h)(p)	Discount Stores	16.00%	7/1/14	23,857,000	23,870,128	23,934,774
Berlin Packaging L.L.C., Second Lien(r)	Rigid Packaging	6.71%	8/17/15	24,000,000	23,763,460	23,520,000
Dial Global, Inc. et. al., Second Lien(q)(r)	Media & Entertainment	13.00%	7/21/17	43,911,945	43,434,129	36,007,795
Fitness Together Franchise Corporation, First Lien(q)	Personal Fitness	11.50%	11/10/13	4,554,665	4,554,665	4,326,933
InterMedia Outdoors, Inc., Second Lien(r)	Printing/ Publishing	7.01%	1/31/14	10,000,000	10,000,000	10,000,000
MCCI Group Holdings, LLC, Second Lien(r)	Healthcare Services	10.75%	1/29/18	57,000,000	57,000,000	57,000,000
MediMedia USA, Inc.(r)	Information Services	6.25%	8/15/14	15,000,000	13,850,567	13,850,567

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2012

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Penton Media, Inc. et al., First Lien(d)(q)(r)	Information Services	5.00%	8/1/14	$23,395,890	$19,852,452	$20,822,342
Pre-Paid Legal Services, Inc., First Lien(r)	Legal Services	11.00%	12/31/16	15,000,000	14,673,297	15,000,000
Progress Financial Corporation, Second Lien(r)	Financial Services	13.00%	6/18/15	35,750,000	35,176,063	35,750,000
Road Infrastructure Investment, LLC, Second Lien(r)	Manufacturing	10.25%	9/30/18	10,000,000	9,821,828	10,000,000
SOURCEHOV LLC, Second Lien(r)	Process Outsourcing	10.50%	4/29/18	25,000,000	22,566,623	23,250,000
Sur La Table, Inc., First Lien	Consumer Products	12.00%	7/28/17	50,000,000	50,000,000	50,000,000
United Subcontractors, Inc., First Lien(d)(q)(r)	Building and Construction	6.32%	6/30/15	3,602,923	3,479,674	3,242,631
WBS Group LLC, First Lien(f)(r)	Software	6.50%	6/30/13	27,284,255	27,284,255	27,284,255
WBS Group LLC, Second Lien(f)(r)	Software	10.50%	12/31/13	24,999,000	24,604,549	24,999,000
Westward Dough Operating Company, LLC, First Lien(f)	Restaurants	7.00%	3/2/17	6,590,896	6,590,896	6,590,896

Total Senior Secured Loans					582,499,583	556,456,919

Preferred Stock—0.9%(s)
Alpha Media Group Holdings Inc., Series A-2	Publishing			5,000	—	—
Progress Financial Corporation, Series F-1	Financial Services			963,710	740,313	914,173
USI Senior Holdings, Inc. (United Subcontractors)(d)	Building and Construction			164,471	3,725,108	4,934,133

Total Preferred Stock					4,465,421	5,848,306

Common Stock—10.5%(s)
Alpha Media Group Holdings Inc., Class B	Publishing			12,500	—	—
Arclin Cayman Holdings Ltd.(g)(p)	Chemicals			450,532	9,722,203	14,624,959
Bankruptcy Management Solutions, Inc.(f)	Financial Services			326,873	9,600,072	—
ECI Holdco, Inc., Class A-1 (Electrical Components)(f)	Electronics			19,040,132	19,027,697	47,981,132

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2012

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
M & M Tradition Holdings Corp.(d)	Sheet Metal Fabrication			500,000	$5,000,000	$6,250,000
Tygem Holdings, Inc., Class A	Metals			30,000	—	—
USI Senior Holdings, Inc. (United Subcontractors)(d)	Building and Construction			164,471	3,725,793	3,485,140

Total Common Stock					47,075,765	72,341,231

Limited Partnership/Limited Liability Company Interests—7.1%
ARS Investment Holdings, LLC(k)(s)	HVAC/ Plumbing Services			102,601	—	790,000
DynaVox Systems Holdings, LLC(m)(s)	Augmentative Communication Products			272,369	758,069	100,777
Higginbotham Investment Holdings, LLC(s)	Insurance			1,163	1,500,000	1,500,000
Marquette Transportation Company Holdings, LLC(n)(s)	Transportation			25,000	5,000,000	6,169,000
Marsico Holdings, LLC(i)(s)	Financial Services			91,445	1,848,077	143,569
Penton Business Media Holdings, LLC(d)(s)	Information Services			226	9,050,000	22,111,124
PG Holdco, LLC (Press Ganey)	Healthcare Services	15.00%		333	374,585	374,585
PG Holdco, LLC (Press Ganey), Class A(s)	Healthcare Services			16,667	166,667	317,477
Sentry Security Systems Holdings, LLC(s)	Security Services			147,271	147,271	8,264
Sentry Security Systems Holdings, LLC	Security Services	8.00%		602,729	948,786	948,786
VSS-AHC Holdings LLC (Advanstar Global LLC)(d)(s)	Printing/ Publishing			884,716	6,150,647	6,904,802
WBS Group LLC (f)(o)(s)	Software			—	1,000	6,056,783
Westward Dough Holdings, LLC, Class A(f)(s)	Restaurants			350,000	9,260,324	3,612,000

Total Limited Partnership/ Limited Liability Company Interests					35,205,426	49,037,167

Equity Warrants/Options—2.4%(s)
Arclin Cayman Holdings Ltd., Tranche 1(g)(p)	Chemicals		expire 1/15/14	230,159	403,815	3,743,759

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Consolidated Schedules of Investments—(Continued)

December 31, 2012

Portfolio Company	Industry(a)	Interest Rate	Maturity	Principal Amount or Number of Shares/Units	Cost(b)	Fair Value(c)
Arclin Cayman Holdings Ltd., Tranche 2(g)(p)	Chemicals		expire 1/15/15	230,159	$323,052	$3,802,514
Arclin Cayman Holdings Ltd., Tranche 3(g)(p)	Chemicals		expire 1/15/14	230,159	484,578	3,189,738
Arclin Cayman Holdings Ltd., Tranche 4(g)(p)	Chemicals		expire 1/15/15	230,159	403,815	3,303,049
Bankruptcy Management Solutions, Inc.(f)	Financial Services		expire 10/1/17	23,046	365,584	—
Facet Investment, Inc.	Medical Devices		expire 1/18/21	1,978	250,000	80,415
Marsico Parent Superholdco, LLC(i)	Financial Services		expire 12/14/19	455	444,450	—
Progress Financial Corporation	Financial Services		expire various	3,761,553	1,202,472	2,124,519
Twin River Worldwide Holdings, Inc., Contingent Value Rights	Gaming		expire 11/5/17	1,000	5,000	100,000

Total Equity Warrants/Options					3,882,766	16,343,994

TOTAL INVESTMENTS—154.4%					$1,037,349,293	1,061,597,541

OTHER ASSETS & LIABILITIES (NET)—(54.4)%						(374,217,849)

NET ASSETS—100.0%						$687,379,692

(a)	Unaudited
(b)	Represents amortized cost for fixed income securities and cost for preferred and common stock, limited partnership/limited liability company interests and equity warrants/options.
(c)	Fair value is determined by or under the direction of the Company’s Board of Directors. See Note 2 for further details.
(d)	Transaction and other information for “non-controlled, affiliated” investments under the Investment Company Act of 1940, whereby the Company owns 5% or more (but not more than 25%) of the portfolio company’s outstanding voting securities.
(e)	Approximately 69% of the senior secured loans of the Company’s portfolio companies bear interest at a floating rate that may be determined by reference to the London Interbank Offered Rate (LIBOR) or other base rate (commonly the Federal Funds Rate or the Prime Rate), at the borrower’s option. In addition, approximately 61% of such senior secured loans have floors of 1.00% to 2.00%. The borrower under a senior secured loan generally has the option to select from interest reset periods of one, two, three or six months and may alter that selection at the end of any reset period. The stated interest rate represents the weighted average interest rate at December 31, 2012 of all contracts within the specified loan facility.
(f)	Transaction and other information for “controlled” investments under the Investment Company Act of 1940, whereby the Company owns more than 25% of the portfolio company’s outstanding voting securities.
(g)	Non-U.S. company or principal place of business outside the U.S.
(h)	Principal amount is denominated in Canadian dollars.
(i)	Security is exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers. In the aggregate, these securities represent 23.5% of the Company’s net assets at December 31, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

							For the Year Ended December 31, 2012
Non-controlled, Affiliated Investments	Fair Value at December 31, 2011	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2012		Net Realized Gain (Loss)	Interest Income	Fee Income	Dividend Income
Advanstar Global LLC
Limited Liability Co. Interest	$—	$5,855,188	$—	$1,049,614	$6,904,802	††	$—	$—	$—	$—
Conney Safety Products, LLC
Subordinated Debt	25,582,734	735,708	(25,582,733)	(735,709)	—	†	—	2,137,580	735,708	—
Conney Prime Holdings LLC
Limited Liability Co. Interest	1,785,488	—	(4,742,576)	2,957,088	—	†	2,415,317	—	—	—
M&M Tradition Holdings Corp.
Common Stock	7,250,000	—	—	(1,000,000)	6,250,000		—	—	—	2,500,000
MGHC Holding Corporation:
Common Stock	224,200	—	(1,223,666)	999,466	—	†	(51,302)	—	—	—
Warrants	—	—	(136,297)	136,297	—	†	(136,297)	—	—	—
Penton Business Media Holdings, LLC
Limited Liability Co. Interest	20,321,858	—	—	1,789,266	22,111,124		—	—	—	—
Penton Media, Inc. et al.
Senior Secured Loan	8,067,187	10,921,947	(172,396)	2,005,604	20,822,342		3	2,572,608	—	—
United Subcontractors, Inc.
Senior Secured Loan	1,809,875	1,594,303	(178,130)	16,583	3,242,631		(4,006)	255,002	—	—
USI Senior Holdings, Inc.:
Common Stock	5,994,457	99,635	(3,762,412)	1,153,460	3,485,140		(344)	—	—	—
Preferred Stock	—	3,725,108	—	1,209,025	4,934,133		—	—	—	—

Totals	$71,035,799	$22,931,889	$(35,798,210)	$9,580,694	$67,750,172		$2,223,371	$4,965,190	$735,708	$2,500,000

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind (“PIK”) interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
†	Investment no longer held at December 31, 2012.
††	Investment moved into non-controlled, affiliated category during the period.

The aggregate fair value of non-controlled, affiliated investments at December 31, 2012 represents 9.9% of the Company’s net assets.

(j)	The Company is sole stockholder of BKC CSP Blocker, Inc., a consolidated subsidiary and thus a controlled investment.
(k)	The Company is the sole stockholder of BKC ARS Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of American Residential Services L.L.C. and thus a non-controlled, non-affiliated investment.
(l)	The Company is the sole stockholder of BKC ASW Blocker, Inc., a consolidated subsidiary, which is the beneficiary of more than 25% of the voting securities of American SportWorks LLC and thus a controlled investment.
(m)	The Company is the sole stockholder of BKC DVSH Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of DynaVox Systems LLC and thus a non-controlled, non-affiliated investment.
(n)	The Company is the sole stockholder of BKC MTCH Blocker, Inc., a consolidated subsidiary, which is the beneficiary of less than 5% of the voting securities of Marquette Transportation Company Holdings, LLC and thus a non-controlled, non-affiliated investment.
(o)	The Company is the sole stockholder of BKC-WBS, LLC, a consolidated subsidiary, which is the beneficiary of more than 25% of the voting securities of WBS Group LLC and thus a controlled investment.

The accompanying notes are an integral part of these consolidated financial statements.

							For the Year Ended December 31, 2012
Controlled Investments	Fair Value at December 31, 2011	Gross Additions (Cost)*	Gross Reductions (Cost)**	Net Unrealized Gain (Loss)	Fair Value at December 31, 2012		Net Realized Gain (Loss)	Interest Income	Fee Income
American SportWorks LLC
Senior Secured Loan	$3,550,900	$—	$(8,000,000)	$4,449,100	$—	†	$(7,391,074)	$—	$—
ASW International LLC(l)
Limited Liability Co. Interest	—	—	(7,428,827)	7,428,827	—	†	(7,428,827)	—	—
Bankruptcy Management Solutions, Inc.:
Senior Secured Loan, First Lien, A	1,948,000	157,842	—	(145,842)	1,960,000		—	168,256	157,843
Senior Secured Loan, First Lien, B	15,512,497	3,402,401	(187,575)	(1,578,557)	17,148,766		—	3,379,989	—
Senior Secured Loan, Second Lien	21,992,702	2,872,037	—	(17,161,327)	7,703,412		—	2,985,806	—
Common Stock	1,772,470	—	—	(1,772,470)	—		—	—	—
Warrants	4,190	—	—	(4,190)	—		—	—	—
BKC CSP Blocker, Inc.(j)
Common Stock	—	—	—	—	—	†	—	—	—
ECI Holdco, Inc.
Common Stock	42,444,480	178,861	—	5,357,791	47,981,132		—	—	—
WBS Group LLC:
Senior Secured Loan, First Lien	—	27,284,255	—	—	27,284,255		—	870,035	—
Senior Secured Loan, Second Lien	—	25,461,454	—	(462,454)	24,999,000		—	1,766,157	35,849
WBS Group LLC
Limited Liability Co. Interest	—	7,492,304	—	(1,435,521)	6,056,783		—	—	—
Westward Dough Operating Company, LLC
Senior Secured Loan	—	6,790,896	(200,000)	—	6,590,896		—	397,411	—
Westward Dough Holdings, LLC
Limited Liability Co. Interest	—	9,260,324	—	(5,648,324)	3,612,000		—	—	—

Totals	$87,225,239	$82,900,374	$(15,816,402)	$(10,972,967)	$143,336,244		$(14,819,901)	$9,567,654	$193,692

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
***	For the year ended December 31, 2012.
†	Investment no longer held at December 31, 2012.

The aggregate fair value of controlled investments at December 31, 2012 represents 20.9% of the Company’s net assets.

(p)	BDCs are required to invest at least 70% of their total assets primarily in securities of private or thinly traded U.S. public companies, cash, cash equivalents, U.S. Government securities and other high quality debt investments that mature in one year or less. The securities referenced represent either fully or partially non-qualified assets for purposes of this requirement.
(q)	Interest may be paid in cash or PIK which is generally at the option of the borrower. PIK earned is included in the cost basis of the security. PIK represented approximately 4.5% of interest income earned for the year ended December 31, 2012. In accordance with the Company’s policy, PIK may be recorded on an effective yield basis.
(r)	Security bears interest at a floating rate that may or may not include an interest rate floor.
(s)	Non-income producing equity securities at December 31, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

BlackRock Kelso Capital Corporation

Notes to Consolidated Financial Statements

1. Organization

BlackRock Kelso Capital Corporation and subsidiaries (the “Company”) was organized as a Delaware corporation on April 13, 2005 and was initially funded on July 25, 2005. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes the Company has qualified and has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986 (the “Code”). The Company is registered as an investment advisor under the Investment Advisers Act of 1940 (the “Advisers Act”).

The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in middle-market companies in the form of senior and junior secured and unsecured debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies.

On July 25, 2005, the Company completed a private placement of 35,366,589 shares of its common stock at a price of $15.00 per share receiving net proceeds of approximately $529 million. On July 2, 2007, the Company completed an initial public offering through which it sold an additional 10,000,000 shares of its common stock at a price of $16.00 per share and listed its shares on the NASDAQ Global Select Market.

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

2. Significant accounting policies

Basis of Presentation

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ and such differences could be material.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which were established to hold certain investments of the Company. The Company owns 100% of each subsidiary and, as such, the subsidiaries are consolidated into the Company’s consolidated financial statements. The subsidiaries hold investments which are treated as pass through entities for tax purposes. By investing through these 100% owned subsidiaries, the Company is able to benefit from corporate tax treatment for these entities and thereby create a tax structure that is more advantageous with respect to the RIC status of the Company. Transactions between subsidiaries, to the extent they occur, are eliminated in consolidation.

Expenses are recorded on an accrual basis.

Investments

Security transactions are accounted for on the trade date unless there are substantial conditions to the purchase. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized. Realized gains or losses on the disposition of investments are calculated using the specific identification method.

Investments for which market quotations are readily available are valued at such market quotations unless they are deemed not to represent fair value. The Company obtains market quotations, when available, from an independent pricing service or one or more broker-dealers or market makers and utilizes the average of the range of bid and ask quotations. Debt and equity securities for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued at fair value as determined in good faith by or under the direction of the Company’s Board of Directors.

Because the Company expects that there will not be a readily available market for substantially all of the investments in its portfolio, the Company expects to value substantially all of its portfolio investments at fair value as determined in good faith by or under the direction of the Board of Directors using a consistently applied valuation process in accordance with a documented valuation policy that has been reviewed and approved by the Board of Directors. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that the Company may ultimately realize.

In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of the Company’s investments than on the fair values of the Company’s investments for which market quotations are not readily available. Market quotations may be deemed not to represent fair value in certain circumstances where BlackRock Kelso Capital Advisors LLC, the Company’s investment advisor (the “Advisor”), believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security cause current market quotations to not reflect the fair value of the security. Examples of these events could include cases where a security trades infrequently causing a quoted purchase or sale price to become stale, where there is a “forced” sale by a distressed seller, where market quotations vary substantially among market makers, or where there is a wide bid-ask spread or significant increase in the bid-ask spread.

With respect to the Company’s investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, the Board of Directors has approved a multi-step valuation process applied each quarter, as described below:

(i)	The quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Advisor responsible for the portfolio investment;

(ii)	The investment professionals provide recent portfolio company financial statements and other reporting materials to independent valuation firms engaged by the Board of Directors, such firms conduct independent appraisals each quarter and their preliminary valuation conclusions are documented and discussed with senior management of the Advisor;

(iii)	The Audit Committee of the Board of Directors reviews the preliminary valuations prepared by the independent valuation firms; and

(iv)	The Board of Directors discusses valuations and determines the fair value of each investment in the portfolio in good faith based on the input of the Advisor, the respective independent valuation firms and the Audit Committee.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in determining the fair value of its investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, (e.g. non-performance risk), its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the Company’s principal market (as the reporting entity) and enterprise values.

Until the end of the second calendar quarter following its acquisition, each unquoted investment in a new portfolio company generally is held at amortized cost, which the Advisor believes approximates fair value under the circumstances. As of that date, an independent valuation firm conducts an initial independent appraisal of the investment.

Accounting Standards Codification (“ASC”) 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), issued by the Financial Accounting Standards Board (“FASB”), defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. See note 10 for further details.

Cash and Cash Equivalents

Cash and cash equivalents include short-term liquid overnight investments.

Revenue recognition

Interest income is recorded on an accrual basis and includes amortization of premiums and accretion of discounts. Discounts and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security. Premiums and discounts are determined based on the cash flows expected to be received for a particular investment upon maturity.

Dividend income is recorded on the ex-dividend date and is adjusted to the extent that the Company expects to collect such amounts. For loans and securities with payment-in-kind (“PIK”) income, which represents contractual interest or dividends accrued and added to the principal balance and generally due at maturity, such income is accrued only to the extent that the Advisor believes that the PIK income is likely to be collected. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash.

Fee income, such as structuring fees, origination, closing, commitment and other upfront fees are generally non-recurring and are recognized as revenue when earned. In instances where the Company does not perform significant services in connection with the related investment, fees paid to the Company may be deferred and amortized over the estimated life of the investment. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment and other upfront fees are recorded as income.

U.S. Federal income taxes

The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs.

In order to qualify for favorable tax treatment as a RIC, the Company is required to distribute annually to its stockholders at least 90% of its investment company taxable income, as defined by the Code. To avoid federal excise taxes, the Company must distribute annually at least 98% of our ordinary income and 98.2% of net capital gains from the current year and any undistributed ordinary income and net capital gains from the preceding years. The Company, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this income. If the Company chooses to do so, all other things being equal, this would increase expenses and reduce the amount available to be distributed to stockholders. The Company will accrue excise tax on estimated undistributed taxable income as required.

Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with GAAP. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in-capital or accumulated net realized gain (loss), as appropriate, in the period that the differences arise. Temporary and permanent differences are primarily attributable to differences in the tax treatment of certain loans and the tax characterization of income and non-deductible expenses. These differences are generally determined in conjunction with the preparation of the Company’s annual RIC tax return.

Book and tax basis differences relating to stockholder distributions and other permanent book and tax differences are reclassified among the Company’s capital accounts. In addition, the character of income and gains to be distributed is determined in accordance with income tax regulations that may differ from GAAP.

The Company may pay distributions in excess of its taxable net investment income. This excess would be a tax-free return of capital in the period and reduce the shareholder’s tax basis in its shares. The cumulative amount is disclosed on the Consolidated Statements of Assets and Liabilities as distributions in excess of taxable net investment income. Cumulative distributions in excess of taxable net investment income are $19,373,748 and $22,291,022 as of December 31, 2013 and December 31, 2012, respectively.

Distributions to Common Stockholders

Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Board of Directors. Net realized capital gains, if any, generally are distributed at least annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of distributions on behalf of stockholders, unless a stockholder elects to receive cash. As a result, if the Board of Directors authorizes, and the Company declares, a cash distribution, then stockholders who have not “opted out” of the dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of Common Stock, rather than receiving the cash distributions.

Foreign Currency

Foreign currency amounts are translated into United States dollars on the following basis:

(i)	market value of investment securities, other assets and liabilities—at the spot exchange rate on the last business day of the period; and

(ii)	purchases and sales of investment securities, income and expenses—at the rates of exchange prevailing on the respective dates of such transactions, income or expenses.

Although net assets and fair values are presented based on the applicable foreign exchange rates described above, the Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Investments denominated in foreign currencies and foreign currency transactions may involve certain considerations and risks not typically associated with those of domestic origin, including unanticipated movements in the value of the foreign currency relative to the U.S. dollar.

Debt Issuance Costs

Debt issuance costs are amortized over the term of the related debt using the straight line method.

Equity Offering Expenses

The Company records registration expenses related to its shelf registration statement and related SEC filings as prepaid assets. These expenses are charged as a reduction of capital upon utilization, in accordance with ASC 946, Financial Services—Investment Companies.

Non-Accrual Loans

Loans or debt securities are placed on non-accrual status, as a general matter, when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current. The Company may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends the existing fair value guidance within ASC 820-10. The amendments include: (1) application of the concepts of highest and best use and valuation premise only to measuring the fair value of nonfinancial assets (that is, it does not apply to financial assets or any liabilities), (2) an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk, which allows an entity to measure the fair value of the net risk position, when several criteria are met, (3) extension of the prohibition of a blockage factor application to all fair value measurements, (4) a model for the fair value measurement of instruments classified within an entity’s shareholders’ equity which is consistent with the guidance of measuring the fair value for liabilities, (5) additional disclosures for fair value measurements categorized in Level 3 of the fair value hierarchy: (i) quantitative information about unobservable inputs used, (ii) a description of the valuation processes used by the entity and (iii) a qualitative discussion about the sensitivity of the measurements, (6) disclosure of the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed and (7) disclosure of any transfers between Levels 1 and 2 of the fair value hierarchy, not just significant transfers. The provisions of ASU 2011-04 were effective for the Company on January 1, 2012. Management has adopted the provisions of ASU 2011-04 on January 1, 2012. The adoption of ASU 2011-04 did not have an impact on the measurement of fair value of the Company’s investments, but did impact the Company’s disclosures related to fair value, which have been reflected in the notes to these consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). These disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity’s financial position. They also improve transparency in the reporting of how companies mitigate credit risk, including disclosure of related collateral pledged or received. In addition, ASU 2011-11 facilitates comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the financial position; and to disclose instruments and transactions subject to an agreement similar to a master netting agreement. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The Company adopted ASU 2011-11 on January 1, 2013. The impact of the adoption of ASU 2011-11 did not have a significant impact on the Company’s consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). This update clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815. This update is effective for the Company for the year ending December 31, 2013, and did not have a material effect on the Company’s consolidated financial statements.

In June 2013, the FASB issued ASU 2013-08, Financial Services—Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU 2013-08”). ASU 2013-08 amends the current criteria for an entity to qualify as an investment company, creates new disclosure requirements and amends the measurement criteria for certain interests in other investment companies. ASU 2013-08 is effective on January 1, 2014, and is not expected to have a material effect on the Company’s consolidated financial statements.

3. Agreements and related party transactions

Base Management Fee

The Company has entered into an investment management agreement (the “Management Agreement”) with the Advisor, under which the Advisor, subject to the overall supervision of the Company’s Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, the Company. For providing these services, the Advisor receives a base management fee (the “Management Fee”) from the Company quarterly in arrears at an annual rate of 2.0% of the Company’s total assets, including any assets acquired with the proceeds of leverage.

For the years ended December 31, 2013, 2012 and 2011, the Advisor earned $21,629,665, $22,504,433 and $19,841,258, respectively, in base management fees under the Management Agreement.

Incentive Management Fee

The Management Agreement provides that the Advisor or its affiliates may be entitled to an incentive management fee (the “Incentive Fee”) under certain circumstances. The determination of the Incentive Fee, as described in more detail below, will result in the Advisor or its affiliates receiving no Incentive Fee payments if returns to Company stockholders do not meet an 8.0% annualized rate of return during the applicable fee measurement period, and will result in the Advisor or its affiliates receiving less than the full amount of the Incentive Fee percentage until returns to stockholders exceed an approximate 13.3% annualized rate of return during such period. Annualized rate of return in this context is computed by reference to the Company’s net asset value and does not take into account changes in the market price of the Company’s common stock.

The Advisor will be entitled to receive the Incentive Fee if the Company’s performance exceeds a “hurdle rate” during different measurement periods: trailing four quarters’ periods (which applies only to the portion of the Incentive Fee based on income) and annual periods (which applies only to the portion of the Incentive Fee based on capital gains). The “trailing four quarters’ periods” for purposes of determining the income portion of the Incentive Fee payable for the three months ended December 31, 2013 and 2012 was determined by reference to the four quarter periods ended on December 31, 2013 and 2012, respectively. The term “annual period” means the period beginning on July 1 of each calendar year and ending on June 30 of the next calendar year.

The hurdle rate for each measurement period is 2.0% multiplied by the Company’s net asset values at the beginning of each calendar quarter during the measurement period, calculated after giving effect to any distributions that occurred during the measurement period. A portion of the Incentive Fee is based on the Company’s income and a portion is based on capital gains. Each portion of the Incentive Fee is described below.

Quarterly Incentive Fee Based on Income. For each trailing four quarters’ period, the Company pays the Advisor an Incentive Fee based on the amount by which (A) aggregate distributions and amounts distributable out of taxable net income (excluding any capital gain and loss) during the period less the sum of, if negative, net unrealized capital appreciation/(depreciation) and net realized capital gains/(losses) during the period, in excess of (B) the hurdle rate for the period. The amount of the excess of (A) over (B) described in this paragraph for each period is referred to as the excess income amount.

The portion of the Incentive Fee based on income for each period will equal 50% of the period’s excess income amount, until the cumulative Incentive Fee payments for the period equal 20% of the period’s income amount distributed or distributable to stockholders as described in clause (A) of the preceding paragraph. Thereafter, the portion of the Incentive Fee based on income for the period will equal 20% of the period’s remaining excess income amount.

For the years ended December 31, 2013, 2012 and 2011, the Advisor earned $10,889,088, $16,997,054 and $11,878,159, respectively, in Incentive Fees based on income from the Company.

Annual Incentive Fee Based on Capital Gains. The portion of the Incentive Fee based on capital gains is calculated and paid on an annual basis beginning on July 1, 2007, the first day of the calendar quarter in which the Public Market Event occurred and each annual period thereafter, ending on June 30 of the next calendar year. For each annual period, the Company pays the Advisor an Incentive Fee based on the amount by which (A) net realized capital gains, if any, to the extent they exceed gross unrealized capital depreciation, if any, occurring during the period exceeds (B) the amount, if any, by which the period’s hurdle rate exceeds the amount of income used in the determination of the Incentive Fee based on income for the period. The amount of the excess of (A) over (B) described in this paragraph is referred to as the excess gain amount.

The portion of the Incentive Fee based on capital gains for each period will equal 50% of the period’s excess gain amount, until such payments equal 20% of the period’s capital gain amount distributed or distributable to stockholders. Thereafter, the portion of the Incentive Fee based on capital gains for the period equals an amount such that the portion of the Incentive Fee payments to the Advisor based on capital gains for the period equals 20% of the period’s remaining excess gain amount. The result of this formula is that, if the portion of the Incentive Fee based on income for the period exceeds the period’s hurdle, then the portion of the Incentive Fee based on capital gains will be capped at 20% of the capital gain amount.

In calculating whether the portion of the Incentive Fee based on capital gains is payable with respect to any period, the Company accounts for its assets on a security-by-security basis. In addition, the Company uses the “period-to-period” method pursuant to which the portion of the Incentive Fee based on capital gains for any period is based on realized capital gains for the period reduced by realized capital losses and gross unrealized capital depreciation for the period. Based on current interpretations of Section 205(b)(3) of the Investment Advisers Act of 1940 by the SEC and its staff, the calculation of unrealized depreciation for each portfolio security over a period is based on the fair value of the security at the end of the period compared to the fair value at the beginning of the period. Incentive Fees earned in any of the periods described above are not subject to modification or repayment based upon performance in a subsequent period.

We are required under GAAP to accrue a hypothetical capital gains Incentive Fee based upon net realized capital gains and unrealized capital appreciation and depreciation on investments held at the end of each period. The accrual of this hypothetical capital gains incentive fee assumes all unrealized capital appreciation and depreciation is realized in order to reflect a hypothetical capital gains incentive fee that would be payable at each measurement date. If such amount is positive at the end of the period, then we record a capital gains incentive fee equal to 20% of such amount, less the amount of capital gains related incentive fees already accrued in prior periods. If the resulting amount is negative, the accrual for GAAP in a given period may result in an additional expense. There can be no assurance that such unrealized capital appreciation will be realized in the future. However, it should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 or the Management Agreement. Amounts actually paid will be consistent with the Advisers Act which specifically excludes consideration of unrealized capital appreciation.

The capital gains fee due the Advisor as calculated under the Management Agreement as described above, for the years ended December 31, 2013, 2012 and 2011 was zero. In accordance with GAAP, the hypothetical incentive fee for the years ended December 31, 2013, 2012 and 2011 resulted in a capital gains incentive fee of $20,259,349, $5,494,735 and zero, respectively.

Advisor Reimbursements

The Management Agreement provides that the Company will reimburse the Advisor for costs and expenses incurred by the Advisor for office space rental, office equipment and utilities allocable to the Advisor under the Management Agreement, as well as any costs and expenses incurred by the Advisor relating to any non-investment advisory, administrative or operating services provided by the Advisor to the Company. For the years ended December 31, 2013, 2012 and 2011, the Company incurred $2,066,737, $1,991,416 and $1,779,734, respectively, for such investment advisor expenses under the Management Agreement.

From time to time, the Advisor may pay amounts owed by the Company to third party providers of goods or services. The Company will subsequently reimburse the Advisor for such amounts paid on its behalf. Reimbursements to the Advisor for the years ended December 31, 2013, 2012 and 2011, were $2,808,014, $3,107,677 and $3,046,228, respectively.

No person who is an officer, director or employee of the Advisor and who serves as a director of the Company receives any compensation from the Company for such services. Directors who are not affiliated with the Advisor receive compensation for their services and reimbursement of expenses incurred to attend meetings.

Administration

The Company also has entered into an administration agreement with BlackRock Financial Management, Inc. (the “Administrator”) under which the Administrator provides certain administrative services to the Company. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including rent and the Company’s allocable portion of the cost of certain of the Company’s officers and their respective staffs. For the years ended December 31, 2013, 2012 and 2011, the Company incurred $574,895, $322,013 and $968,721, respectively, for administrative services expenses payable to the Administrator under the administration agreement.

Advisor Stock Transactions

In 2007, the Company’s Board of Directors authorized the purchase by the Advisor from time to time in the open market of an indeterminate number of shares of the Company’s common stock, in the Advisor’s discretion, subject to compliance with the Company’s and the Advisor’s applicable policies and requirements of law. There were no such purchases during the years ended December 31, 2013, 2012 and 2011.

In March 2011, the Company’s Board of Directors authorized the purchase in a private placement of up to 1,000,000 shares of the Company’s common stock, by the Advisor in its discretion, subject to compliance with the Company’s and the Advisor’s applicable policies and requirements of law. Pursuant to this authorization, on March 16, 2011, the Company issued and sold to the Advisor in a private placement 200,000 shares of common stock for $2,000,000 or $10.00 per share, which was the closing price of the Company’s common stock price on The NASDAQ Global Select Market on that date. There were no private placement purchases for the years ended December 31, 2013 and 2012.

At December 31, 2013 and 2012, the Advisor owned and had the right to vote approximately 46,000 and 94,000 shares, respectively, of the Company’s common stock, representing less than 1.0% of the total shares outstanding. On such dates, under compensation arrangements for its officers and employees the Advisor owned of record but did not have the right to vote an additional 125,000 and 261,000 shares, respectively, of the Company’s common stock. At December 31, 2013 and 2012, other entities affiliated with the Administrator beneficially owned approximately 4,808,000 and 6,019,000 shares, respectively, of the Company’s common stock, representing approximately 6.5% and 8.2% of the total shares outstanding. An entity affiliated with the Administrator has ownership and financial interests in the Advisor.

4. Earnings per share

The following information sets forth the computation of basic and diluted net increase in net assets per share (earnings per share) resulting from operations for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Earnings per share – basic:
Net increase in net assets resulting from operations	$92,988,803	$57,351,233	$76,920,509
Weighted average shares outstanding – basic	74,174,560	73,623,983	73,037,357
Earnings per share – basic:	$1.25	$0.78	$1.05
Earnings per share – diluted:
Net increase in net assets resulting from operations, before adjustments	$92,988,803	$—	$—
Adjustments for interest on unsecured convertible senior notes	5,642,866	—	—

Net increase in net assets resulting from operations, as adjusted	$98,631,669	$57,351,233	$76,920,509
Weighted average shares outstanding – diluted	82,715,571	73,623,983	73,037,357
Earnings per share – diluted:	$1.19	$0.78	$1.05

Diluted net increase in net assets per share from operations equals basic net increase in net assets per share from operations for December 31, 2012 and 2011 because there were no common stock equivalents outstanding during those years.

5. Investments

Purchases of investments, including PIK, for the years ended December 31, 2013, 2012 and 2011 totaled $533,735,123, $317,097,868 and $401,530,203, respectively. Proceeds from sales, repayments and other exits of investments for the years ended December 31, 2013, 2012 and 2011 totaled $442,623,803, $314,755,655 and $249,139,391, respectively.

At December 31, 2013, investments consisted of the following:

	Cost	Fair Value

Senior secured notes	$229,324,910	$226,685,176
Unsecured debt	118,531,084	118,531,084
Subordinated debt	78,395,314	78,395,314
Senior secured loans:
First lien	160,014,671	158,250,792
Second/other priority lien	368,148,461	368,952,906

Total senior secured loans	528,163,132	527,203,698

Preferred stock	21,891,614	24,872,259
Common stock	66,511,507	143,355,344
Limited partnership/limited liability company interests	34,998,706	68,364,016
Equity warrants/options	6,683,954	30,565,573

Total investments	$1,084,500,221	$1,217,972,464

At December 31, 2012, investments consisted of the following:

	Cost	Fair Value

Senior secured notes	$196,604,877	$193,934,286
Unsecured debt	69,639,165	69,725,040
Subordinated debt	97,976,290	97,910,598
Senior secured loans:
First lien	185,245,486	185,983,030
Second/other priority lien	397,254,097	370,473,889

Total senior secured loans	582,499,583	556,456,919

Preferred stock	4,465,421	5,848,306
Common stock	47,075,765	72,341,231
Limited partnership/limited liability company interests	35,205,426	49,037,167
Equity warrants/options	3,882,766	16,343,994

Total investments	$1,037,349,293	$1,061,597,541

Industry Composition

The industry composition of our portfolio, at fair market value, at December 31, 2013 and 2012 was as follows:

	December 31,
Industry	2013	2012
Personal and Other Services	17.1%	10.7%
Consumer Products	14.6	8.8
Healthcare	12.1	13.5
Chemicals	8.5	4.9
Manufacturing	8.3	10.0
Business Services	7.1	10.6
Electronics	5.6	4.5
Printing, Publishing and Media	5.6	9.1
Energy	5.4	—
Financial Services	4.9	8.1
Beverage, Food and Tobacco	3.5	3.8
Retail	2.8	2.3
Building and Real Estate	2.7	6.0
Distribution	1.6	4.3
Containers and Packaging	0.2	2.7
Transportation	—	0.6
Telecommunications	—	0.1

Total	100.0%	100.0%

The geographic composition of the portfolio at fair value at December 31, 2013 was United States 93.1%, Canada 6.5% and the Cayman Islands 0.4%, and at December 31, 2012 was United States 94.7% and Canada 5.3%. The geographic composition is determined by several factors including the location of the corporate headquarters of the portfolio company.

Market and Credit Risk

In the normal course of business, the Company invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Company may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Company; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Company may be exposed to counterparty credit risk, or the risk that an entity with which the Company has unsettled or open transactions may fail to or be unable to perform on its commitments. The Company manages counterparty risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Company to market, issuer and counterparty credit risks, consist principally of investments in portfolio companies. The extent of the Company’s exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the consolidated statements of assets and liabilities. The Company is also exposed to credit risk related to maintaining all of its cash at a major financial institution.

The Company has investments in lower rated and comparable quality unrated senior and junior secured, unsecured and subordinated debt securities and loans, which are subject to a greater degree of credit risk than more highly rated investments. The risk of loss due to default by the issuer is significantly greater for holders of such securities and loans, particularly in cases where the investment is unsecured or subordinated to other creditors of the issuer.

6. Derivatives

Foreign Currency

The Company may enter into forward foreign currency contracts from time to time to facilitate settlement of purchases and sales of investments denominated in foreign currencies or to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. A forward foreign currency contract is a commitment to purchase or sell a foreign currency at a future date (usually the security transaction settlement date) at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when contracts are settled. The Company’s forward foreign currency contracts generally have terms of approximately three months. The volume of open contracts at the end of each reporting period is reflective of the typical volume of transactions during each calendar quarter. Risks may arise as a result of the potential inability of the counterparties to meet the terms of their contracts. The Company attempts to limit this risk by dealing with only creditworthy counterparties. There were no open forward foreign currency contracts at December 31, 2013.

At December 31, 2012, details of open forward foreign currency contracts were as follows:

Foreign Currency	Settlement Date	Amount and Transaction	US$ Value at Settlement Date	US$ Value at December 31, 2012	Unrealized Appreciation (Depreciation)
Canadian dollar	January 16, 2013	21,880,000 Sold	$ 22,373,103	$ 22,002,621	$ 370,482
Canadian dollar	January 16, 2013	324,397 Purchased	(324,962)	(326,215)	1,253
Canadian dollar	January 16, 2013	334,652 Purchased	(338,845)	(336,527)	(2,318)

Total			$ 21,709,296	$ 21,339,879	$ 369,417

All realized and unrealized gains and losses on forward foreign currency contracts are included in earnings (changes in net assets) and are reported as separate line items within the Company’s consolidated statements of operations. Unrealized gains and losses on forward foreign currency contracts are also reported as separate line items within the Company’s consolidated statements of assets and liabilities.

Warrants and Options

The Company holds warrants and options in certain portfolio companies in an effort to achieve additional investment return. In purchasing warrants and options, the Company bears the risk of an unfavorable change in the value of the underlying equity interest. The aggregate fair value of warrants and options as of December 31, 2013 and December 31, 2012 represents 4.3% and 2.4%, respectively, of the Company’s net assets.

The Company may enter into other derivative instruments and incur other exposures with other counterparties in the future. The derivative instruments held as of December 31, 2013 and December 31, 2012 reflect the volume of derivative activity throughout the periods presented.

7. Debt

In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, calculated pursuant to the 1940 Act, is at least 200% after such borrowing. As of December 31, 2013, the Company’s asset coverage was 246%.

On June 7, 2013, the Company entered into a Senior Secured Term Loan Credit Agreement (the “Term Loan”) which has a principal amount of $10,000,000. The Term Loan has a stated maturity date of May 31, 2018. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 3.75%.

On March 13, 2013, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “Credit Facility”) which has an initial aggregate principal amount of up to $350,000,000 and canceled the prior credit facility and the related term loan that were outstanding at December 31, 2012. The Credit Facility has a stated maturity date of March 13, 2017. The interest rate applicable to borrowings thereunder is generally LIBOR plus an applicable margin of 2.50%. The Credit Facility’s commitment may increase in size, under certain circumstances, up to a total of $750,000,000.

At December 31, 2013, the Company had $179,000,000 drawn on the Credit Facility versus $171,850,000 at December 31, 2012. Subject to compliance with applicable covenants and borrowing base limitations, the remaining amount available under the Credit Facility was $171,000,000 at December 31, 2013.

On February 19, 2013, the Company closed a private offering of $100,000,000 in aggregate principal amount of 5.50% unsecured convertible senior notes due 2018 (the “Convertible Notes”). The initial purchasers of the Convertible Notes fully exercised their overallotment option and purchased an additional $15,000,000 in aggregate principal amount of the Convertible Notes. The closing of the overallotment option took place on March 4, 2013. With the exercise of the overallotment option, a total of $115,000,000 in aggregate principal amount of the Convertible Notes has been sold. Net proceeds to the Company from the offering, including the exercise of the overallotment option, were approximately $111,300,000. The Convertible Notes were only offered to qualified institutional buyers as defined in the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Rule 144A under the Securities Act.

The Convertible Notes are unsecured and bear interest at a rate of 5.50% per year, payable semi-annually in arrears. In certain circumstances and during certain periods, the Convertible Notes are convertible into cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election, at an initial conversion rate of 86.0585 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $11.62 per share of the Company’s common stock, subject to defined anti-dilution adjustments. The Company does not have the right to redeem the Convertible Notes prior to maturity. The Convertible Notes mature on February 15, 2018, unless repurchased or converted in accordance with their terms prior to such date.

On January 18, 2011, the Company closed a private placement issuance of $158,000,000 in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.50% and a maturity date of January 18, 2016 and $17,000,000 million in aggregate principal amount of seven-year, senior secured notes with a fixed interest rate of 6.60% and a maturity date of January 18, 2018 (collectively, the “Senior Secured Notes”). The Senior Secured Notes were sold to certain institutional accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended. Interest on the Senior Secured Notes is due semi-annually on January 18 and July 18, commencing on July 18, 2011.

The Company’s outstanding debt as of December 31, 2013 and 2012 was as follows:

	As of
	December 31, 2013					December 31, 2012
	Total Aggregate Principal Amount Available(1)		Principal Amount Outstanding	Carrying Value		Total Aggregate Principal Amount Available(1)		Principal Amount Outstanding	Carrying Value
Credit Facility	$350,000,000	(2)	$179,000,000	$179,000,000		$375,000,000	(3)	$171,850,000	$171,850,000
Senior Secured Notes	175,000,000		175,000,000	175,000,000		175,000,000		175,000,000	175,000,000
Convertible Notes	115,000,000		115,000,000	113,981,494	(4)	—		—	—
Term Loan	10,000,000		10,000,000	10,000,000		—		—	—

	$650,000,000		$479,000,000	$477,981,494		$550,000,000		$346,850,000	$346,850,000

(1)	Subject to borrowing base and leverage restrictions.
(2)	Provides for a feature that allows the Company, under certain circumstances, up to a total of $750,000,000.
(3)	Provides for a feature that allows the Company, under certain circumstances, up to a total of $900,000,000.
(4)	Represents the aggregate principal amount outstanding of the Convertible Notes less the unaccreted discount initially recorded upon issuance of the Convertible Notes. The total unaccreted discount for the 2018 Convertible Notes, was $1,018,506 as of December 31, 2013.

The average debt outstanding during the years ended December 31, 2013, 2012 and 2011 was $359,486,764, $381,451,093 and $291,353,425, respectively. The maximum amounts borrowed during the years ended December 31, 2013, 2012 and 2011 were $485,831,495, $469,900,000 and $402,000,000, respectively.

The weighted average annual interest cost for the years ended December 31, 2013, 2012 and 2011 was 5.50%, 4.90% and 5.23%, respectively, exclusive of commitment fees and of other prepaid expenses related to establishing the Credit Facility and the Senior Secured Notes. With respect to any unused portion of the commitments under the Credit Facility, the Company incurs an annual commitment fee of 0.375%. Commitment fees incurred for the years ended December 31, 2013, 2012 and 2011 were $1,077,196, $862,540 and $1,261,681, respectively.

At December 31, 2013, the Company was in compliance with all covenants required under the Credit Facility and the Senior Secured Notes.

8. Capital stock

In 2008, the Company’s Board of Directors approved a share repurchase plan under which the Company may repurchase up to 2.5 percent of its outstanding shares of common stock from time to time in open market or privately negotiated transactions. In 2009, the Board of Directors approved an extension and increase to the plan which authorized the Company to repurchase up to an additional 2.5 percent of its outstanding shares of common stock.

In May 2013, the repurchase plan was further extended through the earlier of June 30, 2014 or until the approved number of shares has been repurchased. Since inception of the repurchase plan through December 31, 2013, the Company has purchased 1,425,507 shares of its common stock on the open market for $9,476,676, including brokerage commissions. At December 31, 2013, the total number of remaining shares authorized for repurchase was 1,331,143. The Company currently holds the shares it repurchased in treasury.

There were no share offerings during the years ended December 31, 2013, 2012 and 2011.

For the years ended December 31, 2013, 2012 and 2011, distributions paid to common stockholders were $77,142,658, $76,572,302 and $80,361,895, respectively. For the years ended December 31, 2013, 2012 and 2011, distributions reinvested pursuant to the Company’s dividend reinvestment plan were $5,288,757, $5,591,912 and $8,021,087, respectively.

9. Guarantees and contingencies

In the normal course of business, the Company may enter into guarantees on behalf of portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. The Company has no such guarantees outstanding at December 31, 2013 and December 31, 2012.

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no prior claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

From time to time, the Company may be a party to certain legal proceedings incidental to the normal course of its business, including the enforcement of the Company’s rights under contracts with its portfolio companies. While the Company cannot predict the outcome of these legal proceedings with certainty, it does not expect that these proceedings will have a material effect on its consolidated financial statements.

10. Fair value of financial instruments

Fair Value Measurements and Disclosure

ASC 820-10 defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. ASC 820-10 defines fair value as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. ASC 820-10 emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on unadjusted quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value may require significant management judgment or estimation.

Transfers between levels, if any, represent the value as of the beginning of the period of any investment where a change in the pricing level occurred from the beginning to the end of the period.

The Company’s valuation policy and fair value disclosures are consistent with ASC 820-10. The Company evaluates the source of inputs, including any markets in which its investments are trading, in determining fair value and categorizes each investment within the fair value hierarchy pursuant to ASC 820-10.

Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities as investments in “affiliated”

companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities as investments in “controlled” companies. Detailed information with respect to the Company’s non-controlled non-affiliated, non-controlled affiliated and controlled investments is contained in the accompanying consolidated schedules of investments and other consolidated financial statements. The information in the tables below is presented on an aggregate portfolio basis, without segregating the non-controlled non-affiliated, non-controlled affiliated and controlled investment categories.

The carrying values of the Company’s financial instruments approximate fair value. The carrying values of receivables, other assets, accounts payable and accrued expenses approximate fair value due to their short maturities. The fair value of the Company’s Credit Facility, Convertible Notes, Senior Secured Notes and Term Loan is derived by taking the average of the high and low quotes as obtained from a broker. The fair value of the Credit Facility, Convertible Notes, Senior Secured Notes and Term Loan would be classified as Level 2 with respect to the fair value hierarchy.

The carrying and fair values of the Company’s Credit Facility payable were $179,000,000 and $176,315,000 at December 31, 2013 and $171,850,000 and $168,413,000 at December 31, 2012, respectively. The carrying and fair values of the Company’s Secured Senior Notes were $175,000,000 and $187,375,280 at December 31, 2013, respectively and $175,000,000 and $189,507,410 at December 31, 2012. The carrying and fair values of the Company’s Convertible Notes were $113,981,494 and $116,546,078 at December 31, 2013. The carrying and fair values of the Company’s Term Loan was $10,000,000 and $9,950,000 at December 31, 2013. The carrying and fair values of the Company’s total debt outstanding were therefore $477,981,494 and $490,186,358 at December 31, 2013, respectively and $346,850,000 and $357,920,410 at December 31, 2012.

The following tables summarize the fair values of the Company’s investments, forward foreign currency contracts and cash and cash equivalents based on the inputs used at December 31, 2013 and December 31, 2012 in determining such fair values:

		Fair Value Inputs at December 31, 2013
	Fair Value at December 31, 2013	Price Quotations (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Senior secured notes	$226,685,176	$—	$—	$226,685,176
Unsecured debt	118,531,084	—	—	118,531,084
Subordinated debt	78,395,314	—	—	78,395,314
Senior secured loans	527,203,698	—	—	527,203,698
Preferred stock	24,872,259	—	—	24,872,259
Common stock	143,355,344	—	—	143,355,344
Limited partnership/limited liability company interests	68,364,016	—	—	68,364,016
Equity warrants/options	30,565,573	—	—	30,565,573

Total investments	1,217,972,464	—	—	1,217,972,464
Cash and cash equivalents	18,474,784	18,474,784	—	—

Total	$1,236,447,248	$18,474,784	$—	$1,217,972,464

		Fair Value Inputs at December 31, 2012
	Fair Value at December 31, 2012	Price Quotations (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Senior secured notes	$193,934,286	$—	$—	$193,934,286
Unsecured debt	69,725,040	—	—	69,725,040
Subordinated debt	97,910,598	—	—	97,910,598
Senior secured loans	556,456,919	—	—	556,456,919
Preferred stock	5,848,306	—	—	5,848,306
Common stock	72,341,231	—	—	72,341,231
Limited partnership/limited liability company interests	49,037,167	—	—	49,037,167
Equity warrants/options	16,343,994	—	—	16,343,994

Total investments	1,061,597,541	—	—	1,061,597,541
Forward foreign currency contracts	369,417	—	369,417	—
Cash and cash equivalents	9,122,141	9,122,141	—	—

Total	$1,071,089,099	$9,122,141	$369,417	$1,061,597,541

The valuation techniques used at December 31, 2013 and December 31, 2012 in determining the fair values of the Company’s investments for which significant unobservable inputs were used were the market approach, income approach or both using third party valuation firms or broker quotes for identical or similar assets. The total fair market value using the market or income approach or using third party valuation firms was $1,200,162,280 and $1,061,396,764 as of December 31, 2013 and December 31, 2012, respectively. The remaining balance was determined using broker quotes for identical or similar assets.

The following is a reconciliation for the year ended December 31, 2013 of investments for which Level 3 inputs were used in determining fair value:

	Fair Value at December 31, 2012	Amortization of Premium/ Discount - Net	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation or Depreciation	Purchases	Sales or Repayments	Net Transfers in and/or out of Level 3	Fair Value at December 31, 2013
Senior secured notes	$193,934,286	$2,339,554	$9,092,475	$30,857	$66,446,805	$(45,158,801)	$—	$226,685,176
Unsecured debt	69,725,040	85,875	—	(85,875)	53,806,044	(5,000,000)	—	118,531,084
Subordinated debt	97,910,598	1,099,329	—	65,692	25,031,979	(45,712,284)	—	78,395,314
Senior secured loans	556,456,919	9,410,079	(24,135,225)	25,083,229	431,732,754	(471,344,058)	—	527,203,698
Preferred stock	5,848,306	216,156	(34,502,744)	1,597,760	68,777,885	(17,065,104)	—	24,872,259
Common stock	72,341,231	—	(8,288,493)	51,578,371	28,138,978	(414,743)	—	143,355,344
Limited partnership/LLC Interest	49,037,167	—	86,358	19,533,569	153,745	(446,823)	—	68,364,016
Equity warrants/options	16,343,994	824,670	85,232	11,420,391	2,372,792	(481,506)	—	30,565,573

Total investments	$1,061,597,541	$13,975,663	$(57,662,397)	$109,223,994	$676,460,982	$(585,623,319)	$—	$1,217,972,464

The following is a reconciliation for the year ended December 31, 2012 of investments for which Level 3 inputs were used in determining fair value:

	Fair Value at December 31, 2011	Amortization of Premium/ Discount - Net	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation or Depreciation	Purchases	Sales or Repayments	Net Transfers in and/or out of Level 3	Fair Value at December 31, 2012
Senior secured notes	$113,871,025	$1,997,176	$—	$1,142,388	$76,923,697	$—	$—	$193,934,286
Unsecured debt	5,000,000	228,885	(45,124,241)	45,195,356	64,725,040	(300,000)	—	69,725,040
Subordinated debt	163,038,989	2,608,917	(8,185,353)	3,831,905	10,661,605	(74,045,465)	—	97,910,598
Senior secured loans	655,594,813	11,423,475	(7,345,237)	(17,236,269)	150,008,655	(235,988,518)	—	556,456,919
Preferred stock	—	—	—	1,382,885	4,465,421	—	—	5,848,306
Common stock	65,985,605	—	(51,644)	10,932,904	(3,471,539)	(1,054,095)	—	72,341,231
Limited partnership/LLC Interest	39,170,742	—	(27,090,218)	18,428,131	21,896,089	(3,367,577)	—	49,037,167
Equity warrants/options	6,291,268	—	(136,297)	9,489,178	699,845	—	—	16,343,994

Total investments	$1,048,952,442	$16,258,453	$(87,932,990)	$73,166,478	$325,908,813	$(314,755,655)	$—	$1,061,597,541

There were no transfers between levels during year ended December 31, 2013 and 2012. Transfers, to the extent they exist, are deemed to take place at the beginning of the reporting period. All realized and unrealized gains and losses are included in earnings (changes in net assets) and are reported as separate line items within the Company’s consolidated statements of operations.

The significant unobservable inputs used in the market approach of fair value measurement of the Company’s investments are the market multiples of earnings before income tax, depreciation and amortization (“EBITDA”) of the comparable guideline public companies. The independent valuation firms select a population of public companies for each investment with similar operations and attributes of the subject company. Using these guideline public companies’ data, a range of multiples of enterprise value to EBITDA is calculated. The independent valuation firms select percentages from the range of multiples for purposes of determining the subject company’s estimated enterprise value based on said multiple and generally the latest twelve months EBITDA of the subject company (or other meaningful measure). Significant increases or decreases in the multiple will result in an increase or decrease in enterprise value, resulting in an increase or decrease in the fair value estimate of the investment.

The significant unobservable input used in the income approach of fair value measurement of the Company’s investments is the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. Significant increases or decreases in the discount rate would result in an decrease or increase in the fair value measurement. Included in the consideration and selection of discount rates are the following factors: risk of default, rating of the investment and comparable company investments, and call provisions.

The ranges of significant unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2013 were as follows:

	High	Low	Weighted Average
EBITDA Multiples:
Senior secured notes	n/a	n/a	n/a
Unsecured debt	5.62x	4.94x	5.28x
Subordinated debt	n/a	n/a	n/a
Senior secured loans	7.54x	6.65x	7.09x
Preferred stock	6.20x	5.60x	5.90x
Common stock	7.15x	6.37x	6.76x
Limited partnerships/LLC interest	9.80x	8.98x	9.39x
Equity warrants/options	6.54x	5.60x	6.07x

	High	Low	Weighted Average
Market Yields:
Senior secured notes	14.93%	13.43%	14.18%
Unsecured debt	12.75%	12.25%	12.50%
Subordinated debt	15.00%	13.00%	14.00%
Senior secured loans	10.71%	10.00%	10.35%
Preferred stock	n/a	n/a	n/a
Common stock	n/a	n/a	n/a
Limited partnerships/LLC interest	2.90%	2.75%	2.83%
Equity warrants/options	2.90%	2.75%	2.83%

The ranges of significant unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2012 were as follows:

	High	Low	Weighted Average
EBITDA Multiples:
Senior secured notes	7.50x	7.00x	7.30x
Unsecured debt	n/a	n/a	n/a
Subordinated debt	n/a	n/a	n/a
Senior secured loans	8.60x	7.50x	8.00x
Preferred stock	7.50x	6.80x	7.10x
Common stock	8.40x	7.50x	8.00x
Limited partnerships/LLC interest	9.00x	8.30x	8.60x
Equity warrants/options	5.70x	4.80x	5.20x
Market Yields:
Senior secured notes	14.20%	12.50%	13.35%
Unsecured debt	14.63%	13.38%	14.00%
Subordinated debt	14.69%	13.44%	14.06%
Senior secured loans	13.29%	11.25%	12.27%
Preferred stock	n/a	n/a	n/a
Common stock	n/a	n/a	n/a
Limited partnerships/LLC interest	n/a	n/a	n/a
Equity warrants/options	n/a	n/a	n/a

11. Consolidated financial highlights

The following per share data and ratios have been derived from information provided in the consolidated financial statements. The following is a schedule of consolidated financial highlights for a common share outstanding for each of the five years in the period ended December 31, 2013.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Per Share Data:
Net asset value, beginning of year	$9.31	$9.58	$9.62	$9.55	$9.23

Net investment income	0.64	1.00	1.00	0.96	1.36
Net realized and unrealized gain (loss)	0.61	(0.22)	0.05	0.18	(0.16)

Total from investment operations	1.25	0.78	1.05	1.14	1.20
Distributions to stockholders from:
Net investment income	(0.60)	(0.07)	(0.81)	(1.28)	(0.80)
Net realized gains	—	—	—	—	—
Tax return of capital	(0.44)	(0.97)	(0.29)	—	—

Total distributions	(1.04)	(1.04)	(1.10)	(1.28)	(0.80)
Equity component of warrant	0.01	—	—	—	—
Issuance of stock at prices from dividend reinvestment plan	0.01	(0.01)	0.01	0.35	(0.13)
Offering costs	—	—	—	(0.14)	—
Purchases of treasury stock at prices below net asset value	—	—	—	—	0.05

Net increase (decrease) in net assets	0.23	(0.27)	(0.04)	0.07	0.32

Net asset value, end of year	$9.54	$9.31	$9.58	$9.62	$9.55

Market price, end of year	$9.33	$10.06	$8.16	$11.06	$8.52

Total return(1)	3.56%	38.02%	(16.03)%	48.40%	(5.86)%
Ratios / Supplemental Data:
Ratio of operating expenses to average net assets	8.78%	7.28%	5.55%	6.05%	7.94%
Ratio of credit facility related expenses to average net assets	3.29%	3.13%	2.67%	1.35%	1.35%

Ratio of total expenses to average net assets	12.07%	10.41%	8.22%	7.40%	9.29%
Ratio of net investment income to average net assets	6.85%	10.41%	10.22%	9.68%	14.47%
Net assets, end of year	$709,704,341	$687,379,692	$701,008,849	$698,479,924	$539,562,762
Average debt outstanding	$359,486,764	$381,451,093	$291,353,425	$205,151,507	$397,464,757
Weighted average shares outstanding	74,174,560	73,623,983	73,037,357	62,663,002	55,923,757
Average debt per share(2)	$4.85	$5.18	$3.99	$3.27	$7.11
Portfolio turnover	41%	29%	26%	49%	14%

Figures may not foot due to rounding.
(1)	For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, total return is based on the change in market price during the respective years. Total return calculations take into account distributions, if any, reinvested in accordance with the Company’s dividend reinvestment plan and do not reflect brokerage commissions. Total return is not annualized.
(2)	Average debt per share is calculated as average debt outstanding divided by the weighted average shares outstanding during the applicable period.

12. Federal tax information

Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with GAAP. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in-capital, distributions in excess of net investment income or accumulated net realized gain (loss), as appropriate, in the period that the differences arise. The following temporary and permanent differences at December 31, 2013 and 2012 primarily attributable to differences in the tax treatment of certain debt securities, the tax characterization of income from partnership investments, foreign currency transactions, non-deductible expenses and differences in accounting for certain upfront fees (treated as taxable income when received and may be accreted over the life of the respective investment for financial reporting purposes), were reclassified for tax purposes as follows:

	December 31, 2013	December 31, 2012
Paid-in capital in excess of par	$3,237,331	$(1,051)
Distributions in excess of net investment income	$(177,995)	$(64,352,584)
Accumulated net realized loss	$(3,059,336)	$64,353,635

The following reconciles net increase in net assets resulting from operations to taxable income for the years ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Net increase in net assets resulting from operations	$92,988,803	$57,351,233
Net unrealized appreciation not taxable	(109,714,146)	(72,808,120)
Deferral of late year capital loss	6,587,449	14,808,295
Reversal of prior year post-October capital loss	(7,379,468)	(10,280,211)
Deferral of late year ordinary loss	4,343	159,963
Reversal of prior year post-October ordinary loss	(159,963)	—
Section 1256 currency contracts mark-to-market	—	369,417
Reversal of prior year Section 1256 currency contracts mark-to-market	(369,411)	1,106,241
Current year net capital losses	64,993,718	20,393,297
Upfront fees recognized for book, already recognized for tax	(2,536,703)	(5,662,328)
Losses not currently deductible	(4,965)	34,009
Other book/tax differences	(11,311)	(189,557)
Amortization of organizational costs	(3,804)	(3,804)

Taxable income before deductions for distributions	$44,394,542	$5,278,435

Taxable income generally differs from the change in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as unrealized gains or losses are not included in taxable income until they are realized.

Book and tax basis differences relating to stockholder distributions and other permanent book and tax differences are reclassified among the Company’s capital accounts. In addition, the character of income and gains to be distributed is determined in accordance with income tax regulations that may differ from GAAP.

At December 31, 2013, the cost of investments for tax purposes was $1,109,971,444 resulting in net unrealized appreciation of $108,001,020 which was comprised of gross unrealized appreciation and depreciation of $154,625,031 and ($46,624,011), respectively. At December 31, 2012, the cost of investments for tax purposes was $1,064,516,575 resulting in net unrealized depreciation of ($2,919,638) which was comprised of gross unrealized appreciation and depreciation of $78,004,116 and ($80,923,754), respectively.

At December 31, 2013 and 2012, the components of accumulated net losses on a tax basis and a reconciliation to accumulated net losses on a book basis were as follows:

	December 31, 2013	December 31, 2012
Net unrealized appreciation	$130,522,308	$20,808,162
Deferred late year capital loss	(6,587,449)	(14,808,295)
Section 1256 currency contracts mark-to-market	—	(369,417)
Deferred late year ordinary loss	(4,343)	(159,963)
Differences between book and tax loss on investments	(45,889,105)	(38,460,278)
Distributions payable	(19,344,682)	(19,196,418)
Capital loss carry forward	(247,205,862)	(179,831,735)
Differences between book and tax on upfront fees	—	(2,536,699)
Wash sales on investments	(31,374)	(36,339)
Expenses not currently deductible	(24,725)	(28,531)
Net income from pass thru investments	13,020,429	13,866,046

Total accumulated losses—net, book basis	$(175,544,803)	$(220,753,467)

For the tax year ended December 31, 2013, the Company had a net capital loss carry forward of $247,205,862, which can be used to offset future capital gains. If not utilized against future gains, $9,065,897 expires in 2017 and $95,856,015 expires in 2018. The remaining $142,283,950 of this capital loss carry forward will not be subject to expiration and must be utilized prior to the losses subject to expiration.

As a RIC, the Company is subject to a non-deductible federal excise tax of 4% if it does not distribute at least 98% of its ordinary income, excluding net short-term capital gains, in any calendar year; 98.2% of its capital gains in excess of capital losses for each one-year period ended October 31; and any ordinary income and net capital gains for preceding years that were not distributed during such years. For each of the years ended December 31, 2013 and 2012, no provision for federal excise tax was recorded.

For income tax purposes, distributions paid to stockholders are reported as ordinary income, non-taxable (return of capital), capital gains, or a combination thereof. The tax character of distributions paid or declared during the year ended December 31, 2013 was $44,542,806 of ordinary income and $32,599,852 of return of capital. The tax character of distributions paid or declared during the year ended December 31, 2012 was $5,434,267 of ordinary income and $71,138,035 of return of capital.

ASC 740-10, Income Taxes (“ASC 740-10”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax position are recognized in the consolidated financial statements. Based on its analysis of its tax position, the Company has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10.

The Company files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Company’s U.S. federal income tax returns remains open for each of the four years ended December 31, 2013. The statute of limitations on the Company’s state and local tax returns may remain open for an additional year depending upon the jurisdiction.

13. Selected quarterly financial data (unaudited)

Quarter Ended	Total Investment Income	Net Investment Income	Net Realized and Unrealized Gain (Loss)	Net Increase (Decrease) in Net Assets Resulting from Operations	Basic Earnings per Common Share	Diluted Earnings per Common Share	Net Asset Value per Common Share at End of Quarter
	(Dollars in thousands, except per share data)
December 31, 2013	$32,977	$4,580	$26,744	$31,325	$0.42	$0.39	$9.54
September 30, 2013	31,383	8,874	10,970	19,844	0.27	0.26	9.38
June 30, 2013	36,136	21,220	(9,196)	12,023	0.16	0.16	9.37
March 31, 2013	31,130	12,964	16,833	29,797	0.40	0.39	9.47
December 31, 2012	$37,898	$8,316	$(6,574)	$1,742	$0.02	$0.02	$9.31
September 30, 2012	40,720	23,938	(9,609)	14,329	0.19	0.19	9.55
June 30, 2012	35,466	22,383	(1,401)	20,982	0.29	0.29	9.61
March 31, 2012	33,207	19,024	1,274	20,298	0.28	0.28	9.59
December 31, 2011	$35,989	$11,298	$(4,249)	$7,050	$0.10	$0.10	$9.58
September 30, 2011	33,247	20,965	(8,027)	12,937	0.18	0.18	9.75
June 30, 2011	37,107	25,739	13,179	38,918	0.53	0.53	9.83
March 31, 2011	25,160	14,877	3,138	18,015	0.25	0.25	9.56

14. Subsequent events

The Company has reviewed subsequent events occurring through the date that these consolidated financial statements were issued, and determined that no subsequent events occurred requiring accrual or disclosure, except as disclosed below and elsewhere in these Notes to Consolidated Financial Statements.

On March 5, 2014, the Company’s Board of Directors declared a distribution of $0.26 per share, payable on April 3, 2014 to stockholders of record at the close of business on March 20, 2014.

Prospectus

Part C

OTHER INFORMATION

Item 25.	Financial statements and exhibits

1.	Financial Statements

See the Index to Financial Statements on page F-1.

2.	Exhibits

(a)(1)	Certificate of Incorporation.(1)

(a)(2)	Certificate of Amendment to the Certificate of Incorporation.(2)

(b)	Amended and Restated By-Laws.(3)

(d)(1)	Form of Specimen Stock Certificate.(4)

(d)(2)	Form of Indenture.(5)

(d)(3)	Statement of Eligibility of Trustee on Form T-1.**

(d)(4)	Form of Subscription Certificate.(5)

(d)(5)	Form of Warrant Agreement.(5)

(d)(6)(a)	Indenture dated February 19, 2013 relating to the 5.50% Convertible Senior Notes due 2018.(14)

(d)(6)(b)	Form of Global Note 5.50% Convertible Senior Note due 2018 (included as part of exhibit (d)(6)(a)).(14)

(e)	Amended and Restated Dividend Reinvestment Plan.(6)

(g)	Investment Management Agreement.(7)

(h)(1)	Form of Underwriting Agreement for Equity.(8)

(h)(2)	Form of Underwriting Agreement for Debt.(8)

(j)(1)	Custody Agreement.(9)

(j)(2)	Form of Foreign Custody Manager Agreement.(4)

(k)(1)	Form of Stock Transfer Agency Agreement.(9)

(k)(2)	Form of Administration Agreement.(9)

(k)(3)	Form of Sub-Administration and Accounting Services Agreement.(9)

(k)(4)	Note Purchase Agreement.(10)

(k)(5)	Amended and Restated Senior Secured Revolving Credit Agreement.(11)

(l)	Opinion and Consent of Counsel to the Company.(12)

(n)(1)	Consent of Independent Registered Public Accounting Firm.*

(n)(2)	Report of Independent Registered Public Accounting Firm on “Senior Securities” Table.(18)

(n)(3)	Power of Attorney.(15)

(n)(4)	Power of Attorney.(16)

(r)(1)	Code of Ethics of the Company.(13)

(r)(2)	Code of Ethics of the Advisor.(4)

(r)(3)	Code of Ethics and Business Conduct of the Company.(17)

99.1	Form of Preliminary Prospectus Supplement For Common Stock Offerings(15)

99.2	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(15)

99.3	Form of Preliminary Prospectus Supplement For Warrant Offerings(15)

99.4	Form of Preliminary Prospectus Supplement For Subscription Rights Offerings(15)

99.5	Form of Preliminary Prospectus Supplement For Debt Offerings(15)

99.6	Form of Preliminary Prospectus Supplement For Unit Offerings(15)

*	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference to our Form 10-12G/A as filed with the Securities and Exchange Commission on July 22, 2005.
(2)	Incorporated by reference to our Form 8-K as filed with the Securities and Exchange Commission on March 28, 2007.
(3)	Incorporated by reference to our 8-K as filed with the Securities and Exchange Commission on June 8, 2010.
(4)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on June 14, 2007.
(5)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 on Form N-2, filed on June 5, 2008.
(6)	Incorporated by reference to our Form 8-K as filed with the Securities and Exchange Commission on March 4, 2009.
(7)	Incorporated by reference to our Form 10-Q as filed with the Securities and Exchange Commission on August 8, 2008.
(8)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 2 on Form N-2, filed on October 14, 2008.
(9)	Incorporated by reference to our Form 10-K as filed with the Securities and Exchange Commission on March 29, 2006.
(10)	Incorporated by reference to our Form 8-K as filed with the Securities and Exchange Commission on January 19, 2011.
(11)	Incorporated by reference to our Form 8-K as filed with the Securities and Exchange Commission on March 27, 2014.
(12)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 on Form N-2, filed on March 22, 2012.
(13)	Incorporated by reference to our Form 10-K as filed with the Securities and Exchange Commission on March 12, 2010.
(14)	Incorporated by reference to our Form 8-K as filed with the Securities and Exchange Commission on February 19, 2013.
(15)	Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 2 on Form N-2, filed with the Securities and Exchange Commission on September 25, 2013.
(16)	Incorporated by reference to the signature page to the Registrant’s pre-effective Amendment No. 1 on Form N-2, filed on March 22, 2012.
(17)	Incorporated by reference to our Form 10-K as filed with the Securities and Exchange Commission on March 16, 2009.
(18)	Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 3 on Form N-2, filed with the Securities and Exchange Commission on March 21, 2014.

Item 26.	Marketing arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27.	Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fee	$174,150
NASDAQ Global Select Market listing fee	187,500
Printing (other than certificates)	875,000
Accounting fees and expenses	250,000
Legal fees and expenses	625,000
FINRA fee	75,500
Miscellaneous fees and expenses	18,750

Total	$2,205,900

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons controlled by or under common control with the registrant

The following list sets forth each of the companies considered to be “controlled” by us as defined by the Investment Company Act of 1940.

As of December 31, 2013:

% of Voting Securities owned
Bankruptcy Management Solutions, Inc. (Delaware)	32.5%
BKC ARS Blocker, Inc. (Delaware)	100.0%
BKC ASW Blocker, Inc. (Delaware)	100.0%
BKC CSP Blocker, Inc. (Delaware)	100.0%
BKC DVSH Blocker, Inc. (Delaware)	100.0%
BKC MTCH Blocker, Inc. (Delaware)	100.0%
BKC-WBS, LLC (Delaware)	100.0%
ECI Holdco, Inc. (Delaware)	26.3%
WBS Group, LLC (Delaware)	100.0%
Westward Dough Holdings, LLC (Delaware)	35.0%

Item 29.	Number of holders of shares

As of April 29, 2014:

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	308

Item 30.	Indemnification

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

We may agree to indemnify any underwriters or agents against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31.	Business and other connections of investment advisor

A description of any other business, profession, vocation or employment of a substantial nature in which the Advisor, and each managing director, director or executive officer of the Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Advisor.” Additional information regarding the Advisor and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 000-51327), and is incorporated herein by reference.

Item 32.	Location of accounts and records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o BlackRock Kelso Capital Advisors LLC, 40 East 52nd Street, New York, NY 10022 and at the offices of the Registrant’s Custodian, Transfer Agent, Sub-Administrator and Accounting Agent, BNY Mellon Investment Servicing Trust Company, 8800 Tinicum Boulevard, 3rd Floor, Philadelphia, PA 19153 and BNY Investment Servicing (U.S.) Inc., 301 Bellevue Parkway, Wilmington, DE 19809, respectively.

Item 33.	Management services

Not Applicable.

Item 34.	Undertakings

(1) The Registrant hereby undertakes to suspend the offering of the securities until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant;

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f) to file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement;

(g) to file a post-effective amendment to the registration statement with respect to any offering of units; and

(h) to file a post-effective amendment to the registration statement with respect to any rights offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 30th day of April 2014.

By:	/S/ JAMES R. MAHER
Name:	James R. Maher
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 30th day of April 2014.

Name	Title

/S/ JAMES R. MAHER James R. Maher	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/S/ CORINNE PANKOVCIN Corinne Pankovcin	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* John R. Baron	Director

* Brian D. Finn	Director

* Jerrold B. Harris	Director

* William E. Mayer	Director

* François de Saint Phalle	Director

* Maureen K. Usifer	Director

* By:	/S/ JAMES R. MAHER

Signed by James R. Maher on behalf of those identified pursuant to his designation as attorney-in-fact signed by Messrs. Harris, Mayer and de Saint Phalle and Ms. Usifer on March 22, 2012 and by Messrs. Baron and Finn on September 24, 2013.

April	30, 2014

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

INDEX TO EXHIBITS

2.	Exhibits

(n)(1)	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith.